This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange
Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on August 3,
2021 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No._______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

____________________

MAINZ BIOMED B.V.
(Exact name of registrant as specified in its charter)

____________________

Insert	Insert	Insert
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________

Mainz Biomed B.V.
Robert Koch Strasse 50
55129 Mainz
Germany
Telephone: 0049 6131 5542860

(Address of principal executive offices, including zip code, and telephone number, including area code)

____________________

Vcorp Services, LLC
25 Robert Pitt Drive, Suite 204
Monsey, NY 10952
Telephone:

(Name, address, including zip code, and telephone number, including area code, of agent of service)

____________________

Copies to:

William Rosenstadt, Esq. Tim Dockery, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue New York, New York 10022 Telephone: (212) 588-0022	Benjamin Tan, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930 9700

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)		Amount of registration fee
Ordinary shares	$—		$—
Warrants to be issued to the underwriter	—	(3)	—	(3)
Ordinary shares underlying warrants to be issued to the underwriter(4)	$—		$—
	$—		$—

____________

(1)      Pursuant to Rule 416 under the Securities Act, there are also being registered such indeterminate number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(2)      Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

(3)      No registration fee required pursuant to Rule 457(g).

(4)      We have agreed to issue to the underwriter warrants to purchase ordinary shares representing up to 7% of the ordinary shares issued in the offering. The underwriter warrants are exercisable at a per share exercise price equal to         % of the public offering price per ordinary share offered hereby. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriter warrants is $        , which is equal to         % of $          (      % of         ).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses: one to be used in connection with the public offering of                ordinary shares through the underwriter named on the cover page of this prospectus (the “Prospectus”) and one to be used in connection with the potential resale by the selling shareholders of up to                ordinary shares held by the selling shareholders identified therein (the “Selling Shareholder Prospectus”). The Prospectus and the Selling Shareholder Prospectus will be identical in all respects except for the alternate pages for the Selling Shareholder Prospectus included herein which are labeled “Alternate Pages for Selling Shareholder Prospectus.”

The Selling Shareholder Prospectus is substantively identical to the Prospectus, except for the following principal points:

•        they contain different outside and inside front covers;

•        they contain different Offering sections in the Prospectus Summary section;

•        they contain different Use of Proceeds sections;

•        the Capitalization section is deleted from the Selling Shareholder Prospectus;

•        the Dilution section is deleted from the Selling Shareholder Prospectus;

•        a Selling Shareholder section is included in the Selling Shareholder Prospectus;

•        the Underwriting section from the Prospectus is deleted from the Selling Shareholder Prospectus and a Plan of Distribution is inserted in its place; and

•        the Legal Matters section in the Selling Shareholder Prospectus deletes the reference to counsel for the underwriter.

We have included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Shareholder Prospectus as compared to the Prospectus.

While the selling shareholders have expressed an intent not to sell the shares of ordinary shares offered pursuant to the Selling Shareholder Prospectus prior to the closing of or concurrently with the public offering, the sales of our securities registered in the Prospectus and the Selling Shareholder Prospectus may result in two offerings taking place sequentially or concurrently, which could affect the price and liquidity of, and demand for, our securities. This risk and other risks are included in “Risk Factors” beginning on page 11 of the Prospectus.

The information contained in this preliminary prospectus is not complete and may be changed. Neither we nor the underwriter can sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 3, 2021

_____________ Ordinary Shares

Mainz Biomed B.V.

____________________

This is a firm commitment initial public offering of ________ ordinary shares of Mainz Biomed B.V., of which we will sell ______________ ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price of our shares will be between $_____ and $ ______.

We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “MYNZ”.

In addition, we have registered                ordinary shares for resale by certain shareholders by means of separate prospectus (the “Selling Shareholder Prospectus”). While the selling shareholders have expressed an intent not to sell their ordinary shares registered pursuant to the Selling Shareholder Prospectus prior to the closing of or concurrently with the public offering, the sales of our securities registered in the Prospectus and the Selling Shareholder Prospectus may result in two offerings taking place sequentially or concurrently, which could affect the price and liquidity of, and demand for, our securities.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the matters described under the caption “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Share	Total
Public offering price	$	$
Underwriter discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

____________

(1)      The underwriter, Boustead Securities, LLC , will receive compensation in addition to the discounts and commissions. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase ordinary shares to be issued to the underwriter (based on the assumed offering price of $_______ per share, the midpoint of the range set forth on the cover page of this prospectus). We have agreed to issue the warrants to the underwriter as a portion of the underwriting compensation payable to the underwriter in connection with this offering. See “Underwriting” for a description of compensation payable to the underwriter.

(2)      The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to this Offering.”

The underwriter expects to deliver the ordinary shares on or about               , 2021.

Boustead Securities, LLC

The date of this prospectus is               , 2021

(Insert Applicable Images/Info)

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on our behalf. Neither we, nor the selling shareholders, nor the underwriter, have authorized any other person to provide you with different or additional information. Neither we, nor the selling shareholders, nor the underwriter, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The underwriter is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

Except as otherwise set forth in this prospectus, neither we nor the selling shareholders, nor the underwriter have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Unless the context otherwise requires, in this prospectus, the term(s) “we”, “us”, “our”, “Company”, “our company”, “our business” and “Mainz Biomed” refer to Mainz Biomed B.V.

i

PROSPECTUS SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus. You should read carefully the entire document, including our historical financial statements and related notes, to understand our business, the ordinary shares and the other considerations that are important to your investment decision. You should pay special attention to the “Risk Factors” section beginning on page 11.

Our Company

We are a molecular genetics cancer diagnostic company formed in 2021 to acquire PharmGenomics GmbH (“PharmGenomics“) with the purpose of commercializing their product portfolio in Europe and the United States. PharmGenomics, a German DIN EN ISO 13485-certified manufacturer of in-vitro diagnostic (“IVD”) tests with its own molecular genetic laboratory, has developed several IVD tests for the European market since it was founded in 2008.

Our portfolio consists of the following products and product candidates:

•        ColoAlert, a colorectal cancer (“CRC”) screening stool DNA (“deoxyribonucleic acid”) test licensed from ColoAlert AS and sold in Europe,

•        PancAlert, a product candidate in an early stage of research for a pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction (“PCR”)-based multiplex detection of molecular-genetic biomarkers in stool samples,

•        GenoStrip, a proposed platform technology in an early stage of research to detect pathogens in environments on a molecular genetic basis where a qualitative evaluation must be made in a short-time period and

•        Legacy Research-Use-Only (“RUO”) and IVD tests, such as the GenoChips and the HumaSense product line, that we intend to license to third parties, sell or discontinue within the coming 18 months as well as third-party laboratory testing that we plan to discontinue.

About the Industry

The cancer industry can be divided into a diagnostics segment focused on detecting cancers, and a therapeutic segment focused on treating them. We are focused on the diagnostic aspect of the cancer industry.

For most cancer, early detection is lifesaving and for CRC, in particular, the symptoms are unclear and removal of cancer by surgery in the early stage is easy compared to treatment at a late stage. Screening of CRC is both lifesaving and cost saving. We compete with other entities developing and offering diagnostic tests to detect the presence of cancers. Our core product is a CRC screening stool DNA test, and we are in the early stages of researching a similar test for pancreatic cancer.

CRC refers to malignant tumors in the colon or rectum. These tumors usually develop from benign polyps which, over time degenerate and become cancerous. Because of the high survival rates in case of early detection, regular and accurate screening is essential.

According to the American Cancer Society, CRC is the third most-commonly diagnosed cancer but the second leading cause of cancer death in the world.1 According to an article in BMJ Journals, global cases of CRC are expected to increase by 60% to more than 2.2 million new cases and 1.1 million deaths by 2030.2

Industry Arc forecasts that the CRC diagnostic and therapeutic markets will be $31.2 billion in 2025, up from $26.2 billion in 2019, representing a compound annual growth rate (“CAGR”) of 3.0%.3 Factors that add to the rising prevalence of tumors that lead to CRC include unhealthy eating habits, both in the choice of foods and the timing of meals, and an increasing geriatric population in many nations.

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1          American Cancer Society, CA — A cancer journal for clinicians, Volume 71, issue3

2          BMJ Journals, Global patterns and trends in colorectal cancer incidents and mortality, Volume 66, Issue 4

3          https://www.industryarc.com/Report/15559/colorectal-cancer-market.html

A recent report by Fact.MR projects the global CRC diagnostics market to register an expansion at a CAGR of 8.5% from 2017 to 2022. Revenues from the global CRC diagnostics market are expected to surpass $2 billion by the end of 2022.4

Products and Product Candidates

We strive to make the diagnosis of various diseases more effective by using the latest genetic diagnostic technologies. Enabling earlier detection of these diseases allows for earlier and better therapy for affected individuals. In addition to offering the CRC screening test, ColoAlert, we are currently developing two product candidates, PancAlert and GenoStrip. We aim to use known and existing biomarkers (concepts) in applicable and reliable diagnostic tools.

ColoAlert

We offer a CRC screening test, ColoAlert. We believe that molecular genetic stool tests like ColoAlert increase the low participation rate in CRC screening and shift the detection of CRC to an earlier point of time which, in turn, increases the likelihood of successful treatment of the cancer. ColoAlert is currently offered primarily in German-speaking countries due to the geographical location of our offices and facilities. In Germany alone, more than 31 million people are older than the suggested screening age of 50, resulting in a total available market of over 10 million tests per year, based on a screening interval of three years. Over 5 million of them are privately insured and eligible for complete reimbursement.

ColoAlert is a multitarget test in which the stool sample is analyzed for genetic anomalies as well as for the presence of hidden blood, which is often called occult blood. The genetic markers were chosen to complement the diagnostic accuracy of the occult blood test and lead to an increased clinical added value.

We target individuals covered by national CRC screening programs. Most screening programs recommend CRC screening starting at age 50. However, a trend exists to further lower the screening age. For example, the FDA recently recommended CRC screening starting at age 45.

We license the ColoAlert test from a Norwegian research and development company, ColoAlert AS, pursuant to an exclusive licensing agreement dated January 1, 2019. Pursuant to the terms of our license, we pay ColoAlert AS 50% of the net profit that we generate from the ColoAlert test, in addition to a protection fee of €5 per test sold. The licensing agreement has no fixed term but will be terminated if the quarterly fee paid to ColoAlert AS is less than €25,000 for each of the quarters ending on or prior to December 31, 2022 and €250,000 per quarter thereafter. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for  the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €3 per ColoAlert test sold. If we opt to make the one-time payment in cash, ColoAlert AS has the right to require us to pay the €4,000,000 in ordinary shares at the valuation of our most recent financing.

In the European Union, ColoAlert is a CE-IVD registered product under the current In-Vitro Diagnostics Directive 98/79 /EC (“IVD-D”). Starting on May 26, 2022, IVD products in the European Union will be regulated by the In-Vitro Diagnostics Regulation, EU 2017/746 (“IVD-R”), which replaces the IVD-D. We are currently evaluating the necessary steps to meet the upcoming regulations for our ColoAlert product. ColoAlert is currently validated on the Roche LightCycler 480 II and Roche Lightcycler 2.0. Mainz BioMed is planning to validate the test on additional real time PCR instruments used in many laboratories worldwide to allow a potential faster market penetration.

We offer ColoAlert Basic, which consists of the above-described biomarker panel with results obtained in 9 workdays, and ColoAlert Plus, which also includes the detection of the hemoglobin-haptoglobin while delivering results within five workdays.

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4          https://www.factmr.com/report/70/colorectal-cancer-diagnostics-market

We manufacture the ColoAlert IVD test kits at our facility in Mainz, Germany.

Below is a typical process flow for the use of ColoAlert for Germany.

Typical process flow:

1.      The patient is informed about the risk of CRC.

2.      The physician discusses with the patient about the need for a CRC test.

3.      The physician provides a kit to the patient or the patient receives the kit shipped from the laboratory partner.

4.      The patient collects the sample and ships the collected sample to the testing clinical laboratory.

5.      The clinical laboratory tests the sample and provides the result to the ordering physician.

6.      The ordering physician informs the patient about the results and decides on next steps.

PancAlert

We are in the early stages of developing PancAlert, a stool-based screening test for the detection of pancreatic cancer. According to the Global Cancer Observatory, pancreatic cancer was diagnosed in over 460,000 patients worldwide in 2018.5 Due to the asymptomatic early stages, in most cases this disease is detected too late, making pancreatic cancer one of the most lethal malignant neoplasms with over 430,000 annual deaths in 2018 according to the Global Cancer Observatory.6

Our goal is to make PancAlert the world’s first pancreatic cancer screening test based on Real-Time PCR-based multiplex detection of molecular-genetic biomarkers in stool samples. The most promising candidates for disease-specific biomarkers to date are KRAS, mBMP3, NDRG4, and GNAS codon 201. In addition, the platform technology used will enable simple integration of further biomarkers if indicated. The analysis of the results will be additionally facilitated by a specialized IT solution. Although we have conducted some in house clinical trials, we do not expect this to become a commercially available product in the near future, if at all. If further clinical studies show promising results, we intend to start developing an IVD-R and FDA approvable product for the European and U.S. market.

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5          Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global Cancer Statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin, in press. The online GLOBOCAN 2018 database is accessible at http://gco.iarc.fr/, as part of IARC’s Global Cancer Observatory.

6          https://acsjournals.onlinelibrary.wiley.com/doi/10.3322/caac.21492 — Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global Cancer Statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin, in press. The online GLOBOCAN 2018 database is accessible at http://gco.iarc.fr/, as part of IARC’s Global Cancer Observatory.

GenoStrip

We are in the early stage of developing a rapid and easy to use molecular lateral-flow test that we call GenoStrip. We intend to develop the GenoStrip technology as a platform technology which combines the advantages of highly precise molecular genetics and the easy-to-handle usage of a customized lateral-flow-dipstick to provide molecular results in as little as 20 minutes, depending on the sample preparation method amplification system used. The target sequences (DNA or RNA( Ribonucleic acid)) are amplified either way in single or multiplex amplification reactions.

If successful, the GenoStrip technology could be modified for various applications where qualitative evaluations have to be made within a short time frame, as for instance in the case of COVID-19 diagnosis, and other respiratory viruses, as well as pathogens causing sexually transmitted diseases or the detection of mutated or deleted genes.

As we are in the early stages of development, we cannot be sure that at this time that GenoStrip will ever become a commercially viable product.

Legacy Diagnostic Products and Services

We currently sell several genetic diagnostic products, which we manufacture, to clinical laboratories, mostly in Germany. Some of these products were CE-IVD registered while others are RUO products. Due to the high cost of meeting the new IVD-R regulatory requirements starting in May 2022, we have decided to license out, sell off or discontinue those products. Additionally, we have provided third-party laboratory testing services that we also intend to discontinue.

Competitive Advantages & Operational Strengths

We face competition from providers of more traditional CRC screening diagnostics, such as colonoscopies, as well as other manufacturers of non-invasive stool- or blood-based tests. We believe the primary competitive factors for ColoAlert include but are not limited to:

•        Accuracy:    End-users want as accurate a result as possible without worrying about costs, hassle and time associated with false-negative and false-positive results. Compared to the sensitivity of the tests currently on the market in Europe that we have reported in the section entitled “Business — Competition”, ColoAlert currently offers the highest sensitivity. Those tests all meet the 90% specificity requirement recommended by the European CRC screening guidelines. Sensitivity defines how often a test correctly generates a positive result for the condition being tested. This advantage mainly derives from ColoAlert’s capability to detect non-bleeding cancers such as right-sided or flat ones. Furthermore, bleeding usually does not occur all the time in individuals who have CRC.

•        Price:    Insurers, patients, hospitals and government agencies want to reduce their expenditures and will often base payment and reimbursement policies on small price differences per test which, in the aggregate come out to massive amounts while often ignoring large future costs arising from undetected cancers. We believe that we can offer our products and product candidates, if developed, at a competitive price.

•        Time-to-result:    The faster the results of a diagnostic test are known; the sooner treatment may begin or the end user can gain ease of mind. Due to ColoAlert’s simplicity of the testing procedure, the result turn-around time between the patient’s decision and delivery of the test report can be as low as three days in Germany, which we believe is significantly shorter than most other tests.

•        Ease of use:    As many people will delay or avoid getting an invasive diagnostic test, such as a colonoscopy, the easier it is to take such a test the higher the participation rates will be, which could mean more detection of cancer at earlier stages and higher rates of survival. ColoAlert is less invasive than traditional colonoscopies, requiring neither the drinking of barium (oral or suppository) the night prior to the test, nor prior fasting, and does not require a trip to a clinic or the administration of anesthesia. Compared to blood-based tests, stool tests can be performed at home and do not require the patient to visit their physician.

•        Executive team:    Our leadership team and advisors have extensive experience developing and commercializing innovative diagnostic products globally. We have strong relationships with government organizations and universities in Europe.

•        Research and Development:    We are confident that we have organized a strong team to front our research and development. Our research and development efforts have been supported by a grant of up to approximately €440,000 from the German Federal Ministry of Research and Education for the development of PancAlert, a non invasive product candidate to detect pancreatic cancers, and a grant of up to approximately €205,000 from the European Fund for Economic and Regional Development for the development of GenoStrip, a product candidate for a rapid and easy to use molecular lateral-flow test.

Strategy

We intend to make ColoAlert the global CRC screening market leader by providing the best performance of an early detection, less invasive test at an affordable cost. To fulfill this goal efficiently, our sales strategy is primarily based on collaborations with large laboratory chains. This distribution strategy, which we plan to replicate with PancAlert and GenoStrip if they ever become commercial products, is chosen because laboratories typically have a large customer base of physicians as well as a strong sales team. This can increase awareness of ColoAlert within the physician community in a cost-effective manner. At the same time, it offers the opportunity for accelerated product rollouts in foreign markets, as large laboratory chains operate across Europe or worldwide and successful products are often distributed within the laboratory chain. Laboratory partners benefit from the introduction and distribution of ColoAlert especially from the increased medical added value, the positioning as innovation leaders and from, we believe, significantly higher margins compared to conventional stool tests such as FIT. We believe that this distribution approach also provides a strong business differentiation in the United States from the Cologuard, a test offered by Exact Sciences Corporation. Cologuard is performed exclusively in Exact Sciences’ in-house laboratories and therefore other laboratories currently do not have access to a multitarget stool test. By providing the ColoAlert test kits, other laboratories can also offer highly sensitive, non-invasive CRC screening to their affiliated physicians and their patients.

To introduce ColoAlert into the United States and potentially other markets like China, extensive regulatory studies are required. We are actively exploring the required regulatory path for the United States.

Therefore, we intend to use the proceeds from this offering to:

•        Expand the commercial opportunity of our ColoAlert product in Europe by expanding our commercial team and partnerships;

•        Prepare and execute a comprehensive clinical and regulatory strategy to achieve market authorization from the FDA to use ColoAlert as a screening test for CRC in the United States; and

•        Continue research and development of PancAlert and GenoStrip.

Expansion of ColoAlert in Europe

There are currently circa 440 medical care centers with a laboratory focus in Germany, of which one-fifth has a molecular genetic laboratory in house and are therefore in the core target group.7 Approximately 50% of the market share is held by five laboratory chains (Sonic, Limbach, Synlab, Amedes and LADR). We plan on securing additional partner laboratories to market and sell our ColoAlert product through sales representatives. Partner laboratories, once part of our distribution network, will receive support from us for the proper administration of the product in the client’s clinical laboratory. This validation process for new IVD products is being performed daily by other diagnostic companies in Germany (e.g. Roche, Abbott, Siemens). If needed, we will also provide co-branded marketing materials.

We primarily sell the ColoAlert IVD test kits to German clinical reference laboratories. The reference laboratories provide the patient kits and accompanying marketing materials to their affiliated physicians and educate them about the clinical advantages of ColoAlert. The laboratories perform the diagnostic analysis and report the results to the physicians.

We initiated a pilot program to allow patients to use the ColoAlert website to order a patient kit online directly from us. The collected samples are sent by the patient directly to our own clinical laboratory. We plan to conduct joint marketing activities with the reference labs to connect patients and physicians supported by the newly established online portal www.gemeinsam-gegen-darmkrebs.de (currently in beta status).

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7          https://www.g-f-v.org/node/1233 or Schöneberg, K., Wilke, P., Klotz, S., Venzke, O. & Wulff, M. (2017). Branchenanalyse Laboranalytik. Hans Huber.

Our primary market is currently Germany, and we intend to expand to other German-speaking countries. After the rollout in the German-speaking region, we intend to launch ColoAlert in other Western European markets, particularly in the United Kingdom, with its innovation-friendly National Health Service (“NHS”), followed by countries such as Spain or in Scandinavia.

In the coming year, we seek to expand the current European sales team with strong diagnostic sales experience. The sales team will focus on sales of our ColoAlert test to clinical laboratories that perform diagnostics tests ordered by physicians. To ensure that the clinical laboratory sales teams approach the primary care physician with the highest possible efficiency and effectiveness inside their respective laboratory network, we are planning to conduct training for sales representatives, seminars for physicians and joint marketing campaigns to expand our product awareness. We will also look into partnering with third parties or outsourcing parts of the sales organization that directly visit with physicians.

Entry into the U.S. Market

We plan to employ a product and marketing strategy in the United States that is substantially similar to what we use in Europe. Prior to employing these strategies, we will seek to sell the ColoAlert test as a test kit to clinical laboratories that are certified by the Secretary of the Department of Health and Human Services under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA labs”) requiring FDA market authorization, or as a laboratory developed test offered by the Mainz BioMed clinical laboratory governed under US Centers for Medicare and Medicaid Services (“CMS”). We plan to explore the required clinical and regulatory path to submit ColoAlert to the FDA to achieve a CRC screening claim for asymptomatic patients who are at average risk for CRC, aged 45 to 80.

We expect to conduct extensive clinical trials considering the desired CRC screening claims. The duration of the study will be defined by the required number of patients to be enrolled. Cologuard, the main competitor in the United States, has performed multiple large studies which took several years to execute followed by a PMA submission. In addition, we will evaluate achieving claims for early identification of cancerous polyps and advanced adenomas.

During this market preparation period, market conditions may change, existing competitors may improve their products or new competitors may become commercially active which may force us to adjust our future commercial strategy if the FDA eventually authorizes the product. We may consider manufacturing our ColoAlert test kits as private label products to be sold to labs. In this case, we likely would not undertake any marketing efforts in the United States to promote it to physicians and patients but expect our business partner to take on this obligation.

Competition

Our principal product, ColoAlert, competes with other methods of CRC screening, such as the colonoscopy or the FIT test. The current standard for a CRC screening test is the colonoscopy, although we also compete with non-invasive CRC screening tests. In addition to these widespread, traditional screening tests, we also compete with companies that provide or are developing novel CRC screening tests.

Colonoscopy

The colonoscopy was established over 50 years ago and is used by countless physicians worldwide. The colonoscopy is an invasive procedure in which the inner wall of the intestine is examined by a physician using an endoscope. Preparation requires patients to undergo bowel cleansing at least the day prior to the procedure. Colonoscopy is a painful process and associated with risk of punctuating the colon. An experienced scopeist will perform the process with less pain and higher detection rate. The average detection rate of colonoscopy is approximately 95%.

Due to the cumbersome process, the compliance rate for colonoscopy in Germany even after a consultation with a physician is a mere 16%.8

Occult blood tests

With Fecal Immunochemical Tests (“FITs”), a patient’s stool sample can be examined for hidden, or occult, blood in a laboratory which can be a symptom of CRC. Unfortunately, occult blood is often only present in the later stages of the disease. There is no need for patients to prepare prior to sample collection, which leads to a high patient acceptance.

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8          Riens B et al (2011) Versorgungsatlas/Krebsfrüherkennung

According to IKK Südwest, when coordinated by a centralized invitation to screening, participation rates can get as high as 73%.9 Since this method can only provide an indirect indication of CRC via fecal blood, the sensitivity normally hovers around 65% with a false-positive rate around 5% per an article published by the American Gastroenterological Association.10 Since this method depends on the presence of a blood signal and many tumors do not bleed in the early stages, many affected individuals are only diagnosed in later stages of the disease which leads to lower than 5-year survival rates and higher treatment costs.

Entities Providing Screening Tests

We compete with other entities that offer other non-invasive screening tests. Most of our current and potential competitors in Europe and the United States have significantly greater financial, technical, manufacturing, marketing, and other resources than we have and consequently may have better and more competitive products, services, marketing or distribution. Most of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, many of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Entities producing or developing CRC screening tests with which we compete include:

•        Exact Sciences: The most established of the entities that we compete with is Exact Sciences, a publicly-traded molecular diagnostic company focusing on the early detection of various cancers, which manufactures Cologuard and conducts the analysis of the tests. Cologuard is also a stool-based CRC screening test, and it achieves a sensitivity of 92% and a specificity of 87% per a study published in the New England Journal of Medicine.11 The average reimbursement is about $500,12 which is equivalent to approximately $166 annually when used in the recommended three-year screening interval. Exact Sciences is currently pursuing the goal of further expanding the market share it has gained in the United States, broadening its relationships with relevant health care provider and building a diversified product portfolio in the oncology screening space through targeted acquisitions.

•        Epigenomics AG, which focuses on the development of blood tests for cancer detection. The CRC test “Epi proColon”, one of its two approved products approved in the United States and the European Union, is a blood-based test that achieves a sensitivity of 68% with a specificity of 80%.13

•        Novigenix SA, a Swiss company specializing in the development of immuno-transcriptomics solutions. Novigenix’s LITOseek Platform is designed to provide information for early cancer detection, disease progression and therapy selection. For CRC screening, Novigenix has developed the Colox blood test, which is currently available on the Swiss market. it achieved a sensitivity of 78% and a specificity of 92% in a clinical study.14

•        Agena Biosciences Inc., a U.S. company active in the field of genetic diagnostics. The company’s core product is its proprietary MassArray platform. This offers laboratory customers the possibility to provide rapid and broad genetic analysis. From the large number of panels, the UltraSeek Colon Panel initially shows competitive potential. This is used for the investigation of disease progression and resistance of CRC. As this product is not suitable for CRC screening, it is not yet a direct competitor to ColoAlert, but could be relevant through a future product variation.

____________

9         IKK Südwest. IKK Südwest in Zahlen [https://www.ikk-suedwest.de/ueber-uns/daten-und-fakten/ikk-suedwest-in-zahlen/

10        Giess et al. Gastroenterology 154/2018

11        (Imperiale et al (2014) N Engl J Med 2014; 370)

12        https://investor.exactsciences.com/investor-relations/press-releases/press-release-details/2015/ Exact-Sciences-Additional-Update-on-CMS-Reimbursement-for-Cologuard/default.aspx or https://www.businesswire.com/news/home/20151202005242/en/CMS-Corrects-2016-Reimbursement-Rate-for-Cologuard%C2%AE#:~:text=(Nasdaq%3A%20EXAS)%20announced%20that,NLA)%20for%20Cologuard%20at%20%24493.21.

13        https://www.accessdata.fda.gov/cdrh_docs/pdf13/P130001B.pdf

14        https://novigenix.com/wp-content/uploads/2018/02/Tableau-comparatif-novigenix-colox-ENGLISH.pdf

•        Schebo AG, a German company, has developed Pyruvate kinase M2 (M2-PK), a biomarker that is only expressed in tumor tissue in adult humans. M2-PK can be detected in stool as well as in EDTA blood plasma and thus serves as an indicator of cancer. In a clinical study, in the regular combination with an occult blood test, it showed a high sensitivity of over 90%, while its specificity was below 70%.15

•        CellMaxLife, a liquid biopsy company focused on blood sample-based cancer screening. The company has no available products on the market yet, but is currently working on the development of the CRC screening test “FirstSight”, which screens patients’ blood sample for circulating gastrointestinal epithelial cells (CECs) and somatic mutations of cell-free tumor DNA (ctDNA).

•        GRAIL, Inc., which develops products based on next-generation sequencing (NGS) for the early detection of cancer. The blood-based screening test “Galleri” is the company’s current core product. According to the company, this test can detect over 50 types of cancer. The list price for screening with Galleri is $959. GRAIL recommends using Galleri only in combination with conventional screening methods.

•        Guardant Health, Inc., a California-based company that aims to improve early cancer detection based on liquid biopsy. The product “Guardant Reveal” is a blood test used to control residual disease and recurrence after CRC. Guardant Reveal was launched in the U.S. market in the start of 2021. Alongside the other products Guardant360, Guardant360 CDx and GuardantOMNI, Guardant Reveal contributes to the development of the LUNAR screening program, which will be used in the future for cancer screening of asymptomatic patients.

•        Thrive, a subsidiary of Exact Sciences Corp., is researching a holistic cancer screening based on a liquid biopsy. The test is currently under development and has not yet received marketing approval.

We might not be able to compete successfully in our market, particularly as we seek to enter the United States and commercialize ColoAlert. We expect that some of the screening tests currently being developed will be commercially available in the United States by the time we obtain FDA approval for ColoAlert, if at all. If our competitors introduce new diagnostic tests that compete with or surpass the accuracy, price or ease of use of our products, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Customers

Our current customers are primarily laboratories in Germany, including some of the largest chains in Germany, that offer our ColoAlert test to physicians for use with their patients. No customer accounted for more than 10% of our revenues in our prior fiscal year. We are actively seeking to expand our customer base in Europe, and intend to do so in the United States depending upon the progress of an application with the FDA for approval of ColoAlert.

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15        Dollinger MM et al. (2018) ClinLab 64(10)

Offering Summary

Ordinary Shares Offered:

Assumed Public Offering Price:

Shares Outstanding After the Offering:

Use of Proceeds:

We intend to use the net proceeds from this offering for research and development (primarily for the further development of ColoAlert, PancAlert and Genostrip), clinical studies for FDA approval of ColoAlert, marketing and sales and for general & administrative purposes. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders pursuant to the Selling Shareholder Prospectus.

Underwriter:	Boustead Securities, LLC

Underwriter Warrants:

We have agreed to sell to Boustead Securities, LLC, warrants (the “Underwriter’s Warrants”) to purchase up to a total of  ordinary shares (equal to 7% of the aggregate number of ordinary shares sold in the offering) at a price equal to % of the price of our ordinary shares offered hereby.

Selling Shareholder Offering:

Before or simultaneous with this offering, the selling shareholders are offering ordinary shares. The sale of such ordinary shares by the selling shareholders could adversely affect the price and liquidity of, and demand for, our ordinary shares. We will not receive any proceeds from the resale of such ordinary shares.

Market for our Ordinary Shares:

There is currently no market for our ordinary shares. We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “MYNZ”. The offering that we are conducting with the prospectus will not close unless the Nasdaq Capital Market has approved our ordinary shares for listing.

Risk Factors:	See “Risk Factors” for a discussion of the factors you should consider before deciding to invest in our securities.

Shares outstanding after the offering assumes our acquisition of PharmGenomics as we will neither complete the initial public offering described in this prospectus nor publicly file the registration statement of which this prospectus forms a part until we have acquired PharmGenomics. Such number is based on 8,210,000 ordinary shares that would be outstanding if such acquisition occurred on the date of the confidential submission of this Prospectus and excludes up to 2,010,000 ordinary shares underlying warrants.

Summary Financial Data

The following tables summarize our financial data. We derived the summary financial statement data for the years ended December 31, 2020 and 2019 set forth below from the audited financial statements of PharmGenomics GmbH, which is considered for accounting purposes to be our predecessor entity, contained in this prospectus. Mainz Biomed BV was not formed as of December 31, 2020 and to date has had no operations. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements, the notes to those statements and the other financial information contained in this prospectus and the unaudited consolidated pro forma information appearing elsewhere in this prospectus.

Summary of Operations in U.S. Dollars (audited)

	Years Ended December 31,
	2020	2019
Revenues	$493,565	$281,393
Cost of Revenues	370,480	342,664
GROSS PROFIT (LOSS)	123,085	(61,271)

OPERATING EXPENSES
Salaries and benefits	588,430	544,687
Office expenses	121,603	110,557
Depreciation and amortization	57,122	50,366
Other expenses	26,645	155,028
Operating loss	(673,715)	(921,909)

OTHER INCOME/(EXPENSE)	86,820	(35,146)

NET LOSS	(586,895)	(957,055)

Foreign Currency Translation	(224,656)	22,166

TOTAL COMPREHENSIVE LOSS	$(811,551)	$(934,889)

Balance Sheet in U.S. Dollars (audited)

	As of December 31, 2020	As of December 31, 2019
Cash	$122,568	$203,588
Total Current Assets	186,398	260,006
Total Assets	673,270	715,959

Total Current Liabilities	701,954	459,714

Long Term Debt	2,265,431	1,788,402

Total Liabilities	3,414,825	2,666,255

Working Capital (Deficit)	(515,556)	(199,708)

Total Stockholders’ Deficit	(2,741,550)	(1,950,296)

RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our historical financial statements and related notes included elsewhere in this prospectus, before you decide to purchase the ordinary shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our ordinary shares. Refer to “Special Note Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Our Business Generally

We are an early revenue stage company and have incurred operating losses since inception, and we do not know when we will attain profitability. An investment in our securities is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.

We are an early stage company. Since inception, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended December 31, 2020 and December 31, 2019 were approximately $586,895 and $957,055, respectively. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold, or could result in the loss of your entire investment.

Terms of subsequent financings may adversely impact your investment.

We intend to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced as a result of any such financing. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of ordinary shares. In addition, if we need to raise more equity capital from the sale of ordinary shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Ordinary shares which we sell could be sold into any public market that develops for our ordinary shares, if any ever develops, which could adversely affect the market price of our ordinary shares.

Our inability to manage growth could harm our business.

We have added, and expect to continue to add, additional personnel in the areas of sales and marketing, research & development, laboratory operations, finance, quality assurance and compliance. As we build our commercialization efforts and expand research and development activities, our operating expenses and capital requirements have also increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward in commercializing our tests and developing our test portfolio, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

Risks that we face in undertaking this expansion include:

•        training new personnel;

•        forecasting production and revenue;

•        expanding our marketing efforts;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing and maintaining relationships with new customers and partners

•        implementing and enhancing administrative infrastructure, systems and processes;

•        Unforeseen delays in the development of new products;

•        Unforeseen delays in regulatory approvals;

•        Unforeseen test performance that we may experience performing FDA studies; and

•        addressing new markets.

We intend to continue to hire additional personnel. Competition for individuals with relevant experience can be intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

We substantially depend upon our management.

Our success depends largely on the skills, experience and performance of key members of our management who are critical to directing and managing our growth and development in the future. Our success substantially depends upon our senior management’s ability to lead our company, implement successful corporate strategies and initiatives, develop key relationships, including relationships with collaborators and business partners, and successfully commercialize products and services. While our management has significant experience developing diagnostic products, we have considerably less experience in commercializing these products or services. The efforts of our management will be critical as we develop our technologies and seek to commercialize our tests and other products and services.

We have entered into a Contribution Agreement to acquire all of the equity interests of PharmGenomics, and the combined company may not perform as we expect.

Through a Contribution Agreement we will acquire all of the equity interests of PharmGenomics, the entity that licenses ColoAlert. We will neither complete the initial public offering described in this prospectus nor publicly file the registration statement of which this prospectus forms a part until we have acquired PharmGenomics. If acquired, the combined company may not perform as we expect. Risks associated with the combined company following the acquisition include:

•        integrating businesses is a difficult, expensive, and time-consuming process. Although we have not had historically substantial operations, the Chief Science Officer and the Chief Operating Officer of the combined company will come from the legacy Mainz Biomed side of the acquisition whereas the non-executive employees of the combined company will come from legacy PharmGenomics side of the transaction. Failure to integrate successfully our businesses with the business and operations of PharmGenomics could lead to inefficiencies, the loss of staff, decreased revenue and ineffective marketing campaigns or research and development; and

•        the success of the combined company will also depend upon relationships with third parties and any deterioration of the relationship with PharmGenomics’ pre-existing reference laboratories platform could adversely affect the combined company’s business, financial condition, and results of operations.

Failure of our internal controls over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our growth and entry into new diagnostic tests, technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Netherlands, a substantial portion of our assets are in the European Union and a majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Netherlands. A majority of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in the Netherlands against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Dutch corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence and natural phenomena such as the COVID-19 pandemic. Uncertainty about global economic conditions could result in

•        customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•        third-party suppliers being unable to produce components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on German, Dutch, European, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our ordinary shares.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent and future policy changes, there may be greater restrictions and economic disincentives on international trade. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations.

A substantial percentage of our operations are conducted in Europe. As a result, we are exposed to an exchange rate risk between the U.S. and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our products outside of Europe, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Euro. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Technology and Business Strategy

We may fail to generate sufficient revenue from our relationships with our clients or laboratory partners to achieve and maintain profitability.

We believe our commercial success depends upon our ability to successfully market and sell our products and solutions, to continue to expand our current relationships and to develop new relationships with customers, physicians, and laboratories. The demand for our existing and future services may decrease for a number of reasons, including, but is not limited to, the development by competitors of new products, and increased competition from companies that offer similar products and solutions. In addition to reducing our revenue, if our laboratory partners or clients decide to decrease or discontinue their partnerships or relationships with us, and their use of our knowledge and interpretation-based solutions, this may reduce our access to research and patient data that facilitates the incorporation of newly developed information about rare diseases into our data repository.

Our success depends heavily on our ColoAlert screening tests.

For the foreseeable future, our ability to generate revenues will depend almost entirely on the commercial success of our colon cancer screening test. The commercial success and our ability to generate revenues will depend on a variety of factors, including the following:

•        patient acceptance of and demand for our tests;

•        acceptance of our test in the medical community;

•        successful sales, marketing, and educational programs;

•        the amount and nature of competition from other colon cancer screening products and procedures;

•        the ease of use of our ordering process for physicians;

•        maintaining and defending intellectual property and trade secrets, and our ability to establish and maintain adequate commercial manufacturing, distribution, sales and laboratory testing capabilities; and

•        The potential of being sued by competitors to avoid or delay market entry in certain geographic markets.

If we are unable to develop and maintain substantial sales of our tests or if we are significantly delayed or limited in doing so, our business prospects, financial condition and results of operation would be adversely affected.

Sales of our diagnostic tests could be adversely impacted by the reluctance of physicians to adopt the use of our tests and by the availability of competing diagnostic tests.

Physicians and hospitals may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic test in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. For example, CRC prevention strategies, such as FIT and colonoscopies, are well known in the patient group aged over 50 years, while ColoAlert and similar diagnostic tests are not vastly known by physicians or patients. We will need to expend significant sums of money to market our products to increase the public’s awareness. If our products do not achieve an adequate level of acceptance, we may not generate enough revenues to become profitable or the profitability may occur much later.

Competing tests for the initial diagnosis, reoccurrence diagnosis and optimal treatment of cancer are being manufactured and marketed by other companies. To compete with other diagnostic tests, particularly any that sell at lower prices, our tests will have to provide medically significant advantages or be more cost effective. Even if we can overcome physician reluctance and compete with products that are currently on the market, our competitors may succeed in developing new, safer, more accurate or more cost-effective diagnostic tests that could render our diagnostic tests and technologies obsolete or non-competitive.

We may not succeed in establishing, maintaining and strengthening ColoAlert and other brands associated with Mainz Biomed’s products, which would materially and adversely affect acceptance of our diagnostic tests, and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the ColoAlert brand and the brands of our future products. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. Most of our sales are to clinical reference laboratories or routine diagnostic laboratories. Those laboratories are generally more focused on taking orders than on marketing the products that they sell. We need to educate these reference laboratories and the general public as to why we believe our products are superior. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base.

We expect that our ability to develop, maintain and strengthen our brands will depend heavily on the success of our marketing efforts. We intend to use proceeds from this offering for marketing of our products, but we might not be successful in such expanded marketing. Due to the specifics of the market in which we operate, the investment in customer acquisition will be high and the uptake is likely slow until a critical mass is reached. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Any judgment or settlement for personal injury or wrongful death claims could be more than our assets and, even if not justified, could prove expensive to contest.

Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component. Any such recall and other claims could be costly to us and require substantial management attention.

We may face technology transfer challenges and expenses in adding new tests to our portfolio and in expanding our reach into new geographical areas.

Our plan for expanding our business includes developing and acquiring additional tests or additional biomarkers that can be transferred into our current and future diagnostic product portfolio and distributed in our target markets. Due to differences in the hardware and software platforms available at different laboratories for running molecular tests, we may need to adjust the configuration of the reagents and there may be changes to the related software in order for the tests to be performed on particular hardware platforms. Making any such adjustments could take a considerable amount of time and expense, and there will be no assurance that we will succeed in running our tests on the hardware and software that we may encounter in different laboratories. To manage this issue, we may license or acquire our own instrument system and software from another company that has a platform that will be compatible with our tests. This may include additional licenses and license fees needed for reagents or components required hereto as well.

If third party payors do not provide reimbursement, breach, rescind or modify their contracts or reimbursement policies or delay payments for our tests, or we are unable to successfully renegotiate reimbursement contracts, our commercial success could be compromised.

Physicians and patients might not order our tests unless third party payors, such as managed care organizations as well as government payors, pay a substantial portion of the test price. Reimbursement by a payor may depend on a number of factors, including a payor’s determination that tests using our technologies are not experimental or investigational, and that they are medically necessary, cost-effective, supported by peer-reviewed publications and included in clinical practice guidelines. There is uncertainty concerning third-party payor reimbursement of any test incorporating new technology.

Reimbursement is based in most countries on reimbursement codes, which differ from country to country. Currently, ColoAlert is reimbursed as a polymerase chain reaction (“PCR”) test in Germany for privately insured patients if an authorized medical care center is performing the analysis. For statutory and/or privately insured patients in Germany and in other countries, we may need to apply for a specific reimbursement code, which may call for a new clinical study and additional CE-IVD approvals.

We believe that it may take several years to achieve reimbursement with a majority of third-party payors for our tests. If we fail to establish and maintain broad adoption of and reimbursement for all of our current tests and any future tests that we may develop, our reputation could be harmed and our future prospects, revenue and our business could suffer. Additionally, we have in the past experienced, and anticipate further experiencing, delays and temporary interruptions in the receipt of payments from third-party payors due to modifications in existing contracts or arrangements, contract implementation matters, documentation requirements and other issues, which could cause our revenues to fluctuate from period to period.

We will need to make significant inroads with general practitioners in Europe. In most European countries, health care is considered a public responsibility, and the main payer is public health insurance. This implies that the private pay market is limited, and that general practitioners are the main gate keepers to market penetration. If we cannot convince general practitioners in Europe that our products are the superior choice, we cannot grow there as quickly as we need, if at all.

We may depend on possible future collaborations to develop and commercialize many of our diagnostic test candidates and to provide the manufacturing, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business.

We may enter into various collaborative research and development, manufacturing, and diagnostic test marketing agreements to develop and commercialize our diagnostic tests. Any future milestone payments and cost reimbursements from collaboration agreements could provide an important source of financing for our research and development programs, thereby facilitating the application of our technology to the development and commercialization of our diagnostic tests, but there are risks associated with entering into collaboration arrangements.

There is a risk that we could become dependent upon one or more collaborative arrangements for diagnostic test development or manufacturing or as a source of revenues from the sale of any diagnostic tests that may be developed by us alone or through one of the collaborative arrangements. A collaborative arrangement upon which we might depend might be terminated by our collaboration partner or they might determine not to actively pursue the development or commercialization of our diagnostic tests. A collaboration partner also may not be precluded from independently pursuing competing diagnostic tests or technologies.

There is a risk that a collaboration partner might fail to perform its obligations under the collaborative arrangements or may be slow in performing its obligations. In addition, a collaboration partner may experience financial difficulties at any time that could prevent it from having available funds to contribute to the collaboration. If a collaboration partner fails to conduct its diagnostic test development, manufacturing, commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, or if it terminates or materially modifies its agreements with us, the development and commercialization of one or more diagnostic test candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue diagnostic test development, manufacturing, and commercialization on our own.

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures. There is no certainty that any future patent applications will result in the issuance of patents or that issued patents, if we receive any, will be deemed enforceable.

The success of our business depends significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of diagnostic tests that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost would be lower if the patent holder or any of its licensees is using the patent to develop or market a diagnostic test with which our diagnostic test would compete. If we cannot obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and could cause delays in diagnostic test development, or we could be forced to discontinue the development or marketing of any diagnostic tests that were developed using the technology covered by the patent.

Our success will depend in part on our ability to obtain and enforce intellectual property protection. If we are unsuccessful in obtaining such protection, our competitors could use our intellectual property and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to us.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our diagnostic tests. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we cannot assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Results of FDA required studies may not create desired clinical performance resulting in follow-on studies delaying the launch of the product in the US.

We will be required to undertake a clinical study to achieve FDA market authorization that will be significantly larger than the study used to receive CE-IVD certification under the IVD-D. The clinical performance of the ColoAlert test for the FDA study might not meet the current product performance. As a result, we may need to undertake additional studies or abandon the study altogether. Additional studies would be costly and delay or prevent our rollout of ColoAlert in the United States.

Risks Related to Regulations

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations of these requirements could harm our business.

We are subject to numerous, and sometimes conflicting, legal regimes in the countries in which we operate, including on matters as diverse as health and safety standards, marketing and promotional activities, anticorruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data privacy and labor relations. This includes in emerging markets where legal systems may be less developed or familiar to us. We strive to abide by and maintain compliance with these laws and regulations. Compliance with diverse legal requirements is costly and time-consuming. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our supervisory board or officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients or partners also could result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients or partners that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

Our international operations could be affected by changes in laws, trade regulations, labor and employment regulations, and procedures and actions affecting approval, products and solutions, pricing, reimbursement and marketing of our products and solutions, as well as by inter-governmental disputes. Any of these changes could adversely affect our business. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs, impose restrictions on our operations or require us to spend additional funds to gain compliance with the new rules, if possible, which could have an adverse impact on our financial condition.

Our business is subject to various complex laws and regulations. We could be subject to significant fines and penalties if we or our partners fail to comply with these laws and regulations.

As a manufacturer of clinical diagnostic products and clinical diagnostic services, we and our partners are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

•        test ordering and billing practices;

•        marketing, sales and pricing practices;

•        health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state and local laws;

•        anti-markup legislation; and

•        consumer protection.

We expect to be required to comply with U.S. Food and Drug Administration, or FDA, regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA and FTC regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

Healthcare policy has been a subject of extensive discussion in many national, regional and local governments, and healthcare laws and regulations are subject to change. Development of the existing commercialization strategy for our tests have been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition, and results of operations. If we or our partners, including independent sales representatives, fail to comply with these laws and regulations, we could incur significant fines and penalties and our reputation and prospects could suffer. Additionally, our partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

We will have to maintain facilities, or maintain relationships with third party laboratories, for the manufacture and use of diagnostic tests. Our ability to provide services and pursue our research and development and commercialization efforts may be jeopardized if these facilities were to be harmed or rendered inoperable.

Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including fire, flooding and power outages, which may render it difficult or impossible for us to perform our tests or provide laboratory services for some period of time. The inability to perform our tests or the backlog of tests that could develop if any of our facilities is inoperable for even a short period of time may result in the loss of customers or harm to our reputation or relationships with key researchers, collaborators, and customers, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be costly and time-consuming to repair or replace.

Additionally, a key component of our research and development process involves using biological samples and the resulting data sets and medical histories, as the basis for our diagnostic test development. In some cases, these samples are difficult to obtain. If the parts of our laboratory facilities where we store these biological samples are damaged or compromised, our ability to pursue our research and development projects, commercialization of our diagnostic tests, as well as our reputation, could be jeopardized. We carry insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

We anticipate being required to obtain regulatory approval of our diagnostic test products to enter new markets.

If our products enter new markets, they will need to satisfy the regulatory rules in that market. Given the nature of our products and product candidates, we believe that our entry into the U.S. market will require FDA market authorization through pre-market review. This may also be the case for corresponding foreign regulatory authorities. Our products and product candidates may not be cleared or approved on a timely basis, if at all. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and filing a pre-market approval application (PMA) with the FDA. Similar review and approval processes may be applicable for corresponding foreign regulatory authorities.

We are required to comply with national, regional and local laws governing the privacy of health information, and any failure to comply with these laws could result in material criminal and civil penalties.

National, regional and local laws set forth security regulations that establish administrative, physical and technical standards for maintaining the confidentiality, integrity and availability of protected health information in electronic form. If protected health information is breached, additional laws, require us to provide certain health information security breach notifications to those individuals whose protected health information is breached.

We may incur significant compliance costs related to varying national and state privacy regulations and varying national and state privacy and security laws. Given the complexity of such laws and their overlap with national and state privacy and security laws, and the fact that these laws are rapidly evolving and are subject to changing and potentially conflicting interpretation, our ability to comply with such laws and requirements is uncertain and the costs of compliance are significant. The costs of complying with any changes to the national and state privacy restrictions may have a negative impact on our operations. Noncompliance could subject us to criminal penalties, civil sanctions and significant monetary penalties as well as reputational damage.

We are subject to national and regional healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

We are subject to healthcare fraud and abuse regulation and enforcement by both national governments and the regions in which we conduct our business. In the United States, where we intend to seek approval to rollout our ColoAlert product, these health care laws and regulations include the following:

•        The federal Anti-Kickback Statute;

•        The federal physician self-referral prohibition, commonly known as the Stark Law;

•        The federal false claims and civil monetary penalties laws;

•        The federal Physician Payment Sunshine Act requirements under the Affordable Care Act; and

•        State law equivalents of each of the federal laws enumerated above.

Any action brought against us for violation of these laws or regulations, even if we are in compliance and successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to applicable penalties associated with the violation, including, among others, administrative, civil and criminal penalties, damages and fines, and/or exclusion from participation in Medicare, Medicaid programs, including the California Medical Assistance Program (Medi-Cal — the California version of the Medicaid program) or other state or federal health care programs. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations.

Risks Related to Our Ordinary Shares and this Offering

The market price of our ordinary shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Currently, there is no public market for our ordinary shares. Although we will not close this offering unless our application to list our ordinary shares on the Nasdaq Capital Market is approved, such listing might not result in significant volume, a per ordinary share market price in excess of the per ordinary share price in this offering or per ordinary share price stability. The value of your investment could decline due to the impact of any of the following factors upon the market price of our ordinary shares:

•        sales or potential sales of substantial amounts of our ordinary shares;

•        announcements about us or about our competitors;

•        litigation and other developments relating to our intellectual property or other proprietary rights or those of our competitors;

•        conditions in the diagnostic test industry;

•        governmental regulation and legislation;

•        variations in our anticipated or actual operating results;

•        change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•        change in general economic trends; and

•        investor perception of our industry or our prospects.

Many of these factors are beyond our control. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

You may experience dilution of your ownership interests if we issue additional ordinary shares or preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present shareholders. Upon the proposed amendment of our Articles of Incorporation, we will be authorized to issue an aggregate of ________ shares of capital stock consisting of ______________. Assuming an offering price of $        per ordinary share, upon the closing of this offering, we will have approximately            ordinary share outstanding.

We may issue additional ordinary shares or other securities that are convertible into or exercisable for ordinary shares in order to raise additional capital, or in connection with hiring or retaining employees, directors, or consultants, or in connection with future acquisitions of licenses to technology or diagnostic tests in connection with future business acquisitions, or for other business purposes. The future issuance of any such additional ordinary shares or other securities would dilute the voting power of our stockholders who purchase shares in this offering, could dilute the net tangible book value per share at the time of such future issuance and may create downward pressure on the trading price of our ordinary shares.

We may also issue preferred stock having rights, preferences, and privileges senior to the rights of our ordinary shares with respect to dividends, rights to share in distributions of our assets if we liquidate our company, or voting rights. Any preferred stock may also be convertible into ordinary shares on terms that would be dilutive to holders of ordinary shares.

We do not intend to pay dividends, and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends, and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our ordinary shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

FINRA sales practice requirements may limit your ability to buy and sell our ordinary shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receiving from U.S. reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the end of the fiscal year in which the fifth anniversary of this offering occurs, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior February 28th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we are, or were to become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. investors in our ordinary shares would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held ordinary shares, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to our ordinary shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to our ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this prospectus and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include, but are not limited to, statements and/or information related to: strategy, future operations, projected production capacity, projected sales or rentals, projected costs, expectations regarding demand and acceptance of our products, availability of material components, trends in the market in which we operate, plans and objectives of management.

We believe that we have based our forward-looking statements on reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although management believes that the assumption and expectations reflected in such forward-looking statements are reasonable, we may have made misjudgments in preparing such forward-looking statements. Assumptions have been made regarding, among other things: our expected production capacity; labor costs and material costs, no material variations in the current regulatory environment and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

The forward-looking statements, including the statements contained in the sections entitled Risk Factors, Description of Business and Management’s Discussion and Analysis of Financial Conditions and Results of Operations and elsewhere in this prospectus, are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have mad misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this prospectus and other documents that we may file from time to time with the securities regulators.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are considered a foreign private issuer. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

The U.S. Congress passed the JOBS Act, which provides for certain exemptions from various reporting requirements applicable to reporting companies under the Exchange Act, that qualify as “emerging growth companies.” We are an “emerging growth company” and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•        the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        Exemption from mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period.

USE OF PROCEEDS

Assuming the sale of __________________ in this offering at a price of $_______ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $_______________ from this offering.

We currently expect to use the net proceeds from this offering as follows:

Description of Use	Estimated Amount of Net Proceeds
Research & Development (further development of Coloalert, PancAlert and Genostrip)	$
Clinical studies for FDA approval of ColoAlert	$
Marketing and Sales	$
General & Administrative	$
Total:	$

A $_____________ increase or decrease in the assumed public offering price of $_____________ per share would increase or decrease the net proceeds from this offering by approximately US____________ assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase or decrease of _______________ shares offered would increase or decrease our net proceeds by approximately $_____________, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

We will not receive any proceeds from the resale offering of ordinary shares by our selling shareholders.

DIVIDEND POLICY

Under Dutch law, we may only pay dividends following the closing of the offering to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association. Subject to such restrictions, the amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board. We have not adopted a formal dividend policy with respect to future dividends. We may adopt such a policy in the future.

CORPORATE REORGANIZATION

We are currently a private company with limited liability under Dutch law. We intend to convert our company into a public company under Dutch law and will not complete this offering unless we have done so.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the cash and capitalization of PharmGenomics GmbH, which is considered for accounting purposes to be our predecessor entity. Mainz Biomed BV was not formed as of December 31, 2020 and to date has had no operations. Such information is set forth on the following basis:

•        on an actual basis for PharmGenomics GmbH;

•        on a pro forma basis, giving effect to the Contribution Agreement reflecting the merger of Mainz Biomed BV and PharmGenomics GmbH; and

•        on a pro forma, as adjusted basis, giving effect to the sale by us of ________ Shares, at an assumed public offering price of $____ per Share, after deducting underwriting discounts and commissions and estimated offering expenses.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes appearing elsewhere in this prospectus and our and unaudited consolidated pro forma information appearing elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
Cash and Cash Equivalents	$122,568	$122,568	$
Total Current Assets	186,398	186,398
Total Current Liabilities	701,954	704,983
Total Long-Term Debt	2,712,871	1,850,410

Stockholders’ Equity:
Common Shares, €1.00 par value, 92,584 shares issued and outstanding of PharmGenomics GmbH; on a Pro Forma basis 6,000,001 common shares of Mainz Biomed B.V., €0.01 par value	106,111	558,095
Reserves	2,309,684	2,309,684
Accumulated Deficit	(4,954,860)	(4,954,860)
Total Stockholders’ Deficit	$(2,741,555)	$(2,329,563)	$

A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $____________ assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest in our ordinary shares will be diluted to the extent of the difference between the offering price per ordinary share and the as adjusted net tangible book value per ordinary share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders at [date] was [amount], or approximately [amount] per ordinary share. Net tangible book value per ordinary share as of [date] represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

Our pro forma net tangible book value of our ordinary shares as of           , 2021 gives further effect to the sale of ordinary shares at the assumed public offering price of $           per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses. We will issue            ordinary shares upon completion of the offering. Our pro forma net tangible book value as of           , 2021, which gives effect to the net proceeds from the offering and the issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after           , 2021, will be approximately $           , or $           per ordinary share. This would result in dilution to investors in this offering of approximately $           , or approximately % from the assumed offering price of $           per ordinary share. Pro forma net tangible book value per ordinary share would increase to the benefit of present shareholders by $           per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares.

Assumed offering price per ordinary share ($[—])	$		$
Historical net tangible book value per ordinary share before the offering	$	)	$	)
Increase per ordinary share attributable to this offering
Pro forma net tangible book value after the offering	$		$
Pro forma dilution per ordinary share to new investors in this offering	$		$

If any ordinary shares are issued upon exercise of outstanding options, you may experience further dilution.

The following table summarizes, as of             , 2021, the differences between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing shares in our initial public offering at the assumed initial public offering price of $             per ordinary share, the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%		%	$
New investors
Total		100%		$100%

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Sales of ordinary by the selling shareholders in our initial public offering will reduce the number of ordinary shares held by existing stockholders to             , or approximately             % of the total ordinary shares outstanding after our initial public offering, and will increase the number of shares held by new investors to             , or approximately             % of the total ordinary shares outstanding after our initial public offering.

CURRENCY AND EXCHANGE RATES

The following table sets forth, for each period indicated, the high and low exchange rate for Euros expressed in U.S. dollars, and the average exchange rate for the periods indicated. These rates are based on the noon-buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Euro or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all.

	Period End	High Rate	Low Rate
Year Ended
December 31, 2020	$1.22	$1.23	$1.07
December 31, 2019	$1.12	$1.15	$1.09
Month Ended
January 31, 2021	$1.21	$1.23	$1.21
February 28, 2021	$1.21	$1.22	$1.20
March 31, 2021	$1.17	$1.21	$1.17
April 30, 2021	$1.20	$1.21	$1.18
May 31, 2021	$1.22	$1.22	$1.20
June 30, 2021	$1.18	$1.22	$1.18

Except in our financial statements or where otherwise noted in this prospectus, we have translated Euro amounts into dollars using the noon-buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020 of €1.00:$1.22.

COMPANY INFORMATION

History and Development of the Company

We are currently a private company with limited liability under Dutch law, but we will not complete this offering unless we have converted into a public company under Dutch law. We were incorporated in the Netherlands on March 8, 2021. We were formed to acquire PharmGenomics GmbH (“PharmGenomics“), a German company with limited liability, and intend to do so shortly after the confidential submission of the registration statement of which this preliminary prospectus forms a part. As we view this as a probable acquisition and we have no other operations, we have presented our business in this registration statement as if the acquisition has occurred. We do not intend to publicly file the registration statement of which this preliminary prospectus forms a part until after we have acquired PharmGenomics.

Prior to the completion of this offering we will register our ordinary shares under the Exchange Act, and we intend to make our periodic reports and other information filed with or furnished to the SEC, pursuant to Section 13(a) or 15(d) of the Exchange Act, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We have included our website address as an inactive textual reference only.

BUSINESS

General

We are a molecular genetics cancer diagnostic company formed in 2021 to acquire PharmGenomics GmbH (“PharmGenomics“) for the purpose of commercializing their product portfolio in Europe and the United States. PharmGenomics, a German DIN EN ISO 13485-certified manufacturer of in-vitro diagnostic (“IVD”) tests with its own molecular genetic laboratory, has developed several IVD tests for the European market since it was founded in 2008.

Our portfolio consists of the following products and product candidates:

•        ColoAlert, a colorectal cancer (“CRC”) screening stool-based DNA (deoxyribonucleic acid) test licensed from ColoAlert AS and sold in Europe,

•        PancAlert, a product candidate in an early stage of research for a pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction (“PCR”)-based multiplex detection of molecular-genetic biomarkers in stool samples,

•        GenoStrip, a proposed platform technology in an early stage of research to detect pathogens or genetic aberrations in environments on a molecular genetic basis where a qualitative evaluation must be made in a short-time period and

•        Legacy Research-Use-Only (“RUO”) and IVD tests, such as the GenoChips and the HumaSense product line, that we intend to license to third parties or sell the products to third parties or discontinue within the coming 18 months as well as third-party laboratory testing that we plan to discontinue.

About the Industry

The cancer industry can be divided into a diagnostics segment focused on detecting cancers, and a therapeutic segment focused on treating them. We are focused on the diagnostic aspect of the cancer industry.

For most cancer, early detection is lifesaving and for CRC, in particular, the symptoms are unclear and removal of cancer by surgery in the early stage is easy compared to treatment at a late stage. Screening of CRC is both lifesaving and cost saving. We compete with other entities developing and offering diagnostic tests to detect the presence of cancers. Our core product is a CRC screening stool DNA test, and we are in the early stages of researching a similar test for pancreatic cancer.

CRC are malignant tumors in the colon or rectum. These tumors usually develop from benign polyps, which over time degenerate and become cancerous. Between 5 and 15 years may elapse between the development of CRC and the formation of metastases. One method for the categorization of cancer stages of CRC is referred to as Dukes’ Stages which range from A, the least threatening, to D, the most severe. In Dukes’ Stage A, the tumor is limited to the superficial cell layers of the intestinal mucosa. According to a 2018 report from the American Cancer Society, if patients are diagnosed at this stage, the 5-year survival rate is usually over 90%. In the course of the further stages, the tumor continuously grows into other tissue layers and spreads to the nearest lymph nodes. In the final Dukes’ Stage D, the tumor metastasizes and affects other organs and thus minimize the 5-year survival rate to 8%. Because of the high survival rates in case of early detection, regular and accurate screening is essential. According to the Robert Koch Institute, relative 5-years survival rates in Germany are 63% for women and 62% for men.16

According to the American Cancer Society, CRC is the third most-commonly diagnosed cancer and the second leading cause of cancer death in the world.17 According to the International Agency for Research on Cancer, the distribution of CRC cases varies widely, with more than two-thirds of all cases and about 60% of all deaths occurring in countries with a high or very-high human development index.18 According to an article in BMJ Journals, global cases of CRC

____________

16              https://www.krebsdaten.de/Krebs/EN/Content/Cancer_sites/Colorectal_cancer/colorectal_cancer_node.html

17              American Cancer Society, CA - A cancer journal for clinicians, Volume 71, issue3

18              Ferlay J, Soerjomataram I, Ervik M, et al. GLOBOCAN 2012 v1.0, Cancer Incidence and Mortality Worldwide: IARC Cancer Base No. 11. Lyon, France: International Agency for Research on Cancer, 2013

are expected to increase by 60% to more than 2.2 million new cases and 1.1 million deaths by 2030.19 Across Europe, 378,445 new CRC cases were diagnosed in 2018, with more than 170,000 deaths.20 Therefore, in 2020 CRC was the second most common gender-unspecific cancer in Europe according to the European Commission.21 In the United States 141,074 new cases of CRC were reported in 2018, and 52,163 people died of this cancer according to the U.S. Cancer Statistics Working Group. For every 100,000 people, 37 new CRC cases were reported, with 13 deaths.22

A recent report by Fact.MR projects the global CRC diagnostics market to register an expansion at a CAGR of 8.5% from 2017 to 2022. Revenues from the global CRC diagnostics market are expected to surpass $2 billion by the end of 2022.23

In Europe, there are more than 194 million people over the age of 50 years. A Global Market Insights Inc. report from 2018 forecasts a European market volume of 50 million screening tests annually by 2023.

Approximately 19 million colonoscopies were performed in 2017 in the United States, according to iData Research.24 With nearly 40 % of the US population aged between 50 and 75 years having undergone no CRC screening at all, there is still plenty of potential for highly sensitive, non-invasive tests. With the core target group aged between 45 and 80 years growing from 129 million to 157 million25 individuals within the next 10 years, we believe that our addressable market in the United States alone will increase from $4.3 billion to over $5.2 billion annually.

Products and Product Candidates

We strive to make the diagnosis of various diseases more effective by using the latest genetic diagnostic technologies. Enabling earlier detection of these diseases allows for earlier and better therapy for affected individuals. In addition to offering the CRC screening test, ColoAlert, we are currently developing two product candidates, PancAlert and GenoStrip. We aim to use known and existing biomarkers (concepts) in applicable and reliable diagnostic tools.

ColoAlert

We offer a CE-IVD certified CRC diagnostic test, ColoAlert. We believe that molecular genetic stool tests like ColoAlert increase the participation rate in CRC screening and shift the detection of CRC to an earlier point of time which increases the likelihood of successful treatment of the cancer.

In the human intestines, epithelial skin cells are continuously shed into the stool. In addition to healthy cells, cells from polyps and colon cancer are also released. Using state-of-the-art genetic diagnostic methods, such as PCR analysis (a proceed used to rapidly make millions to billions of copies of a specific DNA sample, allowing for the amplification of a small sample of DNA to a large enough amount to study in detail), these shed cells can be isolated and examined for genetic changes.

ColoAlert is a multitarget test in which the stool sample is analyzed for genetic anomalies as well as for the presence of hidden blood, often called occult blood. The genetic analysis consists of the quantification of human DNA, the analysis of somatic point mutations in the KRAS (codon 12/13) and BRAF (codon 600) genes. . An independent clinical test lead by Professor Matthias Dollinger showed ColoAlert to have a sensitivity of 85% and a specificity of 92%26 while being as non-invasive as other stool tests and showing a very high patient satisfaction of 98%.27 Compared to the FITs reimbursed in Germany, this meant up to 60 % less overseen CRCs.28 The genetic markers were chosen to complement the diagnostic accuracy of the occult blood test and lead to an increased clinical added value.

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19              BMJ Journals, Global patterns and trends in colorectal cancer incidents and mortality, Volume 66, Issue 4. Arnold M, Sierra MS, Laversanne M, et alGlobal patterns and trends in colorectal cancer incidence and mortality. Gut 2017;66:683-691.

20              UEG Research, Healthcare in Europe: Scenarios and implications for digestive and liver diseases, 2019

21              European Comission. Colorectal cancer burden in EU-27, 2021

22              U.S. Cancer Statistics Working Group. U.S. Cancer Statistics Data Visualizations Tool, based on 2020 submission data (1999-2018): U.S. Department of Health and Human Services, Centers for Disease Control and Prevention and National Cancer Institute; www.cdc.gov/cancer/dataviz, released in June 2021.

23              https://www.factmr.com/report/70/colorectal-cancer-diagnostics-market

24              https://idataresearch.com/an-astounding-19-million-colonoscopies-are-performed-annually-in-the-united-states/

25              https://www.prb.org/resources/u-s-population-is-growing-older/

26              Dollinger MM et al. (2018) ClinLab 64(10)

27              Internal customer survey with n = 131 (2019)

28              Giess et al. Gastroenterology 154/2018

We target individuals covered by national CRC screening programs. Most screening programs recommend CRC screening starting at age 50. However, a trend exists to further lower the screening age. For example, the FDA recently recommended CRC screening starting at age 45. Due to the increasing prevalence of the disease in the younger population, we anticipate a further decrease in the screening age, especially for test methods such as ColoAlert that are, in principle, capable of detecting cancer at early stages. In addition to age, other personal characteristics in favor of CRC screening include a family predisposition to CRC, risk factors such as obesity, irritable bowel syndrome (“IBS”), inflammatory bowel disease (“IBD”), excessive meat, alcohol and nicotine consumption, and pre-existing conditions such as breast cancer or type 2 diabetes mellitus.

We license the ColoAlert test from a Norwegian research and development company, ColoAlert AS, pursuant to an exclusive licensing agreement dated January 1, 2019. Pursuant to the terms of our license, we pay ColoAlert AS 50% of the net profit that we generate from the ColoAlert test, in addition to a protection fee of €5 per test sold. The license has no fixed term but will be terminated if the quarterly fee paid to ColoAlert AS is less than €25,000 for each of the quarters ending on or prior to December 31, 2022 and €250,000 per quarter thereafter. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the  ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €3 per ColoAlert test sold. If we opt to make the one-time payment in cash, ColoAlert AS has the right to require us to pay the €4,000,000 in ordinary shares at the valuation of our most recent financing.

In the European Union, ColoAlert is a CE-IVD registered product under the current In-Vitro Diagnostics Directive 98/79 /EC (“IVD-D”). Starting on May 26, 2022, IVD products in the European Union will be regulated by the In-Vitro Diagnostics Regulation, EU 2017/746 (“IVD-R”), which replaces the IVD-D. We are currently evaluating the necessary steps to meet the upcoming regulations for our ColoAlert product. ColoAlert is currently validated on the Roche LightCycler 480 II and Lightcycler v2.0. Mainz BioMed is planning to validate the test on additional real time PCR instruments used in many laboratories worldwide to allow a potential faster market penetration.

In Europe, we offer ColoAlert Basic, which consists of the above-described biomarker panel with results obtained in 9 workdays and ColoAlert Plus, which also includes the detection of the hemoglobin-haptoglobin-test while delivering results within five workdays

We manufacture the ColoAlert IVD test kits at our facility in Mainz, Germany.

Below is a typical process flow for the use of ColoAlert for Germany.

Typical process flow:

1.      The patient is informed about the risk of CRC.

2.      The physician discusses with the patient the need for a CRC test.

3.      The physician provides the kit to the patient or the patient receives the kit shipped from the laboratory partner.

4.      The patient collects the sample and ships the collected sample to the testing clinical laboratory.

5.      The clinical laboratory tests the sample and provides the result to the ordering physician.

6.      The ordering physician informs patient about the results and decides on next steps.

PancAlert

We are in the early stages of developing PancAlert, a stool-based screening test for the detection of pancreatic cancer. According to the Global Cancer Observatory, pancreatic cancer was diagnosed in over 460,000 patients worldwide in 2018.29 Due to the asymptomatic early stages, in most cases this disease is detected too late, making pancreatic cancer one of the most lethal malignant neoplasms with over 430,000 annual deaths according to the Global Cancer Observatory.30 The overall 5-year survival rate is approximately 8%, which is the lowest survival rate of all cancer types. On the other hand, the 5-year survival rate is around 56% if the pancreatic cancer is still in the early stages at the time of diagnosis.31 Studies have shown that the prognosis in asymptomatic patients, when who were diagnosed by chance during other examinations, is significantly better than in patients with characteristic symptoms such as rapid weight loss or back pain.32

The mean age of onset is 71 years for men and 75 years for women .33 Similar to other cancers, age is an essential risk factor. Most patients are over 50, with most diagnoses occurring between the ages of 60 and 80. The fact that pancreatic cancer is the European Union’s third biggest cancer killer, despite being the seventh most common cancer, highlights the extremely poor outlook for patients. Although, the survival rate of pancreatic cancer patients has improved in the last few decades, there is still the urgent need for early diagnostic optimization.

A definitive diagnosis is currently made through a series of investigations, including imaging scans, blood tests and biopsy, which are usually only performed in symptomatic patients. However, recent research suggests that the disease can persist for a longer period of time without patients becoming symptomatic; providing an important opportunity for early detection. Because the initiation of pancreatic cancer occurs on a molecular level, genetic diagnostic methods can be a promising approach for early detection. The biomarkers associated with pancreatic cancer reach the stool, amongst other ways by the pancreatic juice, which enables a user-friendly sample collection. The development approach includes the selection and verification of a specific biomarker panel with the establishment of a suitable method for sample preparation, the establishment and validation of the detection and measurement technology with purchased or clinically defined samples (biopsies, pancreatic juice, stool and others), the transfer to routine diagnostics (stool) and the optimization and clinical evaluation as a potential screening tool for the early detection of pancreatic cancer.

Our goal is to make PancAlert the world’s first pancreatic cancer screening test based on Real-Time PCR-based multiplex detection of molecular-genetic biomarkers in stool samples. The most promising candidates for disease-specific biomarkers to date are KRAS, mBMP3, NDRG4, and GNAS codon 201. In addition, the platform technology used will enable simple integration of further biomarkers if indicated. The analysis of the results will be additionally facilitated by a specialized IT solution. Based on the research progress in this project, we plan to initiate an initial pilot study with one or more selected clinical sites. We do not expect to conclude such studies prior to 2024 at the earliest. If the clinical pilot studies show promising results, we intend to start developing an IVD-R and FDA approvable product for the European market.

GenoStrip

We are in the early stages of developing a rapid and easy to use molecular lateral-flow test that we call GenoStrip. We intend to develop the GenoStrip technology as a platform technology which combines the advantages of highly precise molecular genetics and the easy-to-handle usage of a customized lateral-flow-dipstick to provide molecular results in as little as 20 minutes, depending on the sample preparation method amplification system used. The target sequences (DNA or RNA) are amplified either way in single or multiplex amplification reactions.

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29              Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global Cancer Statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin, in press. The online GLOBOCAN 2018 database is accessible at http://gco.iarc.fr/, as part of IARC’s Global Cancer Observatory.

30              Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global Cancer Statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin, in press. The online GLOBOCAN 2018 database is accessible at http://gco.iarc.fr/, as part of IARC’s Global Cancer Observatory.

31              Egawa S, Takeda K, Fukuyama S et al. Clinicopathological aspects of small pancreatic cancer. Pancrdeas 2004;28:235-40. And http://www.aboutcancer.com/pancreas3.htm

32              Egawa S, Takeda K, Fukuyama S et al. Clinicopathological aspects of small pancreatic cancer. Pancrdeas 2004;28:235-40.

33              Siegel RL, Miller KD, Jemal A. Cancer statistics, 2016, CA Cancer J Clin 2016;66:7-30

If successful, the GenoStrip technology could be modified for various applications where qualitative evaluations have to be made within a short time frame, as for instance in the case of COVID-19 diagnosis, and other respiratory viruses, as well as pathogens causing sexually transmitted diseases or the detection of mutated or deleted genes.

One prototypic example is our Abacavir Hypersensitivity reaction test (HLA*57:01).

Abacavir is used as an antiretroviral drug to treat HIV-1 infection. A hypersensitive reaction (“HSR”) occurs in 5% to 8% of patients when administered, which manifests itself in symptoms such as fever, rash, malaise, gastrointestinal complaints or shortness of breath and in some cases can even be fatal. These side effects have been shown to be related to the HLA-B * 57:01 allele. For this reason, appropriate screening has been prescribed by the BfArM and FDA since 2008 before the start of therapy.

For this application, the DNA extracted from a simple cheek swab is replicated using allele-specific, labeled primers for the HLA-B * 57: 01 allele in an isothermal approach in a conventional heating block. The detection is then carried out on the lateral flow test strip. If the allele is not present, an internal control confirms that the test has been carried out successfully.

In this particular example, the steps and time requirements are:

•        Extract the DNA from a cheek swab

•        RPA isothermal allele-specific amplification in a heating block

•        Incubation of the lateral flow stripe readout

As we are in the early stages of development, we cannot be sure that at this time that GenoStrip will ever become a commercially viable product.

Legacy Diagnostic Products and Services

We currently sell several genetic diagnostic products that we manufacture to clinical laboratories, mostly in Germany. Some of these products are CE-IVD registered while others are RUO products. Due to the high cost of meeting the new IVD-R regulatory requirements starting in May 2022, we have decided to license out, sell off or discontinue those products. Additionally, we have provided third-party laboratory testing services that we also intend to discontinue.

Competitive Advantages & Operational Strengths

We face competition from providers of more traditional CRC screening diagnostics, such as colonoscopies, as well as other manufacturers of non-invasive stool- or blood-based tests. We believe the primary competitive factors for ColoAlert include but are not limited to:

•        Accuracy:    End-users want as accurate a result as possible without worrying about costs, hassle and time associated with false-negative and false-positive results. ColoAlert currently offers the highest sensitivity compared to the tests currently on the market in Europe that we discuss in the section entitled “Business — Competition”. Those tests all meet the 90% specificity requirement recommended by the European CRC screening guidelines. Sensitivity defines how often a test correctly generates a positive result for the condition being tested. This advantage mainly derives from ColoAlert’s capability to detect non-bleeding cancers such as right-sided or flat ones. Furthermore, bleeding usually does not occur all the time in individuals who have CRC.

•        Price:    Insurers, patients, hospitals and government agencies want to reduce their expenditures and will often base payment and reimbursement policies on small price differences per test which in the aggregate come out to massive amounts while often ignoring large future costs arising from undetected cancers. We believe that we can offer our products and product candidates, if developed, at a competitive price.

•        Time-to-result:    The faster the results of a diagnostic test are known; the sooner treatment may begin or the end user can gain ease of mind. Due to ColoAlert’s simplicity of the testing procedure, the resultant turn-around time between the patient’s decision and delivery of the test report can be as low as three days in Germany, which we believe is significantly shorter than most other tests.

•        Ease of use:    As many people will delay or avoid getting an invasive diagnostic test, such as a colonoscopy, the easier it is to take such a test, the higher the participation rates will be, which could mean more detection of cancer at earlier stages and higher rates of survival. ColoAlert is less invasive than traditional colonoscopies, requiring neither the drinking of barium (oral or suppository) the night prior to the test, nor prior fasting, and does not require a trip to a clinic or the administration of anesthesia. Compared to blood-based tests, stool tests can be performed at home and do not require the patient to visit their physician.

•        Executive team:    Our leadership team and advisors have extensive experience developing and commercializing innovative diagnostic products globally. We have strong relationships with government organizations and universities in Europe.

•        Research and Development:    We are confident that we have organized a strong team to front our research and development. Our research and development efforts have been supported by a grant of up to approximately €440,000 from the German Federal Ministry of Research and Education for the development of PancAlert, a non invasive product candidate to detect pancreatic cancers, and a grant of up to approximately €205,000 from the European Fund for Economic and Regional Development for the development of GenoStrip, a product candidate for a rapid and easy to use molecular lateral-flow test.

Strategy

We intend to make ColoAlert the global CRC screening market leader by providing the best performance at an affordable cost. To fulfill this goal efficiently, our sales strategy is primarily based on collaborations with large laboratory chains. This distribution strategy is chosen because laboratories typically have a large customer base of physicians as well as a strong sales team. This can increase awareness of ColoAlert within the physician community in a cost-effective manner. At the same time, it offers the opportunity for accelerated product rollouts in foreign markets, as large laboratory chains operate across Europe or worldwide and successful products are often distributed within the laboratory chain. Laboratory partners benefit from the introduction and distribution of ColoAlert especially from the increased medical added value, the positioning as innovation leaders and from, we believe, significantly higher margins compared to conventional stool tests such as FIT. We believe that this distribution approach also provides a strong business differentiation in the United States from the Cologuard, a test offered by Exact Sciences Corporation. Cologuard is performed exclusively in Exact Sciences’ in-house laboratories and therefore other laboratories currently do not have access to a multitarget stool test. By providing the ColoAlert test kits, other laboratories can also offer highly sensitive, non-invasive CRC screening to their affiliated physicians and their patients.

To introduce ColoAlert into the United States and potentially other markets like China, extensive regulatory studies are required. We are actively exploring the required regulatory path for the United States.

Therefore, we intend to use the proceeds from this offering to:

•        Expand the commercial opportunity of our ColoAlert product in Europe by expanding our commercial team and partnerships.;

•        Prepare and execute a comprehensive clinical and regulatory strategy to achieve market authorization from the FDA to use ColoAlert as a screening test for CRC in the United States; and

•        Continue research and development of PancAlert and GenoStrip.

Expansion of ColoAlert in Europe

There are currently nearly 400 medical care centers with a laboratory focus in Germany, of which over 60 have a molecular genetic laboratory in house. Approximately 50% of the market share is held by five laboratory chains (Sonic, Limbach, Synlab, Amedes and LADR), rendering activities towards those and their large networks of physicians especially attractive. Two of these five laboratory chains are currently our customers. We plan on securing additional partner laboratories to market and sell our ColoAlert product through the use of sales representatives. Partner laboratories will, once part of our distribution network, receive support from us for the proper administration of the product in the client’s clinical laboratory. This validation process for new IVD products is being performed every day by all other diagnostic companies in Germany (e.g. Roche, Abbott, Siemens). If needed, we will also provide co-branded marketing materials.

We primarily sell the ColoAlert IVD test kits to German clinical reference laboratories. The reference laboratories provide the patient kit and accompanying marketing materials, to their affiliated physicians and educate them about the clinical advantages of ColoAlert. The laboratories perform the diagnostic analysis and report the results to the physicians.

We also initiated a pilot program to allow patients to use the ColoAlert website for ordering a patient kit online. The collected samples are sent by the patient directly to our own clinical laboratory. We plan to conduct joint marketing activities with the reference labs to connect patients and physicians supported by the newly established online portal www.gemeinsam-gegen-darmkrebs.de (currently in beta status).

Our primary market is currently Germany, and we intend to expand to other German-speaking countries. After the rollout in the German-speaking region, we intend to launch ColoAlert in other western European markets, particularly in the United Kingdom, with its innovation-friendly National Health Service, followed by countries such as Spain or in Scandinavia.

In the coming year, we seek to expand the current European sales team with strong diagnostic sales experience. The sales team will focus on sales of our ColoAlert test to clinical laboratories that perform diagnostics tests ordered by physicians. To ensure that the clinical laboratory sales teams approach the primary care physician with the highest possible efficiency and effectiveness inside their respective laboratory network, we are planning to conduct training for sales representatives, seminars for physicians and joint marketing campaigns to expand our product awareness. We will also look into partnering with third parties or outsourcing parts of the sales organization that directly visit with physicians.

Entry into the U.S. Market

We plan to employ a product and marketing strategy in the United States that is substantially similar to what we use in Europe. Prior to employing these strategies, we will seek to sell the ColoAlert test as a test kit to clinical laboratories that are certified by the Secretary of the Department of Health and Human Services under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA labs”) requiring FDA market authorization. This might be a comparably fast entry option, as the top five laboratory chains in the United States had revenues of nearly USD 38 billion in 2020.34 Alternatively or in addition , we could offer ColoAlert, or as a laboratory developed test offered by the Mainz BioMed clinical laboratory governed under US Centers for Medicare and Medicaid Services (“CMS”). We plan to explore the required clinical and regulatory path to submit ColoAlert to the FDA to achieve a CRC screening claim for asymptomatic patients who are at average risk for CRC, aged 45 to 80.

We expect to conduct extensive clinical trials considering the desired CRC screening claims. The duration of the study will be defined by the required number of patients to be enrolled. Cologuard, the main competitor in the United States, has performed multiple large studies which took several years to execute followed by a PMA submission. In addition, we will evaluate achieving claims for early identification of cancerous polyps and advanced adenomas.

During this market preparation period market conditions may change, existing competitors may improve their products or new competitors may become commercially active which may force us to adjust our future commercial strategy if the FDA eventually authorizes the product. We may consider manufacturing our ColoAlert test kits as private label products to be sold to labs. In this case, we likely would not undertake any marketing efforts in the United States to promote it to physicians and patients but expect our business partner to take on this obligation.

Research and Development

Our research and development strategy is centered on developing our product candidates PancAlert, a proposed stool-based screening test for pancreatic cancer, and GenoStrip, a proposed platform technology to detect pathogens. Both of these product candidates are in the early stages of development and might never become products. Our research and development team is located at our facilities in Mainz, Germany, and consists of 6 employees and independent contractors as of June 30, 2021.

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34              marketwatch.com report: Clinical Laboratory Services Market 2020 Global Analysis, Opportunities And Forecast To 2025. LabCorp ($11.5B), Sanofi Genzyme ($8.1B), Quest Diagnostics ($7.75B), Abbott Laboratories ($7.7B) and Charles River ($2.6B)

We have received government grants as part of our research and development programs, including approximately $200,000 in our fiscal year ended December 31, 2020 and $170,000 in our fiscal year ended December 31, 2019. Since January 1, 2021, we have received additional funding in the aggregate amount of approximately $100,000.

Government Regulation

In-vitro diagnostic devices are regulated by the governments in the areas where such products are sold. Consequently, there is no uniform set of regulations governing our products and product candidates. We summarize below, the material governmental regulations in Europe, our principal market, and the United States, the next market that we seek to enter.

Europe

Currently in Europe, medical devices such as ColoAlert are regulated by the IVD-D requiring CE-Mark through self-certification. Under this system, developers and manufacturers must operate a Quality System and validate medical devices in a limited clinical trial to demonstrate the manufacturer has met analytical and clinical performance criteria. We have implemented an International Organization for Standardization standard — ISO 13485 — quality management system for the design and manufacture of medical devices. ISO 13485 addresses managerial awareness of regulatory requirements, control systems, inspection and traceability, device design, risk and performance criteria as well as verification for corrective and preventative measures for device failure. Medical device companies such as ours are subject to pre-market compliance assessments from Notified Bodies, a certification organization which the national authority (the competent authority) of a European Union member state designates to carry out one or more of the conformity assessment procedures. ISO 13485 certification establishes conformity to specific European Union directives related to medical devices and allows CE Marking and sale of the device.

The new European In Vitro Diagnostic Regulation (EU 2017/746), or the IVD-R, became effective as of May 25, 2017, marking the start of a transition period for manufacturers selling IVD devices into Europe. The IVD-R, which replaces IVD Directive (98/79/EC), or the IVD-D, has a transition period of five years, after which the IVD-R will apply in full, and no new applications pursuant to the IVD-D will be accepted. Manufacturers have the duration of the five-year transition period to update their technical documentation and processes to meet the new, more stringent EU regulatory requirements. We believe that the most challenging areas under the IVD-R will be regarding the classification of products, which will bring almost all IVDs under the direct control of Notified Bodies, and the performance evaluation of IVDs, which will not only include the classic clinical performance and analytical performance but also scientific validity, the role and responsibilities of the economic actors of the supply chain, the traceability and the transparency of the devices with, in particular, the introduction of the UDI-system and an expanded EUDAMED database.

Notified Bodies can begin auditing to the IVD-R once they have been designated as a Notified Body under the IVD-R by their Competent Authority. For now, we expect the first Notified Bodies to be notified according the IVD-R by the end of 2019, and as of this filing TÜV SÜD has been designated as a Notified Body under the IVDR. In practice, it will not be possible to CE mark a product according to the IVDR beforehand. For Class C devices (such as ColoAlert), the conformity assessment procedure will be a combination of the Quality Management System audits and Technical Documentation assessments. The assumed assessment time needed for a Technical Documentation assessment of a Class C device currently is expected to last from about nine months. We have already begun discussions with the TÜV SÜD in order to ensure compliance with the IVD-R as soon as possible.

We believe that we have structured our business operations to comply with applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise, which could have a material adverse impact on our business.

United States

U.S. Food and Drug Administration

Obtaining FDA market authorization for our ColoAlert test is critical to our strategy. We intend to shortly start the process of seeking a premarket approval (PMA) for our ColoAlert test.

Under the FDA’s regulatory framework, in vitro diagnostic devices (IVDs), including tests that can be used in the diagnosis or detection of cancer such as ColoAlert, are a type of medical device. The FDA categorizes medical devices into one of three classes — class I, II, or III — based on the risks presented by the device and the regulatory controls necessary to provide a reasonable assurance of the device’s safety and effectiveness. Devices deemed by FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. We believe that ColoAlert would be a Class III IVD, as this is consistent with the prior FDA approval of similar devices, such as Cologuard. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

Class III devices generally require PMA approval before they can be marketed. Obtaining PMA approval requires the submission of “valid scientific evidence” to FDA to support a finding of a reasonable assurance of the safety and effectiveness of the device. A PMA must provide complete analytical and clinical performance data and also information about the device and its components regarding, among other things, device design, manufacturing, and labeling. Following receipt of a PMA, FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDC Act to complete its review of a PMA, although in practice, FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. FDA may or may not accept the panel’s recommendation. As part of FDA’s review of a PMA, FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation (QSR) requirements, which impose requirements related to design controls, manufacturing controls, documentation, and other quality assurance procedures.

FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

The studies required in connection with our seeking FDA approval of our technologies will be costly and time-intensive. FDA might not ultimately approve any PMA submitted by us in a timely manner or at all.

Clinical Trials

Clinical trials are usually required to support a premarket approval application. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an IDE application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the

FDA and the appropriate institutional review boards at the clinical trial sites. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Laboratory Certification, Accreditation and Licensing

If we operate clinical laboratories in the United States, we will also be subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. Federal Clinical Laboratory Improvement Amendments (CLIA) requirements and laws of certain other states impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If we fail to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future CMS consideration of our technologies, prevent their approval entirely, and/or interrupt the commercial sale of any products and otherwise cause us to incur significant expense.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearinghouses, and healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. If we are able to commercialize our ColoAlert test, we might perform activities that may implicate HIPAA, such as providing clinical laboratory testing services or entering into specific kinds of relationships with a Covered Entity or a business associate of a Covered Entity.

Federal and State Billing and Fraud and Abuse Laws

Antifraud Laws/Overpayments.    If our ColoAlert test is successfully accepted by federal and state healthcare programs, we will be subject to numerous federal and state antifraud and abuse laws. Many of these antifraud laws are broad in scope, and neither the courts nor government agencies have extensively interpreted these laws. Prohibitions under some of these laws include:

•        the submission of false claims or false information to government programs;

•        deceptive or fraudulent conduct;

•        excessive or unnecessary services or services at excessive prices; and

•        prohibitions in defrauding private sector health insurers.

We could be subject to substantial penalties for violations of these laws, including denial of payment and refunds, suspension of payments from Medicare, Medicaid or other federal healthcare programs and exclusion from participation in the federal healthcare programs, as well as civil monetary and criminal penalties and imprisonment. Numerous federal and state agencies enforce the antifraud and abuse laws. In addition, private insurers may also bring private actions. In some circumstances, private whistleblowers are authorized to bring fraud suits on behalf of the government against providers and are entitled to receive a portion of any final recovery.

Federal and State “Self-Referral” and “Anti-kickback” Restrictions

If we or our operations are found to be in violation of applicable laws and regulations prohibiting improper referrals for healthcare services or products, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal or state health care programs, and the curtailment or restructuring of our operations.

Anti-Kickback Statute.    The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. Sanctions for violations of the federal Anti-Kickback Statute may include imprisonment and other criminal penalties, civil monetary penalties and exclusion from participation in federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs, and do not contain identical safe harbors.

Self-Referral law.    The federal “self-referral” law, commonly referred to as the “Stark” law, provides that physicians who, personally or through a family member, have ownership interests in or compensation arrangements with a laboratory are prohibited from making a referral to that laboratory for laboratory tests reimbursable by Medicare, and also prohibits laboratories from submitting a claim for Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory and permit the laboratory to submit claims for Medicare payments for laboratory tests performed pursuant to such referrals. We are subject to comparable state laws, some of which apply to all payors regardless of source of payment, and do not contain identical exceptions to the Stark law.

Any action against us for violation of these or similar foreign laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Sunshine Act

In 2010, Congress enacted a statute commonly known as the Sunshine Act, which aims to promote transparency. The Sunshine Act requires manufacturers of drugs, devices, biologicals and medical supplies covered by Medicare, Medicaid or the Children’s Health Insurance Program, or CHIP, to report annually to CMS any payments or other transfers of value made to physicians and teaching hospitals, with limited exceptions. Manufacturers must also disclose to CMS any physician ownership or investment interests.

Competition

Our principal product, ColoAlert, competes with other methods of CRC screening, such as the colonoscopy or the FIT test. The current standard for CRC screening test is the colonoscopy, although we also compete with non-invasive CRC screening tests. In addition to these widespread, traditional screening tests, we also compete with companies that provide or are developing novel CRC screening tests.

Colonoscopy

The colonoscopy was established over 50 years ago and is used by countless physicians worldwide. The colonoscopy is an invasive procedure in which the inner wall of the intestine is examined by a physician using an endoscope. Preparation requires patients to undergo bowel cleansing at least the day prior to the procedure. Colonoscopy is a painful process and associated with risk of punctuating the colon. An experienced scopeist will perform the process with less pain and higher detection rate. The average detection rate of colonoscopy is approximately 95%.

The compliance rate for colonoscopy in Germany even after a consultation with a physician is a mere 16%.35 The occurrence of false-positive results is not possible due to the nature of the method. Usually, national screening programs suggest a screening interval of 10 years for this method. Because of the invasive procedure and the prior bowel cleansing, this method has a patient acceptance rate of less than 20%. The cost of colonoscopy can vary depending on the region. In Germany, average total costs amount to approximately €220, which corresponds to €22 annually.

____________

35              Riens B et al (2011) Versorgungsatlas / Krebsfrüherkennung

Any developments that result in the reduction of the cost of colonoscopies, the accuracy of their results or the ease of use may not be transferable to IVD tests.

Occult blood tests

With Fecal Immunochemical Tests (“FITs”), a patient’s stool sample can be examined for hidden, or occult, blood in a laboratory which can be a symptom of CRC. Unfortunately, occult blood is often only present in the later stages of the disease. There is no need for patients to prepare prior to sample collection, which leads to a high patient acceptance. According to IKK Südwest, when coordinated by a centralized invitation to screening, participation rates can get as high as 73%.36 Since this method can only provide an indirect indication of CRC via fecal blood, the sensitivity normally hovers around 65% with a false-positive rate around 5% per an article published by the American Gastroenterological Association.37 Since this method depends on the presence of a blood signal and many tumors do not bleed in the early stages, many affected individuals are diagnosed in later stages of the disease which leads to lower than 5-year survival rates and higher treatment costs. This current state of international screening programs suggests a need for more sensitive non-invasive screening tools. The recommended screening interval for FITs is normally yearly. The average reimbursement for occult blood tests is €14 in Germany38 and $19.92 based on the Current Procedural Terminology (CPT) code 82274 in the United States.39

Entities Providing Screening Tests

We compete with other entities that offer other non-invasive screening tests. Most of our current and potential competitors in Europe and the United States have significantly greater financial, technical, manufacturing, marketing, and other resources than we have and consequently may have better and more competitive products, services, marketing or distribution. Most of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, many of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Entities producing or developing CRC screening tests with which we compete include:

•        Exact Sciences: The most established of the entities that we compete with is Exact Sciences, a publicly traded molecular diagnostic company focusing on the early detection of various cancers, which manufactures Cologuard and conducts the analysis of the tests. Cologuard is also a stool-based CRC screening test, and it achieves a sensitivity of 92% and a specificity of 87% per a study published in the New England Journal of Medicine.40 The average reimbursement is about $500,41 which is equivalent to approximately $166 annually when used in the recommended three-year screening interval. Exact Sciences is currently pursuing the goal of further expanding the market share it has gained in the United States, broadening its relationships with relevant health care provider and building a diversified product portfolio in the oncology screening space through targeted acquisitions.

•        Epigenomics AG, which focuses on the development of blood tests for cancer detection. The CRC test “Epi proColon”, one of its two approved products approved in the United States and the European Union, is a blood-based test that achieves a sensitivity of 68% with a specificity of 80%.42

____________

36              (IKK Südwest. IKK Südwest in Zahlen [https://www.ikk-suedwest.de/ueber-uns/daten-und-fakten/ikk-suedwest-in-zahlen/)

37              (Giess et al. Gastroenterology 154/2018)

38              (https://www.kbv.de/html/praevention_darmkrebsfrueherkennung.php)

39              https://www.upmc.com/-/media/upmc/healthcare-professionals/physicians/documents/lab-fee-schedule.pdf

40              (Imperiale et al (2014) N Engl J Med 2014; 370)

41             https://investor.exactsciences.com/investor-relations/press-releases/press-release-details/2015/Exact-Sciences-Additional-Update-on-CMS-Reimbursement-for-Cologuard/default.aspx or https://www.businesswire.com/news/home/
20151202005242/en/CMS-Corrects-2016-Reimbursement-Rate-for-Cologuard%C2%AE#:~:text=(Nasdaq%3A%20EXAS)%20announced%20that,NLA)%20for%20Cologuard%20at%20%24493.21.

42              https://www.accessdata.fda.gov/cdrh_docs/pdf13/P130001B.pdf

•        Novigenix SA, a Swiss company specializing in the development of immuno-transcriptomics solutions. Novigenix’s LITOseek Platform is designed to provide information for early cancer detection, disease progression and therapy selection. For CRC screening, Novigenix has developed the Colox blood test, which is currently available on the Swiss market. it achieved a sensitivity of 78% and a specificity of 92% in a clinical study.43

•        Agena Biosciences Inc., a U.S. company active in the field of genetic diagnostics. The company’s core product is its proprietary MassArray platform. This offers laboratory customers the possibility to provide rapid and broad genetic analysis. From the large number of panels, the UltraSeek Colon Panel initially shows competitive potential. This is used for the investigation of disease progression and resistance of CRC. As this product is not suitable for CRC screening, it is not yet a direct competitor to ColoAlert, but could be relevant through a future product variation.

•        Schebo AG, a German company, has developed Pyruvate kinase M2 (M2-PK), a biomarker that is only expressed in tumor tissue in adult humans. M2-PK can be detected in stool as well as in EDTA blood plasma and thus serves as an indicator of cancer. In a clinical study, in the regular combination with an occult blood test, it showed a high sensitivity of over 90%, while its specificity was below 70%.44

•        CellMaxLife, a liquid biopsy company focused on blood sample-based cancer screening. The company has no available products on the market yet, but is currently working on the development of the CRC screening test “FirstSight”, which screens patients’ blood sample for circulating gastrointestinal epithelial cells (CECs) and somatic mutations of cell-free tumor DNA (ctDNA).

•        GRAIL, Inc., which develops products based on next-generation sequencing (NGS) for the early detection of cancer. The blood-based screening test “Galleri” is the company’s current core product. According to the company, this test can detect over 50 types of cancer. The list price for screening with Galleri is $959. GRAIL recommends using Galleri only in combination with conventional screening methods.

•        Guardant Health, Inc., a California-based company that aims to improve early cancer detection based on liquid biopsy. The product “Guardant Reveal” is a blood test used to control residual disease and recurrence after CRC. Guardant Reveal was launched in the U.S. market in the start of 2021. Alongside the other products Guardant360, Guardant360 CDx and GuardantOMNI, Guardant Reveal contributes to the development of the LUNAR screening program, which will be used in the future for cancer screening of asymptomatic patients.

•        Thrive, a subsidiary of Exact Sciences Corp., is researching a holistic cancer screening based on a liquid biopsy. The test is currently under development and has not yet received marketing approval.

We might not be able to compete successfully in our market, particularly as we seek to enter the United States and commercialize ColoAlert. We expect that some of the screening tests currently being developed will be commercially available in the United States by the time we obtain FDA approval for ColoAlert, if at all. If our competitors introduce new diagnostic tests that compete with or surpass the accuracy, price or ease of use of our products, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Customers

Our current customers are primarily laboratories in Germany, including some of the largest chains in Germany, that offer our ColoAlert test to physicians for use with their patients. No customer accounted for more than 10% of our revenues in our prior fiscal year. We are actively seeking to expand our customer base in Europe, and intend to do so in the United States depending upon the progress of an application with the FDA for approval of ColoAlert.

____________

43              https://novigenix.com/wp-content/uploads/2018/02/Tableau-comparatif-novigenix-colox-ENGLISH.pdf

44              Dollinger MM et al. (2018) ClinLab 64(10)

Suppliers and Raw Material

We purchase most of our supplies “off-the-shelf” and at market rates and have normally second source suppliers available in case we experience supply issues with the primary supplier. We are planning to establish a safety stock from the primary suppliers to allow enough time for the necessary valuation to be performed if a secondary supplier is required.

Employees

As of July 23, 2021, the breakdown of employees by main category of activity is as follows:

Activity	Number of Full-Time Employees	Number of Part-Time Employees
Manufacturing and Clinical Laboratory	2	3
Research & Development	3	0
Sales & Marketing	1	1
General & Administration	2	6
Executives	4	0
Total:	12	10

None of our employees are covered by a collective bargaining agreement.

Property, Plant and Equipment

Our principal premises are located at Robert Koch Strasse 50, Mainz, Germany. In 2013, we entered into a fifteen year lease agreement for these premises with a monthly minimum rent of approximately €5,730 plus ancillary rental costs of approximately €1,250 per month. The leased premises is approximately 7,300 sq. ft. in size. We use these facilities for administrative purposes, research and development, manufacturing of our products and analysis by our laboratory s. We believe that these facilities will satisfy our manufacturing and research and development needs in the next 12 months.

Some members of our management work outside of these premises in office space that we do not rent.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this prospectus, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

KEY INFORMATION

The following tables summarize our financial data. We derived the summary financial statement data for the years ended December 31, 2020 and 2019 set forth below from the audited financial statements of PharmGenomics GmbH, which is considered for accounting purposes to be our predecessor entity, contained in this prospectus. Mainz Biomed BV was not formed as of December 31, 2020 and to date has had no operations. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements, the notes to those statements and the other financial information contained in this prospectus and the unaudited consolidated pro forma information appearing elsewhere in this prospectus.

Summary of Operations in U.S. Dollars (audited)

	Years Ended December 31,
	2020	2019
Revenues	$493,565	$281,393
Cost of Revenues	370,480	342,664
GROSS PROFIT (LOSS)	123,085	(61,271)

OPERATING EXPENSES
Salaries and benefits	588,430	544,687
Office expenses	121,603	110,557
Depreciation and amortization	57,122	50,366
Other expenses	27,892	140,522
Operating loss	(673,715)	(921,909)

OTHER INCOME/(EXPENSE)	86,820	(35,146)

NET LOSS	(586,895)	(957,055)

Foreign Currency Translation	(224,656)	22,166

TOTAL COMPREHENSIVE LOSS	$(811,551)	$(934,889)

Balance Sheet in U.S. Dollars (audited)

	As of December 31, 2020	As of December 31, 2019
Cash	$122,568	$203,588
Total Current Assets	186,398	260,006
Total Assets	673,270	715,959

Total Current Liabilities	701,954	459,714

Long Term Debt	2,712,871	2,206,541

Total Liabilities	3,414,825	2,666,255

Working Capital (Deficit)	(515,556)	(199,708)

Total Stockholders’ Equity (Deficit)	(2,741,555)	(1,950,296)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Organization and Overview of Operations

On August 3, 2021, Mainz Biomed B.V (“Mainz”) entered into a contribution agreement (the “Contribution Agreement”) with PharmGenomics GmbH. Mainz is a private company with limited liability under Dutch law incorporated for the purpose of acquiring PharmGenomics GmbH. Under the Contribution Agreement, 100% of the shares of the PharmGenomics GmbH were acquired in exchange for 6,000,000 shares of Mainz. Upon the closing of the Contribution Agreement, PharmGenomics GmbH became a wholly owned subsidiary of Mainz and the former shareholders of the PharmGenomics GmbH hold approximately 62% of the outstanding shares of Mainz

The information below includes financial data and discussion derived from the audited financial statements of PharmGenomics GmbH, which is considered for accounting purposes to be our predecessor entity. Mainz Biomed BV was not formed as of December 31, 2020 and to date has had no operations.

We develop in-vitro diagnostic and research use only tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine. We additionally operate a clinical diagnostic laboratory. We develop and distribute our IVD Kits to third party laboratories for their own diagnostic purposes. The majority of our revenues comes from the sale of our IVD Kits.

In addition, we conduct research and development in order to increase and diversify our product portfolio. Currently, we are managing two government funded research and development projects, which provide us non-refundable grant income that cover a percentage of the individual project related costs.

Results of Operations

Comparison of the Year Ended December 31, 2020 and 2019

The following table provides certain selected financial information for the periods presented:

	Year Ended December 31,
	2020	2019	Change	% Change
Revenue	$493,565	$281,393	$212,172	75%
Cost of revenue	$370,480	$342,664	$27,816	8%
Gross profit	$123,085	$(61,271)	$184,356	NM
Gross profit percentage	25%	(22)%
Operating expenses	$796,800	$860,638	$(63,838)	(7)%
Loss from operations	$673,715	$921,909	$(248,194)	(26)%
Other income (expense)	$86,820	$(35,146)	$121,966	NM
Net loss	$586,985	$957,055	$(370,070)	(39)%
Total Comprehensive Loss	$811,551	$934,889	$(123,338)	(13)%
Basic and dilutive loss per common share	$6.34	$10.34	$(4.00)	(39)%
Weighted average number of common shares outstanding – basic and diluted	92,584	92,584

Revenue

Revenue for the year ended December 31, 2020 was $493,565 as compared to $281,393 for the year ended December 31, 2019, a 75% increase. This increase was the result of statutory healthcare system reimbursements related to third party laboratory testing conducted during 2020, and increased sales volume of ColoAlert Lab-kits.

Cost of Revenue

Cost of Revenue for the year ended December 31, 2020 was $370,480 as compared to $342,684 for the year ended December 31, 2019, an 8% increase. This increase was the result an increase in raw material costs and in tandem with our increase in revenue, off-set in part from a one-time license fees related to our ColoAlert product in 2019.

Gross profit

Gross profit increased to $123,085 from $(61,271), for the year ended December 31, 2020, as compared to the year ended December 31, 2019. This increase was due to increased testing volume during 2020, which has higher margin profile, and the one-time license fee for our ColoAlert product in 2019, which decreased our 2019 gross profit. Absent the one-time license fee payment in 2019, gross profit in 2019 would have been positive.

Operating Expenses

Operating expenses for the year ended December 31, 2020 were $796,800 compared to $860,638 for the year ended December 31, 2019, a 7% decrease. The decease in operating expenses in 2020 was primarily due to a decrease in consulting fees, advertising, bad debt expense and professional fees, which exceeded the increase in salaries and benefits due to increased labor in our laboratory to support our increased testing volume in 2020.

Other income (expense)

Other income (expense) for the year ended December 31, 2020 was $86,820 compared to $(35,146) for the year ended December 31, 2019. This increase was related to government sponsored research and development grants related to PancAlert and GenoStrip and the benefit recorded due to a below market financing benefit related to a government loan.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and capital expenditures. We fund our liquidity requirements primarily through cash on hand, cash flows from operations, and debt financing, including officers, shareholders. As of December 31, 2020 we had $122,568 of cash and cash equivalents, with $203,588 as of December 31, 2019.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2020	2019	Change
Cash used in operating activities	$(468,737)	$(416,495)	$(52,242)
Cash used in investing activities	$(9,685)	$—	$(9,685)
Cash provided by financing activities	$396,681	$423,996	$27,316

Cash Flow from Operating Activities

For the year ended December 31, 2020, net cash flows used in operating activities was $468,737 compared to $416,495 used during the year ended December 31, 2019, respectively, primarily due to net loss and timing of settlement of assets and liabilities.

Cash Flows from Investing Activities

During the year ended December 31, 2020, we used $9,685 in investing activities for the purchase of fixed assets. During the year ended December 31, 2019, we did not have any investing activities.

Cash Flows from Financing Activities

During the year ended December 31, 2020 we had cash flow provided by financing activities of $396,680 compared to cash flow provided by financing activities of $423,996 in 2019, a decrease of $27,316. This decrease was primarily the result of decreased new borrowings. Our financing activities are primarily debt financing, including silent partnerships and convertible debt from officers and shareholders.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with international financial reporting standards, or IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

•        Revenue Recognition

•        Foreign Currency Translation

•        Lease Accounting

•        Financial Instruments

Revenue Recognition

Our revenue is primarily derived through providing genetic diagnostic tests to customers. We recognize revenue in accordance with International Financial Reporting Standards (“IFRS”) 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to receive for those goods and services.

We provide a genetic diagnostic testing service and testing kits which are not considered separately identifiable from each other as we use the testing kits to collect samples in order to deliver the diagnostic test results to the customer. Accordingly, we have one performance obligation which is fulfilled upon the delivery of the test results to the customer and revenue is recognized at that point in time.

We also receive income from government sponsored R&D grants. Income is recognized on these programs when funds are received and all performance obligations, as defined in the grant, are completed. This income is included in the Statements of Comprehensive Loss as Other Income.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional, as determined by our management, is the European dollar (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Our presentation currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to our presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Lease Accounting

We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Financial Instruments

(a)     Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(b)    Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Disclosure of Contractual Arrangements

On December 31, 2020, the Company was committed to minimum lease payments as follows:

Contractual Obligation	Less than One Year	1 – 3 Years	3 – 5 Years	Over 5 Years
Office Rent	$84,312	$168,625	$168,626	$238,886
Laboratory Equipment	$3,417	$6,833	$569	$—
Office Equipment	$7,064	$14,128	$11,457	$4,378
TOTAL	$94,793	$189,586	$180,652	$243,264

The amounts above are undiscounted and include the total amounts due, including the interest component.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

We intend to have six directors at the time of the offer, three of whom will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Currently, our board of directors assesses potential director candidates for required skills, expertise, independence and other factors, but after the offering, we intend for out Nominating Committee to take responsibility for this action.

Our Board of Directors is responsible for appointing our company’s officers.

Board Committees

We intend to establish three committees under the board of directors immediately upon the closing of this offering: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is to be governed by a charter approved by our Board of Directors.

Audit Committee

We intend to appoint to our Audit Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. One of our directors on the Audit Committee will be an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•        reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our Audit Committee charter;

•        meeting separately and periodically with the management and our independent registered public accounting firm;

•        reporting regularly to the full board of directors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•        such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time.

Compensation Committee

We intend to appoint to our Compensation Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

•        reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•        approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing and recommending to the board with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating Committee

We intend to appoint to our Nominating Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers. As we will not complete this offering or publicly file the registration statement of which this prospectus forms a part until Mainz Biopharma has acquired PharmGenomics GmbH, we have reported the following information as if the acquisition has already occurred.

Name, Region/State and Country of Residence	Age	Position	Director/Officer Since
Guido Baechler Berkeley, California	56	Chief Executive Officer and Chairman(1)	July 2021
William Caragol Florida, USA	54	Chief Financial Officer	July 2021
Dr. Moritz Eidens Ingelheim, Germany	38	Chief Science Officer, Director(2)	June 2008
Alberto Libanori Los Angeles, California	32	Director(3)
Hans Hekland Bergen, Norway	63	Director(3)
Philipp Freese Grevenbroich, Germany	39	Chief Operating Officer(2)	February 2015
Marco Messina Bremen, Germany	45	Director(4)	March 2021

____________

(1)      Mr. Baechler became our Chief Executive Officer in July 1, 2021. We intend for this person to become a director of our company prior to this offering.

(2)      A current director of PharmGenomics. We intend for this person to become a director of our company prior to this offering.

(3)      We intend for this person to become a director of our company prior to this offering.

(4)      Mr. Messina is a current director of Mainz Biomed B.V. and intends to resign upon the completion of the acquisition of PharmGenomics GmbH.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors, and executive officers as of the date of this prospectus:

Guido Baechler, our Chief Executive Officer and Chairman, has global experience in private and public companies specializing in the life science and medical diagnostics fields. Mr. Baechler founded Berkeley Life Science Advisors, a diagnostic and life science start-up consulting business, in 2019. He was the Chief Executive Officer of SummerBio, a leading COVID testing CLIA laboratory in California, from July 2020 to February 2021 and Chief Executive Officer and Chief Operating Officer of Singulex, Inc. from November 2008 to June 2019.

Mr. Baechler previously held several leadership positions at Roche Molecular Systems, including serving as a member of its executive team. He held various leadership positions at Roche Diagnostics within Research, Development, and Marketing in Switzerland and California during his almost twenty years with the company.

Since 2020, Mr. Baechler has been a board member of SummerBio and Chip Diagnostics and the chairman of the board of Telo Genomics, a publicly traded Canadian biotech company.

Mr. Baechler holds a Bachelor’s Degree in Electrical Engineering and completed a series of executive finance and management classes at the London School of Business and at the Haas Business School at the University of California, Berkeley.

William Caragol, our Chief Financial Officer, has over thirty years of experience working with growth stage technology companies. In 2018, he founded and is the Managing Director of Quidem LLC, a corporate strategic and financial advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a privately held medical diagnostic equipment company. Since February 2021, Mr. Caragol is also on the Board of Directors and is Chairman of the Audit Committee of Greenbox POS (NASDAQ: GBOX) a financial technology company leveraging proprietary blockchain security to build customized payment solutions, and since July 2021 is on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging electric vehicle company. From 2012 to 2018, Mr. Caragol was Chairman and CEO of PositiveID, a holding company that was publicly traded that had a portfolio of products in the fields of bio detection systems and molecular diagnostics. Also, since April 2020, Mr. Caragol has served as a director and the Executive Vice President, Chief Operating and Chief Financial Officer of Hawaiian Springs LLC, a natural spring artesian bottled water company. Mr. Caragol earned a B.S. in business administration and accounting from Washington & Lee University and is a member of the American Institute of Certified Public Accountants.

Dr. Moritz Eidens, our Chief Science Officer and a director, received his Masters Degree at the international oriented University of Applied Sciences in Rheinbach near Bonn, Germany in 2006 with a focal point on human genetics and genetic diseases. In 2019, Mr. Eidens graduated from the University-Medicine Hospital of the Johannes Gutenberg University in Mainz, Germany, and was awarded with a Ph.D. from the medical faculty.

In 2008, Mr. Eidens founded PharmGenomics and has served since then as an executive of the organization. Mr. Eidens has been involved in PharmGenomic’s development and distribution of several innovative products, managed and coordinated several national and international grant projects with large industrial or academic partners process development, technology transfer, supply chain management as well as internal and external audits

Philipp Freese, our Chief Operating Officer, received his Diploma in Business Administration with focus on marketing, business law and production technology at Excellence University RWTH in Aachen/Germany in 2008. Until 2015 he worked in project, product, process, quality and key account management as well as business development for the Cologne Institute for Economic Research. In 2014, he successfully finished his postgraduate studies in the IT-related management of companies.

Mr. Freese served as the Interim Head of Marketing at PharmGenomics from 2013 to 2015, and in 2015 he became its Commercial Managing Director responsible for marketing, sales, operations, legal affairs and Finance/IR. He was the major driver for ColoAlert’s product-market-fit, brand, processes and marketing strategies, established relationships with reference laboratories and assisted in our capital raises.

Hans Hekland, a director, graduated Siviløkonom (MBA) from Norwegian School of Economics and Business Administration in Bergen, Norway in 1983. He has had several executive positions in international Banking and

Industry until 2001 when he established Sarsia Innovation as the tech-transfer-office for University of Bergen. He has during his career developed Sarsia into a venture fund management company, established three venture funds and managed two IPOs. He holds board positions in several healthcare and biotech companies.

Hans Hekland is a certified business coach within the EIT Health program.

In 2013 he established ColoAlert AS together with Dr. Dagfinn Øgreid and Dr Roger Løvlie and engaged PharmGenomics to develop the ColoAlert test, which led to the current license agreement. Since 2017, he has been a business advisor to PharmGenomics GmbH.

Alberto Libanori, a director, is a Research Scientist at the University of California, Los Angeles (“UCLA”) and serves as Senior Advisor to Boustead Securities, LLC. Alberto has 10 years’ work experience at the science-business interface in venture capital, BD&L, M&A and IPOs, focusing in life-sciences, med-tech and cosmeceuticals, having worked with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds (NVF). Previously Alberto founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech (acquired by Symrise). A prolific scientist, Alberto has published more than 20 peer-reviewed articles in journals including Advanced Materials, ACS Nano, Materials Today and Biosensors and Bioelectronics, and is the holder of two patents. Alberto Libanori holds an MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a Bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Raised internationally, Alberto is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Arrangements

We are not aware of any arrangement among shareholders regarding the nomination or approval of directors or senior management.

Term of Office

Each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

1.      a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.      convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.      the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

i)       acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii)      engaging in any type of business practice; or

iii)    engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.      the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.      was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.      was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.      was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)       any Federal or State securities or commodities law or regulation; or

ii)      any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)     any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

We intend to have three directors at the time of the offering who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. Our Board has determined that the following director is “independent” as such director do not have a direct or indirect material relationship with our company: Alberto Libanori.

A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Code of Business Conduct and Ethics

We will adopt a Code of Conduct and Ethics that applies to our directors, officers and other employees prior to the consummation of the offering.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section sets out the objectives of our company’s executive compensation arrangements, our company’s executive compensation philosophy and the application of this philosophy to our company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board intends to make starting at the time of this offering with respect to our Named Executive Officers (as defined below). When determining the compensation arrangements for the Named Executive Officers, our Board of Directors acting as the Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors handles matters relating to compensation, including benchmarking, but upon the closing of this offering, we will form a Compensation Committee for matters of management’s compensation. The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)     base salary; and

(b)    long-term incentives in the form of stock options.

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to our company and a review of our performance as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

We intend to provide long-term incentives to Named Executive Officers in the form of stock options as part of our overall executive compensation strategy. Our Board of Directors acting as the Compensation Committee believes that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of our executive compensation program requires the Board of Directors acting as the Compensation Committee to consider risks associated with our compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also whenever it is deemed necessary by the Board of Directors acting as the Compensation Committee or, when established upon the closing of the offering, the Compensation Committee.

Our executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee intends to conduct a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then make a recommendation to the Board.

The Compensation Committee will be comprised of independent directors.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Its responsibilities are more fully described under the section of this prospectus entitled “Directors and Executive Officers — Board Committees — Compensation Committee”.

Summary Compensation Table

We set out below certain disclosure on compensation paid to our executives on an aggregate basis for the year ended December 31, 2020, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	€117,216
Bonuses	€0
Additional benefit payments	€15,873
Total cash compensation	€133,089

Executive Compensation Agreements

Guido Baechler, Chief Executive Officer

On July 1, 2021, we entered into a management services agreement with Guido Baechler (the “Baechler Agreement”). Pursuant to the Baechler Agreement: (a) Mr. Baechler is appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Baechler annual base remuneration of $240,000 that will increase to $350,000 upon the filing of a Form F-1 for an initial public offering, and to $450,000 in the year after the initial public offering provided we make satisfactory progress in Board-approved goals (the “Base Remuneration”); (c) we shall reimburse Mr. Baechler for one U.S. health plan and one U.S. dental plan (if not included in the health plan) amounting up to $3,500 per month; (d) we shall provide to Mr. Baechler any benefits plan, if and when we have adopted such benefits; (e) our Board of Directors shall, in good faith, consider the payment of an annual bonus equal to 50% of that year’s Base Remuneration based upon our performance and upon the achievement of mutually agreed-upon milestones (the “Annual Bonus”); and (e) Mr. Baechler will be entitled to twenty days paid annual vacation per calendar year as well as the reimbursement of reasonable and necessary business expenses. Furthermore, our Board of Directors will grant Mr. Baechler stock options exercisable into ordinary shares subject to a Stock Option Plan that the Board of Directors and the shareholders of the Company has approved.

We or Mr. Baechler, under the Baechler Agreement, may terminate the engagement at any time for any reason by providing not less than ten calendar days’ notice in writing, provided that (a) Company shall have the option to provide a lump sum payment equal to ten (10) days’ Base Remuneration in lieu of such notice if terminating without cause; and (b) the Company may waive all or any part of the notice period for no consideration by giving written notice to Mr. Baechler if terminating with cause.

In the event of the Company’s termination of the Baechler Agreement for cause or if Mr. Baechler’s terminates the Baechler Agreement without good reason, Mr. Baechler is entitled to (i) any accrued but unpaid Base Remuneration and payment for any accrued but unused vacation; (ii) reimbursement for unreimbursed business expenses properly incurred by Mr. Baechler; and (iii) such benefits (including equity compensation), if any, to which Mr. Baechler may be entitled under the Company’s benefit plans as of termination; provided that, in no event shall Mr. Baechler be entitled to any payments in the nature of severance or termination payments except as specifically provided in the Baechler Agreement (collectively the “Accrued Amounts”).

If we elect to terminate the Baechler Agreement without good cause or Mr. Baechler resigns with good reason in compliance with the relevant terms and conditions of the Baechler Agreement, we shall be obligated to provide a severance package to Mr. Baechler that includes: (i) the Accrued Amounts (ii) equal installment payments payable under the Company’s normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the Mr. Baechler’s Base Remuneration for the year in which termination occurs; (iii) an amount equal to the Annual Bonus for the year in which the termination takes place; (iv) Vesting of an additional 12 months (removing any cliff) under all time-based vesting schedules for equity-based incentives held by Mr. Baechler; and (v) Reimbursement for up to $3,500 of the monthly U.S. health insurance premium paid by Mr. Baechler for himself and his dependent until the earliest date set forth by the Baechler Agreement.

The Baechler Agreement will terminate upon the death of Mr. Baechler. The Company may terminate Mr. Bachelor upon disability as defined by the Baechler Agreement. If Mr. Baechler is terminated on account of death or disability, we will provide Mr. Baechler, his estate, or, if applicable, Mr. Baechler’s beneficiaries with the Accrued Amounts.

William Caragol, Chief Financial Officer

On July 16, 2021, we entered into a consulting agreement with William Caragol (the “Caragol Agreement”). Pursuant to the Caragol Agreement: (a) Mr. Caragol will act as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Caragol a monthly salary of $15,000; and (c) Mr. Caragol will be entitled to receive options to purchase our ordinary shares equal to 1% of our outstanding Ordinary shares upon completion of an initial public offering subject to a Stock Option Plan that the Board of Directors and the shareholders of the Company has approved. Such options shall vest over a four year period on a monthly basis, provided that the Company and Mr. Caragol have agreed to use their best efforts to agree to milestones pursuant to which half of such options may vest.

If we elect to terminate the Caragol Agreement without good cause or Mr. Caragol resigns with good reason in compliance with the relevant terms and conditions of the Caragol Agreement, we shall be obligated to provide a severance package to Mr. Caragol that includes: (i) any amounts due to him under the Caragol Agreement that have not yet been paid, (ii) the amounts due to Mr. Caragol for the year in which termination occurs; and (iii) the vesting of an additional six months under all time-based vesting schedules for equity-based incentives held by Mr. Caragol.

Dr. Moritz Eidens, Chief Science Officer

On January 1, 2019, we entered into a Management Services Agreement with Dr. Moritz Eidens with a term of three years (the “Eidens Agreement”). The Eidens Agreement is subject to automatic renewal on a three-year term basis unless either party provides written notice not to renew the Eidens Agreement with six months’ notice before the end of the current or renewal term.

Pursuant to the terms and provisions of the Eidens Agreement: Dr. Eidens shall remain an executive of PharmGenomics GmbH and will be appointed as a Director of Mainz Biomed B.V. Upon the conversion of the company to a stock corporation under Dutch law, Dr. Eidens will be appointed as a member of the resulting company’s executive board.

As a Director, Dr. Eidens is expected to undertake and perform the duties and responsibilities normally and reasonably associated with such office. For his services, Dr. Eidens will (a) receive a fixed gross annual salary of €164,000, payable monthly; (b) he will be entitled to participate in our equity incentive plan and receive at least one-eighth of the shares issued under the plan; and (c) be granted, up to the amount of the statutory income threshold applicable at the time, an amount equal to the employer’s share of the contributions to his private health and nursing care insurance (collectively the “Eidens Remuneration”).

Furthermore, we will provide Dr. Eidens with (a) paid annual vacation time of 30 working days; (b) a company car for business and private use upon request; (c) a monthly budget of €400 a month alongside a one-time €2,000 budget for work equipment; (d) an annual budget of €5,000 for health care not covered by insurance; (e) an annual training budget; and (f) a company credit card.

If we terminate the Eidens Agreement, Dr. Eidens is entitled upon request to be released from his duties until the end of the relationship. He will also receive a severance payment equal to three months of Remuneration for each year of service under the Eidens Agreement.

If Dr. Eidens is unable to work due to reasons beyond his control, he is entitled to the Remuneration minus any benefits granted by the statutory health insurance fund institutions or a private health insurance fund for the lesser of six months or the end of the current three-year term. In addition, in the event of Dr. Eidens’ death, his spouse and dependents will be entitled to receive Remuneration for the month of death and the lesser of twelve months or the end of the current three-year term after the month of death.

In the event of a change of control, Dr. Eidens may resign and terminate the Eidens Agreement with written notice until the last day of the sixth month after the change of control has occurred.

Philipp Freese, Chief Operating Officer

On January 1, 2019, we entered into a Management Services Agreement with Mr. Phillip Freese with a three-year term (the “Freese Agreement”). The Freese Agreement is subject to automatic renewal on a three-year term basis unless either party provides written notice not to renew the Freese Agreement with six months’ notice before the end of the current or renewal term.

Pursuant to the terms and provisions of the Freese Agreement: Mr. Freese shall remain an executive of PharmGenomics GmbH and serve as a Director of Mainz Biomed B.V. Upon the conversion of Mainz BioMed B.V. to a stock corporation under Dutch law, Mr. Freese will be appointed as the Chief Operations Officer of the resulting company.

As a Director, Mr. Freese is expected to undertake and perform the duties and responsibilities normally and reasonably associated with such office. For his services, Mr. Freese will (a) receive a fixed gross annual salary of €164,000, payable monthly; (b) he will be entitled to participate in our equity incentive plan and receive at least one-eighth of the shares issued under the plan. (Collectively the “Freese Remuneration”).

Furthermore, we will provide Mr. Freese with (a) paid annual vacation time of 30 working days; (b) a company car for business and private use upon request; (c) a monthly budget of €400 a month alongside a one-time €2,000 budget for work equipment; (d) an annual budget of €5,000 for health care not covered by insurance; (e) an annual training budget; and (f) a company credit card.

If we terminate the Freese Agreement, Mr. Freese is entitled upon request to be released from his duties until the end of the relationship. He will also receive a severance payment equal to three months of the Freese Remuneration for each year of service under the Freese Agreement.

If Mr. Freese is unable to work due to reasons beyond his control, he is entitled to the Freese Remuneration minus any benefits granted by the statutory health insurance fund institutions or a private health insurance fund for the lesser of six months or the end of the current three-year term. In addition, in the event of Mr. Freese’s death his spouse and dependents will be entitled to receive Freese Remuneration for the month of death and the lesser of twelve months or the end of the current three-year term after the month of death.

In the event of a change of control, Mr. Freese may resign and terminate the Freese Agreement with written notice until the last day of the sixth month after the change of control has occurred.

Stock Option Plans and Stock Options

Although we have not issued any stock options and do not have a plan under which we are authorized to issue stock options, we intend to seek board and shareholder approval for such a plan prior to our IPO. We intend to issue options to our management under such a plan prior to our IPO to incentivize their performance, and we will use remaining authorized options under such plan that have not been issued as incentives to hire new employees.

Director Compensation for Fiscal 2020

We did not pay our directors for their services as directors in our fiscal 2020, although we did compensate some of our directors in that fiscal year for services that they provided as officers.

Pension Benefits

We do not have any defined benefit pension plans or any other plans requiring us to make retirement payments or pay comparable benefits.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 22, 2021 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned After Offering
Directors and Executive Officers:
Guido Baechler, Chief Executive Officer	254,507	2.4%	%
William Caragol, Chief Financial Officer		%	%
Dr. Moritz Eidens, Chief Science Officer		%	%
Alberto Libanori, Director(2)			%
Hans Hekland, Director	821,427	10.0%	%
Philipp Freese, Chief Operating Officer
Directors and Executive Officers as a Group (Six Persons)	1,021,427	12.4%	%

Other 5% or more Shareholders:
S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH(3)	502,559	6.1%
Kreditanstalt für Wiederaufbau(4)	1,237,501	15.1%
Coloalert AS(2)	821,427	10.0%
Martin Heyen	502,317	6.1%
Boustead & Company(5)	666,667	8.1%

____________

(1)      As we will not complete this offering or publicly file the registration statement of which this prospectus forms a part until Mainz Biopharma has acquired PharmGenomics GmbH, we have reported the following information as if the acquisition has already occurred. In connection therewith, we believe that there will be 8,210,000 shares outstanding immediately after the acquisition and have calculated the beneficial ownership positions based on such share amount.

(2)      Hans Hekland has dispositive and voting control over the shares held by ColoAlert AS.

(3)      S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH is a fund belonging to Investitions und Strukturbank Rheinland Pfalz, an entity based in Mainz that is part of the State of Rhineland-Palatinate in Germany founded for economic and housing developments.

(4)      Kreditanstalt für Wiederaufbau (known as KfW) is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government of the Federal Republic of Germany.

(5)      Dan McClory or Keith Moore has dispositive and voting control over the shares held by Boustead and Company.

RELATED-PARTY TRANSACTIONS

Apart from the employment and consulting agreements described elsewhere in this prospectus and the agreements with ColoAlert AS (one of our directors is a director and controlling shareholder of ColoAlert AS) described below under “Material Agreements”, we have not entered into any material transactions with our directors, officers, promoters and shareholders or who beneficially own more than 10% of our ordinary shares (or their immediate family members). We have the following arrangements with immediate family members of related parties that we consider to be arms’-length and immaterial: (i) we have a services arrangement with the wife of our Chief Operating Officer whereby we pay her approximately €5,400 per year, (ii) we have an employment agreement with the wife of our Chief Science Officer whereby we pay her approximately €42,000 per year and (iii) we have entered into a loan agreement with the father of our Chief Science Officer whereby a €50,000 loan bearing 6% annual interest is due on January 31, 2023.

MATERIAL AGREEMENTS

We set out below, other than those agreements discussed in the sections of this prospectus entitled “Related-Party Agreements,” “Executive Compensation — Executive Compensation Agreements” and “Business — Property, Plant and Equipment”, those material agreements that we have entered into outside of our ordinary course of business in the past three years.

Contribution Agreement

We will not complete this offering unless we have acquired PharmGenomics GmbH (“PharmGenomics”) pursuant to the terms of a Contribution Agreement. Under the Contribution Agreement, we are to acquire all of the outstanding shares of PharmGenomics in exchange for 6,000,000 of our ordinary shares at a deemed valuation of $2.00 per share. We estimate that such ordinary shares issued to the shareholders of PharmGenomics will equal approximately 62% of our outstanding shares on the date of issuance. Under the Contribution Agreement, we are to establish prior to the closing of this offering an equity incentive plan for a number of shares not to exceed 12% of our issued and outstanding stock. Additionally, under the Contribution Agreement we agreed not to terminate or relocate the business without the consent of each subsidiary of S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, a company with limited liability under German law, that is a currently a shareholder or creditor of PharmGenomics for so long as such subsidiary remains a shareholder or creditor.

ColoAlert License and Development Agreement

On January 1, 2019, we entered into a License and Development Agreement (as amended, the “License Agreement”) with ColoAlert AS whereby we were granted an exclusive, global sub-license to manufacture, market, and sublicense the ColoAlert CRC screening test. In 2017, ColoAlert AS obtained an exclusive license for the ColoAlert CRC screening test from Norda ASA. Under the License Agreement, ColoAlert AS has also engaged us to co-operate and further develop ColoAlert AS’s technology.

In consideration of the exclusive license, we will pay ColoAlert AS (i) a fee of €5 per sample analyzed, payable at the end of each quarter and (ii) a quarterly profit split in which ColoAlert AS receives 50% of the profit from ColoAlert tests (the “Profit Split”).

Either party has the right to terminate the Agreement in the event (i) a material breach is not cured within 30 days of notice; (ii) the other party enters into liquidation (other than for an amalgamation or reconstruction) or if a petition of bankruptcy is filed against either party and not dismissed within 60 days; and (iii) the other party is adjudicated bankrupt or insolvent. Furthermore, ColoAlert shall have the right to terminate the Agreement if the Profit Split is less than for each quarter (i) from January 1, 2020, to December 31, 2022, €25,000 Euros and (ii) thereafter €250,000.

Option to Purchase Intellectual Property Assets

In February 2021, we entered into an Option to Purchase Intellectual Property Assets (the “Option Agreement”) with ColoAlert and Norda ASA (together the “Optionors”), whereby we were granted the option to acquire the intellectual property related to ColoAlert (the “ColoAlert IP”) within a three-year term.

Pursuant to the Option Agreement, we may purchase the ColoAlert IP in exchange for (i) €2,000,000 Euro in cash or (ii) €4,000,000 Euro to be paid in our ordinary shares. In the event that we exercise the option for cash, ColoAlert AS has the option to have us instead pay this amount in our ordinary shares.

Silent Partnership Agreements

We have entered into various silent partnership agreements with different investors as described below:

•        In 2020, we borrowed €299,400 under silent partnership agreements that we are to repay by December 31, 2025. We are required to a minimum of 3% interest per annum on the loans, and in addition, until maturity the lenders are entitled to 3% of our net income in each fiscal year that we are profitable. Upon the amounts coming due, the lenders have the option to demand an additional payment equal to 15% of the contribution as a final remuneration;

•        In 2020, we borrowed €50,000 under silent partnership agreements that we are to repay by June 30, 2025. We are required to pay a minimum of 3.5% interest per annum on the loans, and in addition until maturity the lenders are entitled to 0.5% of our net income in each year that we are profitable;

•        Between the years of 2013 to 2016, we entered into silent partnership agreements for loans totaling €798,694 (of which $398,634 matures by June 30, 2023 and $400,000 that matures on December 31, 2025). We must pay a minimum of 8.5% interest per annum on the loans, and in addition until maturity the lenders are entitled to 1.66% of our net income in each year that are profitable. At maturity, the lenders have the option to demand an additional payment equal to 30% of the principal of the loans;

•        In 2010, we entered into a silent partnership agreement to borrow €300,000 that we are to repay January 31, 2023. We must pay a minimum of 8% interest per annum on the loan, and in addition until maturity the lender is entitled to 1.95% of our net income in each that we are profitable. At maturity, the lender has the option to demand an additional payment of up to 30% of the principal of the loan.

MARKET FOR OUR SECURITIES

There is currently no market for our ordinary shares. We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “MYNZ”. The offering that we are conducting with the prospectus will not close unless the Nasdaq Capital Market has approved our ordinary shares for listing.

SECURITIES ELIGIBLE FOR FUTURE SALE

Ordinary shares

Upon completion of this offering at an assumed offering price of $____________ per ordinary share, we will have _____________ ordinary shares outstanding. Additionally, as at July 22, 2021, we had granted no options and had outstanding warrants exercisable into 2,010,000 ordinary shares.

All of the ordinary shares sold in this offering and in the resale offering by the selling shareholders will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary share in the public market could adversely affect prevailing market prices of our ordinary share. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list the ordinary shares on the Nasdaq Capital Market under the symbol “MYNZ”.

Underwriter’s Warrants

In addition to cash compensation, we have agreed to issue to the underwriter warrants to purchase up to a total of ___________ ordinary shares (equal to 7% of the ordinary shares sold in this offering, or _________ ordinary shares if the underwriter exercises its option in full), at an exercise price equal to $             per ordinary share assuming an offering price of $_________ per ordinary share. The warrants will be exercisable from time to time, in whole or in part, from six months after the effective date of the registration statement of which this prospectus forms a part until five years from the effective date of the registration statement. The warrants are exercisable at a per share price equal to             % of the per share offering price. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under FINRA Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering, except as provided for in FINRA Conduct Rule 5110(g)(2). The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, subdivisions, combinations, reclassification, merger or consolidation.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•        1% of the number of ordinary shares then outstanding, which will equal              shares immediately after our initial public offering, or

•        the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

ARTICLES OF ASSOCIATION OF OUR COMPANY

Prior to this offering, we intend to convert into a Dutch public limited liability company (naamloze vennootschap). To effect such conversion we will amend our articles of association. This section includes a description of the material terms of the articles of association that will apply after conversion and of applicable Dutch law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the articles of association that will be effective after conversion and that we will file as an exhibit to the registration statement to which this prospectus relates.

Overview

We were incorporated on March 8, 2021 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, and prior to the completion of this offering we will convert into a Dutch public limited liability company (naamloze vennootschap).

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 82122571. We have our corporate seat is in Amsterdam, the Netherlands and our registered office is at Robert-Koch Strasse 50, 55129 Mainz, Federal Republic of Germany.

The ordinary shares to be sold in this offering will be subject to, and will have been created under, Dutch law. Set forth below is a summary of relevant information concerning the material provisions of our articles of association that we intend to file in connection with our conversion to a Dutch public limited liability company and applicable Dutch law. The following description of our articles of association is presented as if the articles of association have already been amended. If the terms of the amended articles of association that will apply after conversion will differ from the currently proposed terms, we will correspondingly revise this summary prior to the commencement of the offering.

Board of Directors

We have a one-tier board structure. The board of directors of the Company (the “Board of Directors”) consists of            executive directors and three non-executive directors. The Board of Directors shall consist of such number of executive Directors as the Board of Directors may determine.

The Board of Directors will be charged with the management of the company. In fulfilling their duties, our directors will serve the interest of the company and the business connected with it. The executive directors and the executive committee are charged with the day-to-day management of the company. Supervision of the fulfilment of duties by the executive directors and of the general course of the company’s affairs and the business connected with it will primarily be carried out by the non-executive directors. The executive directors must in due time provide the non-executive directors with the information they need to carry out their duties.

Our directors will be elected by the general meeting upon a binding nomination. The Board of Directors will be authorized to nominate a director candidate for appointment at the general meeting. Shareholders who individually or jointly represent at least            of the issued share capital will have the same right to nominate a director candidate for appointment at the general meeting. The general meeting may at all times overrule the binding nature of each nomination by a resolution adopted by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital.

The general meeting may at any time suspend and dismiss a non-executive director or executive director. The general meeting may only adopt a resolution to suspend or dismiss a non-executive director or executive director by a majority of at least two thirds of the votes cast, representing more than half of the issued share capital, unless the resolution is adopted on the basis of a proposal of the Board of Directors; in that case, the resolution may be adopted by an absolute majority of the votes cast, representing more than half of the issued share capital.

Authorized Share Capital

Our authorized share capital consists of            ordinary shares with a nominal value of EUR 0.01 per share.

Issuance of shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of our general meeting. Our articles of association provide that the general meeting may only resolve to issue shares upon the proposal of our Board of Directors. The general meeting may authorize the Board of Directors to issue new ordinary shares or grant rights to subscribe for ordinary shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent, that such authorization is effective, our general meeting will not have the power to issue ordinary shares.

Pursuant a resolution of the general meeting dated           , our Board of Directors is irrevocably authorized, for a period of five years from           , to issue ordinary shares up to the amount of the authorized share capital (from time to time).

Preemptive Rights

Subject to restrictions in our articles of association, holders of ordinary shares have preemptive rights in relation to newly issued ordinary shares under Dutch law.

Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of our general meeting, which resolution requires a two-thirds majority of the votes cast if less than half of the issued share capital is present or represented at the meeting. The general meeting may authorize our Board of Directors to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for our Board of Directors can be granted and extended, in each case for a period not exceeding five years.

Pursuant a resolution of the general meeting dated           , our Board of Directors is irrevocably authorized for a period of five years from            to limit or exclude preemptive rights on ordinary shares up to 100% of the number of ordinary shares in our authorized share capital (from time to time).

Preemptive rights do not exist with respect (a) to the issue of ordinary shares or grant of rights to subscribe for ordinary shares to our employees or a “group” company of ours, and (b) the issue of ordinary shares against a contribution in kind.

Transfer of Ordinary Shares

Under Dutch law, transfers of ordinary shares (other than in book-entry form) require a written deed of transfer and, unless the company is a party to the deed of transfer, and acknowledgement by or proper service upon the company to be effective.

Under our articles of association, if one or more ordinary shares are admitted to trading on Nasdaq or any other regulated foreign stock exchange located in the United States, we may, by resolution of our Board of Directors, determine that the laws of the State of New York will apply to the property law aspects of the ordinary shares included in the part of the register of shareholders kept by the relevant transfer agent. Such resolution, as well as the revocation thereof, will be made public as required by law and will be made available for inspection at our office and the Dutch trade register. Our Board of Directors has adopted such resolution effective as of           .

Form of Ordinary Shares

Pursuant to our articles of association, the ordinary shares are registered shares.

Purchase and Repurchase of Ordinary Shares

Under Dutch law, we may not subscribe for newly issued ordinary shares. We may acquire ordinary shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

•        such ordinary shares are fully paid-up;

•        such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and

•        immediately after the acquisition of such ordinary shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than ordinary shares acquired for no valuable consideration or under universal title of succession (onder algemene titel) (e.g., through a merger or spin off) under statutory Dutch or other law, we may acquire ordinary shares only if our general meeting has authorized our Board of Directors to do so. An authorization by our general meeting for the acquisition of ordinary shares can be granted for a maximum period of 18 months. Such authorization must specify the number of ordinary shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of our general meeting is required if ordinary shares are acquired by us on Nasdaq with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. For each annual general meeting, we expect that our Board of Directors, will place on the agenda a proposal to re-authorize our Board of Directors to repurchase shares for a period of 18 months from the date of the resolution. We cannot derive any right to any distribution from ordinary shares, or voting rights attached to ordinary shares acquired by it.

Pursuant to a resolution of the general meeting dated           , our Board of Directors is irrevocably authorized for a period of 18 months to resolve for us to acquire fully paid-up ordinary shares up to the maximum number of ordinary shares permitted pursuant to the law and our articles of association from time to time, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to one hundred and ten percent (110%) of the market price of ordinary shares, provided that (i) for open market or privately negotiated repurchases, the market price will be the price for ordinary shares Nasdaq at the time of the transaction, (ii) for self-tender offers, the market price will be the volume weighted average price for the ordinary shares on Nasdaq during a period, determined by the Board of Directors, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price will be the volume weighted average price of the ordinary shares on the Nasdaq Capital Market (or other similar exchange on which the ordinary shares are listed) over the term of the arrangement. The volume weighted average price for any number of trading days will be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

Capital Reduction

At a general meeting, our shareholders may resolve on the proposal of our Board of Directors to reduce our issued share capital by (i) cancelling ordinary shares or (ii) reducing the nominal value of the ordinary shares by amending our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel ordinary shares may only relate to ordinary shares held by us or in respect of which we hold the depository receipts. In order to be approved by our general meeting, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting if at least half of the issued share capital is represented at such meeting or at least two thirds of the votes cast, if less than half of the issued share capital is represented at such meeting.

A reduction of the nominal value of ordinary shares without repayment and without release from the obligation to pay up the ordinary shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction).

A resolution that would result in a reduction of capital requires approval by a majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

General Meeting

General meetings are held in Amsterdam, Rotterdam, The Hague, Arnhem, Utrecht, or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All of our shareholders and others entitled to attend our general meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We will hold at least one general meeting each year, to be held within six months after the end of its financial year. A general meeting will also be held within three months after our Board of Directors has determined it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up capital, in order to discuss the measures to be taken if so required. If our Board of Directors fails to hold such general meeting in a timely manner, each shareholder and other person entitled to attend our general meeting may be authorized by the Dutch court to convene our general meeting.

Our Board of Directors may convene additional extraordinary general meetings at its discretion, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 10% of our issued share capital, may on their application be authorized by the Dutch court to convene a general meeting. The Dutch court will disallow the application if (i) the applicants have not previously requested in writing that our Board of Directors convenes a shareholders’ meeting or (ii) our Board of Directors convenes a shareholders’ meeting or (ii) our Board of Directors has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after such request.

The general meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of our general meeting. For the annual general meeting the agenda will include, among other things, the adoption of our annual accounts, the appropriation of its profits or losses and proposals relating to the composition of and filling of any vacancies on Board of Directors. In addition, the agenda for a general meeting includes such additional items as determined by our Board of Directors. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the 60th day before the day the relevant shareholders’ meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda. Under our articles of association, certain items can only be put on the agenda as a voting item by our Board of Directors. Shareholders meeting the relevant requirements may still request the inclusion of such items on the agenda as a discussion item.

We will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in its shareholders’ register.

Pursuant to our articles of association and Dutch law, our Board of Directors may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote at our general meeting. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of our general meeting. Our articles of association provide that a shareholder must notify us in writing of his or her identity and his or her intention to attend (or be represented at) our general meeting, such notice to be received by us on the date set by our Board of Directors in accordance with our articles of association and as set forth in the convening notice. If this requirement is not complied with or if upon request no proper identification is provided by any person wishing to enter our general meeting, the chairman of our general meeting may, in his or her sole discretion, refuse entry to the shareholder or his or her proxy holder.

Our general meeting will be presided over by the chairman of our Board of Directors, who, nevertheless, may charge another person to preside over the meeting in his place even if he or she is present at the meeting. If the chairman of our Board of Directors is absent and he or she has not charged another person to preside over the meeting in his or her place, the directors present at the meeting will appoint one of them to be chairman. In the absence of all directors, our general meeting will appoint its chairman.

Voting Rights and Quorum

In accordance with Dutch law and our articles of association, each ordinary share, irrespective of which class it concerns, confers the right on the holder thereof to cast one vote at our general meeting. The voting rights attached to any ordinary shares held by us or our direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. We may not exercise voting rights for ordinary shares in respect of which its or a direct or indirect subsidiary has a right of usufruct or a pledge.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of our general meeting) of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares will have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

Under our articles of association, blank votes (votes where no choice has been made), abstentions and invalid votes will not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting. The chairman of our general meeting will determine the manner of voting and whether voting may take place by acclamation.

Resolutions of the shareholders are adopted at a general meeting by a majority of votes cast, except where Dutch law or our articles of association provide for a special majority in relation to specified resolutions. Our articles of association do not provide for a quorum requirement, subject to any provision of mandatory Dutch law.

Subject to certain restrictions in our articles of association, the determination during our general meeting made by the chairman of that general meeting with regard to the results of a vote will be decisive. Our Board of Directors will keep a record of the resolutions passed at each general meeting.

Amendment of Articles of Association

At a general meeting, at the proposal of our Board of Directors, our general meeting may resolve to amend the articles of association. A resolution by the shareholders to amend the articles of association requires a majority of the votes cast.

Dissolution and liquidation

Our shareholders may at a general meeting, based on a proposal by our Board of Directors, by means of a resolution passed by a majority of the votes cast resolve that the Company will be dissolved. In the event of dissolution of the company, the liquidation will be effected by our executive directors, under the supervision of our non-executive directors, unless our general meeting decides otherwise.

Certain Other Major Transactions

Our articles of association and Dutch law provide that resolutions of our Board of Directors concerning a material change in our identity, character or business are subject to the approval of our general meeting. Such changes include:

•        a transfer of all or materially all of its business to a third party;

•        the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance to the company; and

•        the acquisition or disposition of an interest in the capital of a company by the company or by its subsidiary with a value of at least one third of the value of our assets, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

Board Resolutions

Our articles of association provide that resolutions of the Board of Directors with regard to inter alia the following matters shall require the approval of the majority of the non-executive directors entitled to vote, which approval shall be deemed to have been granted if the majority of the Non-Executive Directors entitled to vote have cast their votes in favor of the proposal concerned:

•        application for admission of securities issued by the Company or any of its Subsidiaries to trading on the Nasdaq Stock Market or any other regulated foreign stock exchange located in the United States of America or elsewhere, or application for withdrawal of such admission;

•        entry into or termination of a long-term cooperation by the Company or any of its Subsidiaries with another legal person or partnership or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of far-reaching significance to the Company;

•        acquisition of a Participating Interest by the Company or any of its Subsidiaries in the share capital of another company with a value of at least one quarter of the amount of the issued share capital and the reserves of the Company as shown in its balance sheet with explanatory notes/           United States dollars (USD            ), or such higher or lower amount as determined by the Non-Executive Directors and notified to the Board of Directors in writing, as well as any far-reaching increase or decrease in the size of any such Participating Interest;

•        investments requiring an amount equal to at least one quarter of the issued share capital and the reserves of the Company as shown in its balance sheet with explanatory notes/           United States dollars (USD            ), or such higher or lower amount as determined by the Non-Executive Directors and notified to the Board of Directors in writing

Dividends and Other Distributions

The company may only make distributions to its shareholders if its equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law.

Any profits is added to our reserves as our Board of Directors determines. After reservation by our Board of Directors of any distributable profits, our general meeting will be authorized to declare distributions on the proposal of our Board of Directors. Our Board of Directors is permitted, subject to approval of our Supervisory Board and certain requirements, to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay its due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to its creditors.

The general meeting may determine that distributions will be made in whole or in part in a currency other than the Euro, provided on the proposal of the Board of Directors. The Company shall announce any proposal for a distribution and the date when and the place where the distribution will be payable to all shareholders by electronic means of communication with due observance of the applicable law and stock exchange rules. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to the company (verjaring).

MATERIAL INCOME TAX INFORMATION

Material Dutch Tax Income Tax Considerations

The following are the material Dutch tax consequences of the acquisition, ownership and disposal of our ordinary shares, and, to the extent it relates to legal conclusions under current Dutch tax law. This does not purport to set forth all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders or prospective holders of ordinary shares should consult with their tax advisors with regard to the tax consequences of investing in the ordinary shares in their particular circumstances.

Please note that this section does not set forth the tax considerations for:

•        Holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or a deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of ordinary shares in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

•        A holder of ordinary shares that is not an individual for which its shareholdings qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (verbonden lichaam) has a participation or if the company in which the shares are held is a related entity (verbonden lichaam);

•        Holders of ordinary shares who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and

•        Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this section only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law, respectively, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend Withholding Tax

Holders of ordinary shares are generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by us. We are required to withhold such Dutch dividend withholding tax at source (which dividend withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the ordinary shares). However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, we will be considered to be solely tax resident in Germany for purposes of the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”), and we will in principle not be required to withhold Dutch dividend withholding tax. This exemption from withholding Dutch dividend withholding tax does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder, in which case the following paragraph applies.

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch (corporate) income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder are generally subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” include, but are not limited to:

•        Distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•        Liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•        An amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•        Partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability or may under certain circumstances be entitled to an exemption. The same applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder. Depending on their specific circumstances, holders of ordinary shares that are resident in a country other than the Netherlands, may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax pursuant to Dutch law, EU law or treaties for avoidance of double taxation.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is not granted if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) of such dividends. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the shares is taxable at the progressive income tax rates, if:

(i)     the ordinary shares are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Dutch Income Tax Act 2001; or

(ii)    the holder of the shares is considered to derive benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden), such as activities with respect to the shares that go beyond ordinary asset management (normaal actief vermogensbeheer).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares, such Dutch Resident Individual holder will be subject to an annual income tax imposed on a deemed return on the net value of the ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the deemed annual return of the Dutch Resident Individual’s net investment assets that are taxed under this regime, including the ordinary shares, is set at a variable percentage of the net value of the investment assets (with a maximum of 5.69% in 2021). Such fictitious annual return deemed to be derived from the ordinary shares will be taxed at a flat rate of 31% in 2021.

The net value of the investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ordinary shares are included as investment assets. A tax-free allowance of €50,000 is available (2021). For the avoidance of doubt, actual income, capital gains or losses in respect of the ordinary shares are as such not subject to Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). The deemed, variable return will be adjusted annually on the basis of historic market yields.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021)

Non-residents of the Netherlands

A holder of ordinary shares that is neither a Dutch Resident Individual nor a Dutch Resident Entity will not be subject to Dutch taxes on income or on capital gains in respect of any payment under shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

•        such holder does not have an interest in an enterprise which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the shares are attributable; and

•        in the event such holder is an individual, such holder does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands, such as activities in the Netherlands with respect to the shares that go beyond ordinary asset management.

Under certain specific circumstances, Dutch taxation rights may be restricted for a holder of ordinary shares that is neither a Dutch Resident Individual nor a Dutch Resident Entity pursuant to treaties for the avoidance of double taxation.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of the ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

•        in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

•        the transfer is otherwise construed as a gift, such as a gift that is made under a condition precedent, or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, any person, irrespective of his nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No Dutch value-added tax (omzetbelasting) and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of shares on any payment in consideration for the acquisition, ownership or disposal of the shares.

Material U.S. Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies only to U.S. Holders that acquire securities pursuant to this prospectus, hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our ordinary shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our ordinary shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our ordinary shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

•        banks and certain other financial institutions;

•        regulated investment companies;

•        real estate investment trusts;

•        insurance companies;

•        broker-dealers;

•        traders that elect to mark-to-market;

•        tax-exempt entities or governmental organizations;

•        individual retirement accounts or other tax deferred accounts;

•        persons deemed to sell our ordinary shares under the constructive sale provisions of the Code;

•        persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•        U.S. expatriates;

•        persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•        persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of our ordinary shares;

•        persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•        persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement; or

•        persons holding our ordinary shares through partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our ordinary shares, and such entity or arrangement, generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.

Dividends and Other Distributions on Our Ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as our ordinary shares are expected to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

Dividends on our ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our ordinary shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Ordinary shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ordinary shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial U.S. federal income tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If a U.S. Holder used foreign currency to purchase the ordinary shares, the cost of the ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) we cease to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of our ordinary shares in the offering and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our ordinary shares, any gain recognized by a U.S. Holder on a sale or other disposition of our ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on our ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our ordinary shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

A U.S. Holder that acquires ordinary shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the ordinary shares, or (2) the amount of cash transferred in exchange for ordinary shares during the 12-month period ending on the date of the acquisition exceeds $100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY.    IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

In connection with this offering, we entered into an underwriting agreement with Boustead Securities, LLC, as Underwriter in this offering. The Underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Underwriter has agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Ordinary Shares
Boustead Securities, LLC

The Underwriter is committed to purchase all the ordinary shares offered by this prospectus if it purchases any ordinary shares. The Underwriter is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Fees, Commissions and Expense Reimbursement

We will pay the Underwriter a fee/commission equivalent to [    ] percent (%) of the gross proceeds of this offering. The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Underwriting with this offering:

	Per Ordinary Share	Total
Public offering price	$	$
Underwriting fees and commissions ([ ]%)(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)      The fees do not include the Underwriter’s Warrants or expense reimbursement as described below.

In addition to the cash commission, we will also reimburse the Underwriter for its accountable out-of-pocket expenses not to exceed $[    ]. Such accountable out-of-pocket expenses include no more than $75,000 in Underwriter’s legal counsel fees, due diligence and other like expenses not to exceed $[    ] and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed $[    ], background checks expenses not to exceed $[    ], and DTC eligibility fees and expenses not to exceed $[    ]. We have paid to Boustead $[    ] in accountable expenses as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $[    ].

We have agreed to issue to the Underwriter and to register herein warrants to purchase up to [    ] ordinary shares (equal to [    ] percent ([    ]%) of the ordinary shares sold in this offering) and to also register herein such underlying ordinary shares. The warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five (5) years from the effectiveness of the offering. The warrants are exercisable at a per share price of [    ]% of the offering price of the ordinary shares offered hereby. The Underwriter Warrant shall not be callable or cancellable.

The Underwriter’s Warrant may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Underwriter’s Warrant may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for immediate “piggyback” registration rights at our expense for a period of five years from the date of effectiveness of the offering. We have registered the Underwriter the ordinary shares underlying the Underwriter’s Warrant in this offering.

The Underwriter intends to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until twenty-four (24) months from the closing of this public offering, the Underwriter shall have a right of first refusal to act as lead or managing underwriter, exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Underwriter. Notwithstanding the above, we have the right to terminate our obligations as they pertain to the Underwriter’s “right of first refusal” for “cause” pursuant to FINRA Rule 5110(g)(5)(B)(i). For the avoidance of doubt, “for cause” termination shall include termination due to any material failure by the Underwriter to provide the underwriting services contemplated herein.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Underwriter, from the date of execution of the underwriting agreement and continuing for a period of 12 months from the date on which the trading of the ordinary shares on a National Securities Exchange commences, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or extend any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities.

Our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of up to 12 months after the date of the underwriting agreement between the Company and the Underwriter without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

•        may not engage in any stabilization activity in connection with our securities; and

•        may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the ordinary shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our ordinary shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Nasdaq Listing

We will not complete this offering unless our ordinary shares have been approved for listing on the Nasdaq Capital Market under the symbol “MYNZ”.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, the underwriter’s non-accountable expenses and the underwriter’s accountable expenses, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The current address of Ortoli Rosenstadt LLP is 501 Madison Avenue, 14th Floor, New York, NY 10022. CMS Derks Star Busmann N.V. is acting as counsel to our company regarding Dutch securities law matters. The current address of CMS Derks Star Busmann N.V. is Atrium, Parnassusweg 737, 1077 DG Amsterdam, Netherlands.

Sichenzia Ross Ference LLP is acting as counsel to the underwriter.

EXPERTS

The financial statements of Mainz Biomed, B.V. as of March 31, 2021 and for the period from March 8, 2021 (inception) through to March 31, 2021 included in this prospectus and registration statement have been so included in reliance on the report of BF Borgers CPA P.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. BF Borgers CPA P.C. has offices at 5400 W Cedar Ave, Lakewood, CO 80226. Their telephone number is (303) 953-1454.

The financial statements of PharmGenomics GmbH as of December 31, 2020 and 2019 for the years respectively then ended included in this prospectus and registration statement have been so included in reliance on the report of BF Borgers CPA P.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. BF Borgers CPA P.C. has offices at 5400 W Cedar Ave, Lakewood, CO 80226. Their telephone number is (303) 953-1454.

INTERESTS OF EXPERTS AND COUNSEL

None of the named experts or legal counsel was employed on a contingent basis, owns an amount of shares in our company which is material to that person, or has a material, direct or indirect economic interest in our company or that depends on the success of the offering.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of the Netherlands, and the majority of our directors and officers reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States.

As there is no treaty on the reciprocal recognition and enforcement of judgments other than arbitration awards in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally recognize and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

•        the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

•        the final judgment results from proceedings compatible with Dutch concepts of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging);

•        the final judgment does not contravene public policy (openbare orde) of the Netherlands;

•        the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands; and

the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature. If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

Under Dutch law, in the event that a third party is liable to us, only we ourselves can bring civil action against that party. The individual shareholders do not have the right to bring an action on our behalf. Only in the event that the cause for the liability of a third party to us also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach — often on the basis of such declaratory judgment — a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

The name and address of our agent for service of process in the United States is Vcorp Services, LLC, 25 Robert Pitt Drive, Suite 204, Monsey, NY 10952.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facility of the SEC listed below.

The registration statement, reports and other information filed or to be filed with the SEC by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street NW, Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Mainz Biomed B.V.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mainz Biomed B.V. (the “Company”) as of March 31, 2021, the related statement of operations, stockholders’ equity (deficit), and cash flows for the period from March 8, 2021 (inception) thru to March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the period from March 8, 2021 (inception) thru to March 31, 2021, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

August 3, 2021

Mainz Biomed B.V.
Statement of Operations

	Note	March 8, 2021 (Inception) to March 31, 2021
Net sales		$—

Operating expenses:
Professional fees		39,992
Total operating expenses		39,992

Loss from operations		(39,992)

Net loss		$(39,992)

Comprehensive loss		$(39,992)

Basic and dilutive loss per ordinary share		$(39,992.00)
Weighted average number of ordinary shares outstanding		1

The accompanying notes are an integral part of these financial statements.

Mainz Biomed B.V.
Statement of Financial position

	Note	March 31, 2021
ASSETS
Current Assets
Cash		$—
Total Current Assets		—

Total assets		$—

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current Liabilities
Accounts payable		$39,992
Total current liabilities		39,992

Total Liabilities		39,992

Shareholder’s equity
Capital		—
Accumulated deficit	5	(39,992)
Total shareholder’s deficit		(39,992)

Total liabilities and shareholder’s deficit		$—

The accompanying notes are an integral part of these financial statements.

Mainz Biomed B.V.
Statement of Changes in Shareholders’ Deficit

	Note	Share Capital	Accumulated Deficit	Total Shareholders’ Deficit
Inception, March 8, 2021		$—	$—	$—
Share issuance at inception	5	—	—	—
Net loss		—	(39,992)	(39,992)
Balance, March 31, 2021		$—	$(39,992)	$(39,992)

The accompanying notes are an integral part of these financial statements.

Mainz Biomed B.V.
Statement of Cash Flows

	Note	March 8, 2021 (Inception) to March 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		$(39,992)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
Accounts payable		39,992
Cash generated from operating activities		—
Net cash provided by (used in) operating activities		—

Net change in cash		—
Cash at beginning of period		—
Effect of movements in exchange rates		—
Cash at end of period		$—

The accompanying notes are an integral part of these financial statements.

Mainz Biomed B.V.
Notes to the Financials Statements
March 8, 2021 (Inception) to March 31, 2021

NOTE 1. Reporting Entity

Mainz Biomed B.V. (the “Company”) is domiciled in Netherlands. The Company’s registered office is at Sirius Gutenberg Park, Robert-Koch-Str. 50, 55129 Mainz, Germany. The Company was formed to acquire the business of PharmGenomics GmbH (“PharmaGenomics”), is a limited liability company based in Mainz, Germany. PharmGenomics develops in-vitro diagnostic and research use only tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine.  The Company plans to complete a Contribution Agreement to affect such acquisition (see Note 7).

NOTE 2. Basis of preparation and going concern

These financial statements have been prepared in accordance with IFRS Standards. They were authorized for issue by the Company’s board of directors on August 3, 2021

These financial statements are presented in United States dollars. The fiscal year end is December 31.

Going concern

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to evaluate and complete a business combination. At March 31, 2021, the Company has an accumulated deficit of $39,992 including a loss for the year ended March 31, 2021 of $39,992.

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

NOTE 3. Use of judgements and estimates

In preparing these financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Areas requiring a significant degree of estimation and judgment include fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and liabilities and assessment of the Company’s ability to continue as a going concern.

NOTE 4. Significant accounting policies

General

The accounting policies described in these financial statements have been applied consistently to all periods presented in these financial statements.

Foreign currency

Transactions in foreign currencies are translated to the respective functional currencies of the Company using the exchange rates at transaction date. Receivables, payables and other monetary assets and liabilities denominated in foreign currencies are re-translated to the functional currency using the exchange rates at the balance sheet date. Resulting foreign currency differences are recognized in the income statement, except for foreign currency differences arising on re-translation of Fair Value through Other Comprehensive Income (FVOCI) investments and financial liabilities designated as a hedge of a net investment, which are recognized in other comprehensive income.

Mainz Biomed B.V.
Notes to the Financials Statements
March 8, 2021 (Inception) to March 31, 2021

NOTE 4. Significant accounting policies (cont.)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured at cost are translated into the functional currency at the exchange rate at transaction date.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and other short-term highly liquid investments with original maturities of three months or less.

Revenue

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

Earnings (loss) per share

The calculation of earnings per share (EPS) for the period ended March 31, 2021 is based on the loss attributable to the shareholder of the Company (net profit (loss)) and the weighted average number of shares outstanding (basic and diluted) during the period ended March 31, 2021. The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•        temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•        temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•        taxable temporary differences arising on the initial recognition of goodwill.

The amount of deferred tax provided is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using tax rates (substantively) enacted, at year-end.  Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously.  Current and deferred tax are recognized in the income statement, except when it relates to a business combination or for items directly recognized in equity or other comprehensive income.

Mainz Biomed B.V.
Notes to the Financials Statements
March 8, 2021 (Inception) to March 31, 2021

NOTE 4. Significant accounting policies (cont.)

Foreign Currency Translation

The functional and reporting currency of the Company is the United States dollar. Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in profit and loss

Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction. If an asset or a liability measured at fair value has a bid price and an ask price, then the Company measures assets and long positions at a bid price and liabilities and short positions at an ask price

Accounting standard issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements

NOTE 5. Capital

Ordinary shares 2021
Inception at March 8, 2021
Share issuance at inception	1
Issued and outstanding at March 31, 2021	1

Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Company are suspended until those shares are reissued.

On March 8, 2021, the Company issued share capital of EUR0.01 consisting of one share with a nominal value of EUR0.01.

Mainz Biomed B.V.
Notes to the Financials Statements
March 8, 2021 (Inception) to March 31, 2021

NOTE 6. Financial instruments and risk management

Financial instruments

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

The Company derecognizes a financial asset when:

•        the contractual rights to the cash flows from the financial asset expire; or

•        it transfers the rights to receive the contractual cash flows in a transaction in which either:

•        substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•        the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset

Financial liabilities are classified as measured at amortized cost or fair value through profit or loss (FVTPL). A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

At March 31, 2021, the Company’s financial instrument is trade payables.

Financial risk management

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mainz Biomed B.V.
Notes to the Financials Statements
March 8, 2021 (Inception) to March 31, 2021

NOTE 6. Financial instruments and risk management (cont.)

The Company has exposure to the following risks arising from financial instruments:

•        Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers and investments in debt securities.

•        Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

•        Market risk is the risk that changes in market prices — e.g. foreign exchange rates, interest rates and equity prices — will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and payables are denominated and the respective functional currency of the Company. The functional currency of the Company is the United States dollar. The currencies in which these transactions are primarily denominated are Euro, United States dollar, British pound sterling and Canadian dollar.

NOTE 7. Subsequent events

On April 22, 2021, the Company entered into securities purchase agreement. The Company shall issue and sell to the buyers in the respective amounts of units set forth against the relevant buyer’s name on the buyers’ signature page(s) (the “Subscription Amounts”) an aggregate of up to 2,010,000 Units (which amount may be increased upon approval of the Company’s Board of Directors). Each unit shall consist of (i) one (1) ordinary share in the capital of the Company (an “Ordinary Share”) and (ii) one (1) warrant to purchase an Ordinary Share at an exercise price of $3.00 and expire five years from issuance (the “Warrant Share”). The purchase price for each Unit shall be $0.30. On April 26, 2021, the Company sold 2,010,000 of these units and an additional 140,000 warrants at an excise price of $3.00, for total proceeds of $603,000.

On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) to acquire PharmGenomics GmbH, a company with limited liability under German law. Under the Contribution Agreement, 100% of the shares of the PharmGenomics will be acquired in exchange for 6,000,000 shares of the Company. Upon the closing of the Contribution Agreement, PharmGenomics will become a wholly owned subsidiary of the Company and the former shareholders of PharmGenomics will hold approximately 62% of the outstanding shares of the Company.

PharmGenomics GmbH

Mainz

FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of PharmGenomics GmbH

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PharmGenomics GmbH (the “Company”) as of December 31, 2020 and 2019, the related statement of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

August 3, 2021

PharmGenomics GmbH

STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

As at

	Note	December 31, 2020	December 31, 2019
ASSETS
Current
Cash		$122,568	$203,588
Trade and other receivables	4	44,241	40,800
Prepaid and other current assets		19,589	15,618
		186,398	260,006
Non-current
Property and equipment	5	$30,337	$22,815
Right-of-use assets	6	456,535	433,138
Total assets		$673,270	$715,959

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	7	$433,813	$249,953
Deferred revenue		1,508	2,500
Convertible debt – related party	8,14	86,189	78,815
Loans payable	9	24,527	—
Loans payable – related party	9,14	108,306	94,843
Lease liabilities	6	47,611	33,603
		701,954	459,714
Non-current
Convertible debt	8	409,660	337,714
Convertible debt – related party	8,14	37,521	31,763
Silent partnerships	10	1,319,769	976,257
Silent partnerships – related party	10,14	498,481	442,668
Lease liabilities	6	447,440	418,139
Total liabilities		3,414,825	2,666,255

Deficiency
Share capital		$106,111	$106,111
Reserves		2,309,684	2,289,392
Accumulated deficit		(4,954,860)	(4,367,965)
Accumulated other comprehensive income		(202,490)	22,166
Total stockholders’ deficiency		(2,741,55)	(1,950,296)
Total liabilities and stockholders’ deficiency		$673,270	$715,959

Nature of operations and going concern (Note 1)

Subsequent events (Note 18)

The accompanying notes are an integral part of these financial statements.

PharmGenomics GmbH

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the years ended December 31,

	Note	2020	2019
Revenue	16	$493,565	$281,393
Cost of Revenues	13	(370,480)	(342,664)
Gross Profit		123,085	(61,271)

Operating Expenses
Advertising and promotion		5,187	15,690
Bad debt expense		506	19,411
Consulting		2,179	68,424
Depreciation and amortization	5,6	57,122	50,366
Office expenses		121,603	110,557
Professional fees		20,020	36,997
Salaries and benefits	14	588,430	544,687
Travel and entertainment		1,753	14,506
		(796,800)	(860,638)

Other Income (Expense)
Accretion expense	8,9,10	(92,375)	(45,069)
Gain on debt extinguishment	9	8,214	—
Government grant – research and development	15	224,134	151,015
Government grant – below market financing	10,15	92,774	—
Interest expense		(176,417)	(156,867)
Other income		30,490	15,775
		86,820	(35,146)

Net loss		$(586,895)	$(957,055)

Foreign currency translation		$(224,656)	$22,166

Total comprehensive loss		$(811,551)	$(934,889)

Income (Loss) per share – Basic and diluted		$(6.34)	$(10.34)

Weighted average number of common shares outstanding – basic and diluted		92,584	92,584

The accompanying notes are an integral part of these financial statements.

PharmGenomics GmbH

STATEMENT OF CHANGES IN (DEFICIENCY) EQUITY

(Expressed in US Dollars)

	Common Stock		Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	Number of shares	Amount
Balance, January 1, 2019	92,584	106,111	2,198,084	(3,410,910)	—	(1,106,715)
Debt conversion feature (Note 8)	—	—	91,308	—	—	91,308
Net loss	—	—	—	(957,055)	—	(957,055)
Currency translation adjustment	—	—	—	—	22,166	22,166
Balance, December 31, 2019	92,584	106,111	2,289,392	(4,367,965)	22,166	(1,950,296)
Debt conversion feature (Note 8)	—	—	20,292	—	—	20,292
Net loss	—	—	—	(586,895)	—	(586,895)
Currency translation adjustment	—	—	—	—	(224,656)	(224,656)
Balance, December 31, 2020	92,584	106,111	2,309,684	(4,937,881)	(202,490)	(2,741,555)

The accompanying notes are an integral part of these financial statements.

PharmGenomics GmbH

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the years ended December 31,

	2020	2019
Cash flows from operating activities
Net loss	$(586,895)	$(957,055)
Items not affecting cash:
Depreciation and amortization	60,462	53,042
Bad debt expense	506	19,411
Accretion expense	92,375	45,069
Government grant	(92,774)	—

Changes in non-cash working capital
Trade and other receivables	(99,152)	339,624
Prepaid expenses and other assets	(2,510)	111
Accounts payable and accrued liabilities	160,476	87,419
Deferred revenue	(1,225)	(4,116)

Net cash flows used in operating activities	(468,737)	(416,495)

Cash flows from investing activities
Purchases of fixed assets	(9,685)	—

Net cash flows used in investing activities	(9,685)	—

Cash flows from financing activities
Proceeds received from convertible debt	11,414	450,143
Proceeds received from loans payable	25,334	4,265
Proceeds received from silent partnerships	398,811	—
Repayment of principal portion of lease obligations	(38,878)	(30,413)

Net cash flows provided by financing activities	396,681	423,995

Change in cash	$(81,741)	$7,500

Effects of currency translation on cash	721	(33,442)

Cash
Beginning of year	$203,588	$229,530
End of year	$122,568	$203,588

Supplemental cash flow disclosure
Interest paid	$159,438	$156,867
Right of use asset additions	$39,850	$—

The accompanying notes are an integral part of these financial statements.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

1.       NATURE OF OPERATIONS AND GOING CONCERN

PharmGenomics GmbH, is a limited liability company based in Mainz, Germany and was incorporated in Germany under the laws of Mainz, Germany. The Company develops in-vitro diagnostic and research use only tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine. The Company offers genotyping services. The registered office of the Company is located at Sirius Gutenberg Park, Robert-Koch-Str.50, 55129 Mainz, Germany.

The Company has recurring losses, a working capital deficiency of $515,556, accumulated deficit totaling $4,954,860 and negative cash flows used in operating activities of $468,737 as of and for the year ended December 31, 2020. The Company has the ability to reduce discretionary spending and may also receive additional financial support from the current investor group and certain executives that have the financial ability and interest to fund any financial shortfalls. Other strategic options may be available to the Company under certain circumstances. As a result of the actions noted above, management believes that it will have sufficient working capital to meet its planned operating cash flow requirements.

On March 11, 2020, the outbreak of the novel strain of coronavirus specifically identified as “COVID-19” was declared a pandemic by the World Health Organization. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus which in turn have caused material disruption to business globally. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.      BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. Leasehold improvements are depreciated on a straight-line basis over the lesser of the length of the lease and the estimated useful life of the assets. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations.

The estimated useful lives are:

Laboratory equipment	5 – 10 years
Office equipment	3 – 10 years
Right-of-use assets	Lease terms

Impairment of Assets

The Company performs impairment tests on its long-lived assets, including property and equipment when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (cont.)

uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Revenue Recognition

The Company’s revenue is primarily derived through providing genetic diagnostic tests to customers. The Company recognizes revenue in accordance with International Financial Reporting Standards (“IFRS”) 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive for those goods and services.

The Company provides a genetic diagnostic testing service and testing kits which are not considered separately identifiable from each other as the Company uses the testing kits to collect samples in order to deliver the diagnostic test results to the customer. Accordingly, the Company has one performance obligation which is fulfilled upon the delivery of the test results to the customer and revenue is recognized at that point in time.

Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (cont.)

Financial Instruments

(a)     Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(b)    Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(c)     Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (cont.)

(d)    Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional, as determined by management, of the Company is the Euro (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The Company’s presentation currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (cont.)

Income Taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to them. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Loans received from government grants are recognized initially at fair value, with the difference between the fair value of the loan based on prevailing market interest rates and the amount received recorded as a government grant gain in the statements of loss and comprehensive loss.

Loss per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (cont.)

Critical Accounting Estimates and Significant Management Judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (cont.)

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

—	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
—	The determination of the lease term of contracts with renewal and termination options;
—	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized; and
—	Whether there are indicators of impairment of the Company’s long-lived assets.

4.      TRADE AND OTHER RECEIVABLES

	December 31, 2020	December 31, 2019
Accounts receivable	$47,149	$81,661
Less: allowance for doubtful accounts	(3,066)	(41,450)
Accounts receivable, net	44,083	40,211
Other	158	589
	$44,241	$40,800

5.      PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2020, December 31, 2019 and January 1, 2019:

	Laboratory Equipment	Office Equipment	Total
Cost
Balance at January 1, 2019	$55,110	$10,243	$65,353
Effects of currency translation	(1,184)	(221)	(1,405)
Balance at December 31, 2019	$53,926	$10,022	$63,948
Additions	7,949	1,739	9,685
Effects of currency translation	5,637	1,067	6,704
Balance at December 31, 2020	$67,512	$12,825	$80,337

Accumulated depreciation
Balance at January 1, 2019	$33,003	$4,836	$37,839
Depreciation	3,312	787	4,099
Effects of currency translation	(703)	(102)	(805)
Balance at December 31, 2019	$35,612	$5,521	$41,133
Depreciation	3,818	852	4,670
Effects of currency translation	3,616	581	4,197
Balance at December 31, 2020	$43,046	$6,954	$50,000

Net book value
December 31, 2019	$18,314	$4,501	$22,815
December 31, 2020	$24,466	$5,871	$30,337

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

5.      PROPERTY AND EQUIPMENT (cont.)

As of December 31, 2020, December 31, 2019 and January 1, 2019, management assessed that there were no events or changes in circumstances that would require impairment testing.

6.      LEASES

Right-of-Use Assets

The Company’s leases certain assets under lease agreements.

	Office Equipment	Laboratory Equipment	Office		Total
Cost
Balance at January 1, 2019	$—	$—		$492,760		$492,760
Additions	—	—		—		—
Effects of currency translation	—	—		(10,589)		(10,589)
Balance at December 31, 2019	$—	$—	$		$
Additions	29,395	10,455		—		39,850
Effects of currency translation	2,189	779		45,114		48,082
Balance at December 31, 2020	$31,584	$11,234		$527,285		$570,103

Accumulated depreciation
Balance at January 1, 2019	$—	$—		$—		$—
Depreciation	—	—		48,943		48,943
Effects of currency translation	—	—		90		90
Balance at December 31, 2019	$—	$—		$49,033		$49,033
Depreciation	3,707	2,178		49,9067		55,792
Effects of currency translation	276	162		8,305		8,743
Balance at December 31, 2020	$3,983	$2,340		$107,245		$113,568

Net book value
December 31, 2019	$—	$—		$433,138		$433,138
December 31, 2020	$27,601	$8,894		$420,040		$456,535

As of December 31, 2020, December 31, 2019 and January 1, 2019, management assessed that there were no events or changes in circumstances that would require impairment testing.

The carrying amount of the right-of-use assets is depreciated on a straight-line basis over the life of the leases, which at December 31, 2020, had an average expected life of 8 years.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

6.      LEASES (cont.)

Lease Liabilities

The Company’s lease liabilities consists of office and laboratory equipment and office space The present value of future lease payments were measured using an incremental borrowing rate of 10% per annum as of January 1, 2019.

Total
Balance as at January 1, 2019	$492,760
Additions	—
Interest expenses	46,543
Lease payments	(76,956)
Effects of currency translation	(10,605)
As at December 31, 2019	$451,742
Additions	39,850
Interest expenses	47,173
Lease payments	(86,051)
Effects of currency translation	42,337
As at December 31, 2020	$495,051
Lease liabilities	December 31, 2020	December 31, 2019
Current portion	$47,611	$33,603
Long-term portion	447,440	418,139
Total lease liabilities	$495,051	$451,742

At December 31, 2020, the Company is committed to minimum lease payments as follows:

Maturity analysis	December 31, 2020
Less than one year	$94,973
One year to three years	189,586
Three to five years	180,652
Greater than five years	243,264
Total undiscounted lease liabilities	$708,295
Amount representing implicit interest	(213,244)
Lease obligations	$495,051

7.      ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2020	December 31, 2019
Accounts payable	$248,576	$200,061
Accrued liabilities	78,345	36,208
Payroll liabilities	87,075	8,192
Value added taxes payable	19,817	5,492
	$433,813	$249,953

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

8.      CONVERTIBLE DEBT

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements totalling EUR$417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and have a maturity date of September 30, 2022. While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the 2019 and 2020 Convertible Loans are convertible common shares of the Company at EUR$1 per share.

The 2019 and 2020 Convertible Loans were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 2019 and 2020 Convertible Loans between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature.

In November 2017, the Company entered into loan agreements with two shareholders of the Company for loans totalling EUR$80,278 (approximately $92,007) (the “2017 Convertible Loans”). The loans are convertible at the option of the lender to shares totalling 4.25% of the Company’s common shares outstanding at the time of conversion. The loans are non-interest bearing, are unsecured and are due on demand. During the year ended December 31, 2019, principal in the amount of EUR$5,000 ($5,597) was exchanged for the 2019 and 2020 Convertible Loans and EUR$5,000 ($5,597) was extinguished as the lender elected to offset the debt amount against amounts in trade receivables due to the Company.

A continuity of the Company’s convertible debt is as follows:

	2019 and 2020 Convertible Loans	2017 Convertible Loans	Total
Balance, December 31, 2018	$—	$92,007	$92,007
Issued during the year	450,143	—	450,143
Conversion feature	(91,307)	—	(91,307)
Accretion	4,358	—	4,358
Extinguished	—	(5,597)	(5,597)
Exchanged	5,597	(5,597)	—
Effects of currency translation	686	(1,998)	(1,312)
Balance, December 31, 2019	369,477	78,815	448,292
Issued during the year	11,414	—	11,414
Conversion feature	(2,055)	—	(2,055)
Accretion	30,786	—	30,786
Effects of currency translation	37,559	7,374	44,933
Balance, December 31, 2020	$447,181	$86,189	$533,370

9.      LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement for the principal amount of EUR20,000 (approximately $22,828) (the “0.1% Loan). The 0.1% Loan bears interest at 0.1% per month and is due on demand. And is secured against the Company’s trade receivables.

Between the years of 2011 to 2013, the Company received loans from related parties totalling EUR$35,000 (approximately $40,144) (the “6% Loans”). The Loans have a stated interest rate of at 6.0%. EUR$10,000 (approximately $11,461) of the loans matures on July 31, 2020 and EUR$25,000 (approximately $28,653) of the

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

9.      LOANS PAYABLE (cont.)

loan matures on December 31, 2021. As the 6% Loans were received at below market interest rates, the initial fair value of the 3% Loan was determined to be EUR$21,936 (approximately $25,140), determined using an estimated effective interest rate of 11.5%.

In 2017, the Company was obtained a line of credit of up to EUR$200,000 (approximately $458,440) (the “LOC”). The LOC accrues interest of 4% on amounts drawn, and a 0.5% fee if no amounts are drawn. The LOC is available until September 30, 2020.

A continuity of the Company’s loans payable is as follows:

	0.1% Loan	6% Loans	LOC	Total
Balance, December 31, 2018	$—	$34,927	$55,712	$90,639
Issued during the year	—	—	4,265	4,265
Accretion	—	1,876	—	1,876
Effects of currency translation	—	(747)	(1,190)	(1,937)
Balance, December 31, 2019	—	36,056	58,787	94,843
Issued during the year	22,828	—	2,506	25,334
Accretion	—	1,765	—	1,765
Effects of currency translation	1,700	3,505	5,686	10,891
Balance, December 31, 2020	$24,528	$41,326	$66,979	$132,833

10.    SILENT PARTNERSHIPS

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR$299,400 (approximately $341,740) (the “3% SPAs”). The Company is to repay the amount by December 31, 2025. The Company must pay a minimum of 3% interest per annum on the loans. The lender is entitled to 3% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt ; the lender does not partake in the Company’s losses. Upon the amounts coming due, the lender of the 3% SPAs have the option to demand an additional payment equal to 15% of the contribution as a final remuneration (the “Final Renumeration”). The Final Remuneration is considered to be the cost of issuing debt. The 3% SPAs were received at below market interest rates as part of a government program for COVID-19 relief. The initial fair value of the 3% SPAs was determined to be EUR$218,120 (approximately $248,966), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3% SPAs of EUR$81,280 ($92,774) has been recognized as government grant income during the period.

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR$50,000 (approximately $57,071) (the “3.5% SPAs”). The Company is to repay the amount by June 30, 2025. The Company must pay a minimum of 3.5% interest per annum on the loans. The lender is entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the ender does not partake in the Company’s losses. The 3.5% SPAs are convertible to common shares of the Company at EUR$1 per share in the event that the Company is involved in any of the following transactions: capital increases, a share or asset deal or a public offering. The 3.5% SPAs were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 3.5% SPAs between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

10.     SILENT PARTNERSHIPS (cont.)

Between the years of 2013 to 2016, the Company entered into silent partnership agreements for loans totalling EUR$798,694 (approximately $915,383) (the “8.5% SPAs”). Under the 8.5% SPAs, the Company is to repay EUR$398,634 (approximately $408,496) of the loans by June 30, 2023 and EUR$400,000 (approximately $409,859) of the loans matures on December 31, 2025. The Company must pay a minimum of 8.5% interest per annum on the loans. The lenders are entitled to 1.66% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the lenders of the 8.5% SPAs have the option to demand an additional payment equal to 30% of the principal of the loans as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8.5% SPAs was determined to be EUR$772,568 (approximately $85,440), determined using an estimated effective interest rate of 11.5%. Under the agreements, the lenders also agreed to invest in the Company and contributed EUR676,366 (approximately $775,183) to acquire 27,752 shares of the Company between the years of 2013 and 2016. During the year ended December 31, 2020, EUR80,000 (approximately $99,527) of the 8.5% SPAs was extinguished as the lender, who is a also a customer of the Company, elected to offset the debt amount against amounts in trade receivables due to the Company. The debtor did not demand the Final Remuneration and the Company recognized a gain on the extinguishment of $8,214.

In 2010, the Company entered into a silent partnership agreement whereby the lender agreed to lend the Company EUR$300,000 (approximately $343,830) (the “8% SPA”). The Company must repay the loan by January 31, 2023. The Company must pay a minimum of 8% interest per annum on the loan. The lender is entitled to 1.95% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. At maturity, the lender of the 8% SPA has the option to demand an additional payment of up to 30% of the principal of the loan as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8% SPA was determined to be EUR$289,900 (approximately $332,254), determined using an estimated effective interest rate of 11.5%. Under the agreements, the lender also agreed to invest in the Company and contributed EUR100,000 to acquire 2,800 shares of the Company.

A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	8% SPAs	Total
Balance, December 31, 2018	$—	$—	$1,002,907	$407,415	$1,410,322
Accretion	—	—	29,710	9,125	38,835
Effects of currency translation	—	—	(21,494)	(8,738)	(30,232)
Balance, December 31, 2019		—	1,011,123	407,802	1,418,925
Issued during the year	341,740	57,071	—	—	398,811
Extinguished	—	—	(99,527)	—	(99,527)
Discount	(92,774)	(18,238)	—	—	(111,012)
Accretion	19,596	1,478	29,204	9,544	59,822
Effects of currency translation	19,996	3,002	89,367	38,866	151,231
Balance, December 31, 2020	$288,558	$43,313	$1,030,167	$456,212	$1,818,250

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

11.    EQUITY

Authorized share capital

Unlimited number of common shares with a par value of EUR$1 per share. German corporate law dictates that the registered nominal amount of a GmbH entity must be at least EUR$1 per share.

Shares outstanding

As at December 31, 2020: 92,584 common shares issued and outstanding (2019 – 92,584).

There were no share capital transactions during the years ended December 31, 2020 and 2019.

12.     SEGMENTED INFORMATION

The Company has one operating segment, being the provider of genetic diagnostic testing services.

13.    COST OF REVENUE

	December 31, 2020	December 31, 2019
Test kit materials	$149,612	$79,179
Selling expenses	26,696	54,101
Maintenance of laboratory equipment	56,151	39,761
Salaries and benefits	88,665	55,006
Royalties	46,017	111,940
Depreciation of laboratory equipment	3,339	2,677
Total costs of revenue	$370,480	$342,664

14.    RELATED PARTY TRANSACTIONS

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel during the year ended December 31, 2020 and 2019 was as follows:

	December 31, 2020	December 31, 2019
Salaries and benefits	$202,442	$192,423

Remuneration paid to related parties other than key personnel during the year ended December 31, 2020 and 2019 was as follows:

	December 31, 2020	December 31, 2019
Salaries and benefits	$33,078	$3,500

During the year ended December 31, 2020, the Company incurred interest expense of $5,658 (2019 – $4,920) on balances owing to related parties.

During the year ended December 31, 2020, the Company incurred accretion expense of $2,135 (2019 – $1,916) on balances owing to related parties.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

14.     RELATED PARTY TRANSACTIONS (cont.)

Related Party Balances

As at December 31, 2020, $1,148 (2019 - $Nil) is included in accounts payable and accrued liabilities and loans payable in relation to transactions with related parties, which are non-interest bearing, unsecured and due on demand.

As at December 31, 2020 and 2019, the entire balance of the 6% Loans of $41,326 (2019 - $36,056) were owing to shareholders of the Company (Note 8).

As at December 31, 2020, EUR$30,130 (approximately $36,951) (2019 – EUR$30,130, $33,790) and EUR40,139 (approximately $49,226) (2019 – EUR$40,139, $44,931) of the 2017 Convertible Loans were owing to the Chief Executive Officer (the “CEO”) of the Company and a major shareholder of the Company, respectively. The amounts are due on demand (Note 8).

As at December 31, 2020, EUR$5,000 (approximately $6,132) (2019 – EUR$5,000, $5,607) with a carrying value of $5,360 (2019 – 4,537) and EUR$30,000 (approximately $36,792) (2019 – EUR$30,000, $33,581) with a carrying value of $32,161 (2019 – $27,225) of the 2019 and 2020 Convertible Loans were owing to the CEO of the Company and a major shareholder of the Company, respectively. The amounts are due on September 30, 2022.

As at December 31, 2020, EUR$350,000 (approximately $429,240) (2019 – EUR$350,000, $392,516) with a carrying value of $498,481 (2019 – $442,668) of the 8.5% SPAs were owing to major shareholders of the Company. EUR$150,000 of the loan is due on June 30, 2023 and EUR$200,000 of the loan is due on December 31, 2025.

As at December 31, 2020 and 2019, the entire balance of the LOC of $66,979 (2019 – $58,787) is due to a family member of the CEO of the Company (Note 9).

15.    GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the years ended December 31, 2020 and 2019 and recognized as research grant revenue were as follows:

Research and Development Projects	December 31, 2020	December 31, 2019
Rapid detection of antibody-based pathogens	$91,461	$—
Multi-marker test for the early detection of pancreatic cancer	100,591	—
Microarray based on nucleic acid detection for respiratory pathogens	5,995	51,511
Genetically based rapid detection of respiratory tract infections	26,087	99,503
	$224,134	$151,015

During the year ended December 31, 2020, the Company recognized government grant income in the amount of $92,774 related to the 3% SPAs which were received at below market interest rates as part of a government program for COVID-19 relief (Note 10).

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

16.    FINANCIAL INSTRUMENT RISK MANAGEMENT

Basis of Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•        Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•        Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•        Level 3 — Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, convertible debentures, and loans payable. With the exception of convertible debentures and loans payable, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities. The fair value of convertible debentures and notes payable approximate their carrying value, excluding discounts, due to minimal changes in interest rates and the Company’s credit risk since issuance of the instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit Risk

The Company’s principal financial assets are cash and trade receivables. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. The Company has been determined that no credit loss provision is required, as all amounts outstanding are considered collectible. During the year ended December 31, 2020, the Company incurred $19,411 in bad debt expense (2019 - $506). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at December 31, 2020, the Company had an unrestricted cash balance of $122,568 to settle current liabilities of $814,491.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares and credit facility borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

16.     FINANCIAL INSTRUMENT RISK MANAGEMENT (cont.)

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at December 31, 2020:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued liabilities	$415,570	$—	$—
Convertible debt	86,189	511,571	—
Loans payable	312,732	—	—
Silent partnerships	—	1,775,869	—
Lease liabilities	94,793	370,238	243,264
	$814,491	$2,287,440	$243,264

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to currency risk as it does not hold any financial assets or liabilities in foreign denominated currencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as its financial liabilities carry interest at fixed rates.

Capital Management

In the management of capital, the Company includes components of stockholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As a young growth company, issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

17.    CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the year ended December 31, 2020, the Company had revenue from three major customers (2019 — four major customers) that accounted for approximately 46% (2019 – $59%) of revenue.

PharmGenomics GmbH

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US dollars)

December 31, 2020 and 2019

18.    INCOME TAXES

The provision for income taxes differs from the amount that would have resulted in applying the combined federal statutory tax rate as follows:

	December 31, 2020	December 31, 2019
Net loss for the period	$(569,619)	$(957,055)
Statutory income tax rate	31.2%	31.2%
Expected in tax recovery at statutory income tax rates	$(177,814)	$(298,889)
Permanent differences	14,390	3,498
Difference in tax rates, foreign exchange, and other	(112,435)	16,485
Change in deferred tax assets not recognized	275,859	278,906
Income tax recovery	$—	$—

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2020	December 31, 2019
Deferred tax assets
Net operating loss carryforwards	$1,347,532	$1,071,673
Deferred tax assets not recognized	(1,347,532)	(1,071,673)
Net deferred tax asset	$—	$—

As at December 31, 2020, the Company has approximately $4,314,863 (2019 – $3,752,610) of non-capital losses in Germany that may be used to offset future taxable income. These losses may be carried forward on an indefinite basis and do not expire. The Company has not recognized the deferred tax assets due to the uncertainty around utilizing all of the losses carry-forwards.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

19.     SUBSEQUENT EVENTS

•        Subsequent to the year ended December 31, 2020, EUR$387,133 (approximately $474,780) of the 2019 and 2020 Convertible Loans and EUR$30,139 (approximately $36,962) of the 2017 Convertible Loans were converted to 13,985 shares of the Company. 7,500 of the shares issued for the settlement of the Convertible Loans were held by the Company as at December 31, 2020 and transferred to the debtholders. The Company issued 6,485 new shares to satisfy the remainder of the obligation.

•        On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) with Mainz Biomed B.V. (“Mainz”), which is a private company with limited liability under Dutch law incorporated for the purpose of acquiring the Company. Mainz intends to apply to list its shares on the Nasdaq along with a concurrent financing of a minimum $7 million and a maximum of $10 million at a price of $5 per share. Under the Contribution Agreement, 100% of the shares of the Company will be acquired in exchange for 6,000,000 shares of Mainz. Upon the closing of the Contribution Agreement, the Company will become a wholly owned subsidiary of Mainz and the former shareholders of the Company will hold approximately 62% of the outstanding shares of Mainz.

MAINZ BIOMED B.V.
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements give effect to the acquisition of PharmGenomics GmbH (“PharmGenomics”) by Mainz Biomed B.V. (the “Company”) pursuant to a Contribution Agreement dated August 3, 2021. Pursuant to the Contribution Agreement the Company will acquire all of the outstanding shares of capital stock of PharmGenomics from its shareholders in exchange for 6,000,000 shares of the Company issued pro rata to the PharmGenomics’ shareholders.

MAINZ BIOMED B.V.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2021

	Mainz Biomed B.V. March 31, 2021	PharmGenomics GmbH December 31, 2020	Proforma Adjustments	Notes	Proforma As Adjusted
Assets
Current Assets
Cash	$—	$122,568	$—		$122,568
Trade and other receivables	—	44,241	—		44,241
Prepaid expenses	—	19,589	—		19,589
Total Current assets	—	186,398	—		186,398

Property and equipment	—	30,337	—		30,337
Right-of-use asset	—	456,535	—		456,535
Total Assets	$—	$673,270	$—		$673,270

Liabilities and Shareholders’ Deficit
Current Liabilities
Accounts payable and accrued liabilities	$39,992	$433,813	$—		$473,805
Deferred revenue	—	1,508	—		1,508
Convertible debt – related party	—	86,189	(36,963)	4(a)	49,226
Loans payable	—	24,527	—		24,527
Loans payable – related party	—	108,306	—		108,306
Lease liabilities	—	47,611	—		47,611
Total Current Liabilities	39,992	701,954	(36,963)		704,983

Convertible debt	—	409,660	(398,940)	4(a)	10,720
Convertible debt – related party	—	37,521	(16,081)	4(a)	21,440
Silent partnerships	—	1,319,769	—		1,319,769
Silent partnerships – related party	—	498,481	—		498,481
Lease liabilities	—	447,440	—		447,440
Total Liabilities	39,992	3,414,825	(451,984)		3,002,833

Shareholders’ Deficit
Capital: 1 common share issued and outstanding and 6,000,001 common shares outstanding as adjusted	—	106,111	451,984	4(a), 4(b)	558,095
Reserves	—	2,309,684	—		2,309,684
Accumulated deficit	(39,992)	(4,954,860)	—		(4,994,852)
Accumulated other comprehensive loss	—	(202,490)	—		(202,490)
Total Shareholder’s Deficit	(39,992)	(2,741,555)	451,984		(2,329,563)

Total Liabilities and Shareholders’ Deficit	$—	$673,270	$—		$673,270

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

MAINZ BIOMED B.V.
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended March 31, 2021

	Mainz Biomed B.V. Year ended March 31, 2021	PharmGenomics GmbH Year ended December 31, 2020	Proforma Adjustments	Notes	Proforma As Adjusted
Revenue	$—	$493,565	$—		$493,565
Cost of revenue	—	370,480	—		370,480
Gross profit	—	123,085	—		123,085

Operating Expenses
Advertising	—	5,187	—		5,187
Bad debt expense	—	506	—		506
Consulting	—	2,179			2,179
Depreciation and amortization	—	57,122	—		57,122
Office expenses	—	121,603	—		121,603
Professional fees	39,992	20,020	—		60,012
Salaries and benefits	—	588,430	—		588,430
Travel and entertainment	—	1,753	—		1,753
Total operating expenses	39,992	796,800	—		836,792
Operating loss	(39,992)	(673,715)	—		(713,707)
Other Income (Expense)
Accretion expense	—	(92,375)	28,563	4(a)	(63,812)
Gain on debt extinguishment	—	8,214	—		8,214
Government grant – research and development		224,134			224,134
Government grant – below market financing	—	92,774	—		92,774
Interest expense	—	(176,417)	15,339	4(a)	(161,078)
Other income	—	30,490	—		30,490
Total other expense	—	86,820	43,902		130,722

Net loss before provision for income taxes	(39,992)	(586,895)	43,902		(582,985)
Income taxes	—	—	—		—
Net loss	$(39,992)	$(586,895)	$43,902		$(582,985)

Other comprehensive loss
Foreign currency translation adjustment	—	(224,656)	—		(224,656)
Total comprehensive loss	$(39,992)	$(811,551)	$43,902		$(807,641)

Basic and dilutive loss per common share	$(39,992.00)				$(0.10)
Weighted average number of common shares outstanding	1		6,000,000	4(b)	6,000,001

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

MAINZ BIOMED B.V.
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

On August 3, 2021, Mainz Biomed B.V. (the “Company”) entered into a Contribution Agreement (the “Agreement”) with PharmGenomics GmbH, a company registered in Mainz, Germany (“PharmGenomics”), pursuant to which the Company will acquire all of the outstanding shares of capital stock of PharmGenomics from its shareholders in exchange for 6,000,000 shares of the Company issued pro rata to the PharmGenomics’ shareholders.

NOTE 1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined financial statements are based on the Company’s and PharmGenomics’ historical consolidated financial statements as adjusted to give effect to the acquisition of PharmGenomics and the shares issued as part of the acquisition. The unaudited pro forma combined statements of operations for the year ended March 31, 2021 give effect to the PharmGenomics’ acquisition as if it had occurred on April 1, 2020. The unaudited proforma combined balance sheet as of March 31, 2021 gives effect to the PharmGenomics acquisition as if it had occurred on March 31, 2021.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are: (1) directly attributable to the Acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the Company’s results of operations. The pro forma adjustments presented in the pro forma combined balance sheet and statement of operations are described in Note 4 — Pro Forma Adjustments.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. These companies may have performed differently had they actually been combined for the periods presented. You should not rely on the pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the acquisition.

NOTE 2. ACCOUNTING PERIODS PRESENTED

Certain pro forma adjustments were made to conform PharmGenomics accounting policies to the Company’s accounting policies as noted below.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 is presented as if the acquisition had occurred on March 31, 2021 and combines the historical balance sheet of the Company at March 31, 2021 and the historical balance sheet of the PharmGenomics at December 31, 2020.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 has been prepared by combining the Company’s historical consolidated statement of operations for the period ended March 31, 2021, with the historical statement of operations of PharmGenomics for the year ended December 31, 2020.

NOTE 3. PRELIMINARY PURCHASE PRICE ALLOCATION

On August 3, 2021, the Company acquired PharmGenomics for total consideration of 6,000,000 shares of Company’s common stock. The unaudited pro forma condensed combined financial statements include various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of PharmaGenomics based on carrying values. The Companies were under common control before the acquisition and are consolidated in which the assets and liabilities of PharmaGenomics have been presented at their carrying values.

Accordingly, pro forma adjustments are preliminary and have been made solely for illustrative purposes.

MAINZ BIOMED B.V.
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 4. PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

a)      In connection with the Agreement, a portion of convertible debt of PharmGenomics is being converted to commons shares of PharmGenomics prior to the share exchange. This represents the adjustment to reduce interest and accretion expenses, to give effect to the cost savings from the reduced debt and to record the conversion of €368,544 ($451,984) in debt to 6,485 common shares of PharmGenomics. Such converted common shares of PharmGenomics were in turn exchanged for common shares of the Company pursuant to the Contribution Agreement.

b)      Represents an adjustment to increase common shares of the Mainz by the par value of the 6,000,000 shares issued in connection with the transaction and to eliminate the carrying value of the common shares of PharmGenomics, as well as increase the capital for the net difference.

______________ Shares

MAINZ BIOMED, B.V.

____________________________

PROSPECTUS

____________________________

Boustead Securities. LLC

, 2021

Through and including              (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this selling shareholder prospectus is not complete and may be changed. The selling shareholders named in this selling shareholder prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This selling shareholder prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 3, 2021

ALTERNATE PAGES FOR SELLING SHAREHOLDER PROSPECTUS

_____________ Ordinary Shares

Mainz Biomed B.V.

________________

PROSPECTUS

_______________ ordinary shares

The selling shareholders plan to sell an aggregate of            ordinary shares (the “Resale Shares”).

The ordinary shares offered by this selling shareholder prospectus may be sold by the selling shareholders from time-to-time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. By a separate prospectus (the “Prospectus”), we have registered            ordinary shares, which we are offering for sale to the public through our underwriter. The selling shareholders have expressed an intent not to sell shares prior to the closing of or concurrently with the public offering.

We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “MYNZ”.

The distribution of the shares by the selling shareholders is not subject to any underwriting agreement. We will not receive any proceeds from the sale of the Resale Shares by the selling shareholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by a selling shareholder will be borne by such selling shareholder.

An investment in our securities may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of your investment. See “Risk Factors” beginning on page 11 to read about the risks you should consider before buying our securities. An investment in our securities is not suitable for all investors.

Sales of our ordinary shares registered in this selling shareholder prospectus and the Prospectus will result in two offerings taking place concurrently.

You should rely only on the information contained in this selling shareholder prospectus and any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This selling shareholder prospectus may only be used where it is legal to sell these securities. The information in this selling shareholder prospectus is only accurate on the date of this selling shareholder prospectus, regardless of the time of any sale of securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SELLING SHAREHOLDER PROSPECTUS.    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this selling shareholder prospectus is             , 2021

EXPLANATORY NOTE

Concurrent with this offering, the Company is registering            ordinary shares.  We anticipate that the public offering price of our ordinary shares will be between $            and $            . Sales by selling shareholders may reduce the price of our ordinary shares, demand for our ordinary shares and, as a result, the liquidity of your investment.

SELLING SHAREHOLDERS

This selling shareholder prospectus relates to the resale from time to time by the selling shareholders identified herein of up to an aggregate of             Resale Shares.

The Resale Shares are being registered to permit public sales of the Resale Shares, and the selling shareholders may offer the Resale Shares for resale from time to time pursuant to this selling shareholder prospectus. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of their respective Resale Shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those Resale Shares.

The table below sets forth certain information regarding the selling shareholders and the Resale Shares offered in this selling shareholder prospectus. Except for the entry into agreements for the purchase of the Resale Shares, none of the selling shareholders have had a material relationship with us within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC. The selling shareholders’ percentage of ownership of our outstanding shares in the table below is based upon            ordinary shares issued and outstanding as of August 3, 2021.

Name of Selling Shareholders	Number of Ordinary Shares Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Number of Ordinary Shares Owned After Offering	Number of Ordinary Shares that May Be Sold in This Offering As A Percentage of Currently Outstanding Shares	Percentage of Ordinary Shares Owned After the Offering
				%	%

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PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell any or all of their Resale Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the Resale Shares are sold through underwriters, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Resale Shares may be sold at prevailing market prices or privately negotiated prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales entered into after the effective date of the registration statement of which this selling shareholder prospectus is a part;

•        in transactions through broker-dealers that agree with the selling shareholder to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this selling shareholder prospectus. In general, a person who has beneficially owned restricted ordinary shares for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale.

The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the Resale Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of the Resale Shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Resale Shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the Resale Shares, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell Resale Shares short and deliver our ordinary shares covered by this selling shareholder prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge the Resale Shares to broker-dealers that in turn may sell such shares.

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The selling shareholders may from time to time pledge or grant a security interest in some or all of their Resale Shares and, if a selling shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Resale Shares from time to time under this selling shareholder prospectus after we have filed an amendment to this selling shareholder prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as a selling shareholder under this selling shareholder prospectus.

The selling shareholders also may transfer the Resale Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this selling shareholder prospectus and may sell the Resale Shares from time to time under this selling shareholder prospectus after we have filed an amendment to this selling shareholder prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgees, transferees or other successors in interest as a selling shareholder under this selling shareholder prospectus. The selling shareholders also may transfer and donate the Resale Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this selling shareholder prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the Resale Shares may be deemed to be an “Underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Resale Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Resale Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the Resale Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Resale Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that the selling shareholders will sell any or all of the Resale Shares registered pursuant to the registration statement, of which this selling shareholder prospectus forms a part.

The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Resale Shares. At the time of the purchase of the Resale Shares, they had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the Resale Shares. We are not obligated to pay any of the expenses of any attorney or other advisor engaged by the selling shareholders.

If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of their Resale Shares, we will file a post-effective amendment to the registration statement. If a selling shareholder uses this selling shareholder prospectus for any sale of its Resale Shares, it will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the Resale Shares and activities of the selling shareholders, which may limit the timing of purchases and sales of any of the Resale Shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Resale Shares to engage in passive market-making activities with respect to the Resale Shares. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our ordinary shares in the secondary market. All of the foregoing may affect the marketability of the Resale Shares and the ability of any person or entity to engage in market-making activities with respect to the Resale Shares.

Once sold under the registration statement, of which this selling shareholder prospectus forms a part, the Resale Shares will be freely tradable in the hands of persons other than our affiliates.

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USE OF PROCEEDS

We will not receive proceeds from sales of the Resale Shares made under this selling shareholder prospectus.

DETERMINATION OF OFFERING PRICE

The selling shareholders will offer the Resale Shares at the prevailing market prices or privately negotiated price. The offering price of our ordinary shares does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our ordinary shares might not trade at market prices in excess of the offering price as prices for ordinary shares in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity. See “Plan of Distribution” above for more information.

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The current address of Ortoli Rosenstadt LLP is 501 Madison Avenue, 14th Floor, New York, NY 10022. CMS Derks Star Busmann N.V. is acting as counsel to our company regarding matters of Dutch law. The current address of CMS Derks Star Busmann N.V. is Atrium — Parnassusweg 737, 1077 DG Amsterdam, PO Box 94700, 1090 GS Amsterdam, Netherlands.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Dutch law, members of the board of directors may be liable to the registrant for damages in the event of improper or negligent performance of their duties. They may be jointly and severally liable for damages to the registrant and third parties for infringement of our Articles of Association or certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Pursuant to the registrant’s articles of association, to the fullest extent permitted by Dutch law, the following shall be reimbursed to the indemnified officers:

(a)     the costs of conducting a defence against claims, also including claims by the Company and its group companies, as a consequence of any acts or omissions in the fulfilment of their duties or any other duties currently or previously performed by them at the company’s request;

(b)    any damages or financial penalties payable by them as a result of any such acts or omissions;

(c)     any amounts payable by them under settlement agreements entered into by them in connection with any such acts or omissions;

(d)    the costs of appearing in other legal proceedings in which they are involved as directors or former directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf;

(e)     any taxes payable by them as a result of any reimbursements in accordance with the articles of association.

An indemnitee shall not be entitled to reimbursement if and to the extent that:

(a)     it has been adjudicated by a Dutch court or, in the case of arbitration, an arbitrator, in a final and conclusive decision that the act or omission of the Indemnitee may be characterised as intentional, deliberately reckless or grossly negligent conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

(b)    the costs or financial loss of the Indemnitee are covered by an insurance and the insurer has paid out the costs or financial loss.

The description of indemnity herein is merely a summary of the provisions in the registrant’s articles of association described above, and such description shall not limit or alter the mentioned provisions in the articles of association or other indemnification agreements.

Prior to the public offering of the securities being registered by this registration statement, we intend to enter into a directors’ and officers’ liability insurance policy to cover the liability of members of the board of directors and members.

The underwriting agreement the registrant will enter into in connection with the offering being registered hereby provides that the underwriter will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved the underwriter’s underwriting discounts or commissions or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Since our founding, we have issued:

•        2,010,000 units, each consisting of one ordinary share and a warrant to purchase an ordinary share at an exercise price of $3.00, for a per unit offering price of $0.30; and

•        200,000 ordinary shares to our Chief Executive Officer in connection with his being appointed as our executive officer.

Prior to the public filing of this registration statement, we intend to close on a contribution agreement with PharmGenomics pursuant to which we will issue the shareholders of PharmGenomics GmbH 6,000,000 of our ordinary shares.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with this registration statement:

1.1	Form of Underwriting Agreement*
3.1	Charter Documents*
4.1	Share Certificate — Ordinary Shares*
4.2	Form of Underwriter’s Warrant (included in Exhibit 1.1)*
5.1	Opinion of CMS Derks Star Busmann N.V.*
10.1	License and Development Agreement, dated January 1, 2019, between the Company and ColoAlert AS
10.2	Amendment to License and Development Agreement, dated November 2, 2020, between the Company and ColoAlert AS
10.3	Option to Purchase Intellectual Property Assets, dated February 2021, among the Company, ColoAlert AS and Norda ASA*
10.4	Management Services Agreement, dated July 1, 2020, between the Company and Guido Baechler
10.5	Consulting Agreement, dated July 16, 2021, between the Company and William Caragol
10.6	Management Services Agreement, dated January 1, 2019, between the Company and Dr. Moritz Eidens
10.7	Management Services Agreement, dated January 1, 2019, between the Company and Philipp Freese
10.8	Lease, dated October 23, 2013*
10.9	Contribution Agreement between the Company and PharmGenomics GmbH
10.10	Silent partnership agreement, dated August 1, 2010*
10.11	Silent partnership agreement, dated June 22, 2013*
10.12	Silent partnership agreement, dated January 25, 2016*
10.13	Silent partnership agreement, dated June 24, 2018*
10.14	Silent partnership agreement, dated November 20, 2020*
14.1	Code of Conduct and Ethics*
23.1	Consent of BFBorgers CPA PC for use of report for Mainz Biomed B.V.
23.2	Consent of BFBorgers CPA PC for use of report of PharmGenomics GmbH (included in exhibit 23.1)
23.2	Consent of CMS Derks Star Busmann N.V. (contained in exhibit 5.1)*

____________

*        To be filed by amendment

ITEM 9. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)     Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S- X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)    Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on August 3, 2021.

MAINZ BIOMED, B.V
(Registrant)
By:	/s/ Guido Baechler
Guido Baechler, Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Guido Baechler	Chief Executive Officer (Principal Executive Officer), Chairman	August 3, 2021
Guido Baechler
/s/ William Caragol	Chief Financial Officer (Principal Financial Officer and	August 3, 2021
William Caragol	Principal Accounting Officer)
/s/ Marco Messina	Director	August 3, 2021
Marco Messina

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Mainz Biomed B.V., has signed this registration statement or amendment thereto in New York, New York, on August 3, 2021.

Ortoli Rosenstadt LLP
By:	/s/ William S. Rosenstadt
Name:	William S. Rosenstadt
Title:	Managing Partner